Exhibit 99.2

THIS PROPOSED DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF BANKRUPTCY CODE SECTION 1125(a). THIS IS NOT A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE PLAN. ACCEPTANCES OR REJECTIONS WILL NOT BE SOLICITED UNTIL THE BANKRUPTCY COURT HAS APPROVED THIS PROPOSED DISCLOSURE STATEMENT. THE DEBTORS RESERVE THE RIGHT TO AMEND OR SUPPLEMENT THIS PROPOSED DISCLOSURE STATEMENT.

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK
:
In re:	:	Chapter 11
:
PACIFIC DRILLING S.A., et al.,	:	Case No. 17-13193 (MEW)
:
	:	(Jointly Administered)
Debtors[1]	:
:
:

FIRST AMENDED DISCLOSURE STATEMENT FOR THE JOINT

PLAN OF REORGANIZATION FOR PACIFIC DRILLING S.A. AND CERTAIN

OF ITS AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

TOGUT, SEGAL & SEGAL LLP

One Penn Plaza, Suite 3335

New York, New York 10119

(212) 594-5000

Albert Togut

Frank A. Oswald

Kyle J. Ortiz

Charles M. Persons

Counsel for Debtors and Debtors in Possession

Dated: August 31, 2018

New York, NY

[1]

The Debtors in these chapter 11 cases and, if applicable, the last four digits of their U.S. taxpayer identification numbers are: Pacific Drilling S.A., Pacific Drilling (Gibraltar) Limited, Pacific Drillship (Gibraltar) Limited, Pacific Drilling, Inc. (1524), Pacific Drilling Finance S.à r.l., Pacific Drillship S.à r.l., Pacific Drilling Limited, Pacific Sharav S.à r.l. (2431), Pacific Drilling VII Limited, Pacific Drilling V Limited, Pacific Drilling VIII Limited, Pacific Scirocco Ltd. (0073), Pacific Bora Ltd. (9815), Pacific Mistral Ltd., Pacific Santa Ana (Gibraltar) Limited, Pacific Drilling Operations Limited (9103), Pacific Drilling Operations, Inc. (4446), Pacific Santa Ana S.à r.l. (6417), Pacific Drilling, LLC (7655), Pacific Drilling Services, Inc. (5302), Pacific Drillship Nigeria Limited (0281) and Pacific Sharav Korlátolt Felelősségű Társaság.

INTRODUCTION AND DISCLAIMER

Pacific Drilling S.A. (“PDSA”) and certain of its affiliates (collectively, the ”Debtors”) submit this amended disclosure statement (the “Disclosure Statement”) to Holders of Claims entitled to vote on the First Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates, a copy of which is annexed hereto as Appendix A (together with all exhibits thereto or referenced therein, and as amended, supplemented, and/or modified from time to time, the “Plan”).2 This Disclosure Statement is to be used by each such person solely in connection with its evaluation of the Plan. Use of this Disclosure Statement for any other purpose is not authorized.

The Debtors are providing you with the information in this Disclosure Statement because you may be a creditor entitled to vote on the Plan. The Debtors believe that the Plan is in the best interests of creditors and other stakeholders. All creditors entitled to vote on the Plan are urged to vote in favor of it. A summary of the voting instructions is set forth beginning on page 1 of this Disclosure Statement and in the order entered by the Bankruptcy Court approving this Disclosure Statement (together with all exhibits thereto and referenced therein, and as amended, supplemented, and/or modified from time to time, the “Disclosure Statement Order”). To be counted, your Ballot must be duly completed, executed, and actually received by the Debtors’ claims, noticing, and balloting agent, Prime Clerk LLC (“Prime Clerk” or the “Voting Agent”) by 4:00 p.m., prevailing Eastern Time, on October 17, 2018 (the “Voting Deadline”), unless this deadline is extended by the Debtors.

ALL HOLDERS OF IMPAIRED CLAIMS ENTITLED TO VOTE ON THE PLAN ARE ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND ITS APPENDICES CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE TO ACCEPT OR REJECT THE PLAN. THIS DISCLOSURE STATEMENT CONTAINS IMPORTANT INFORMATION ABOUT THE PLAN AND IMPORTANT CONSIDERATIONS PERTINENT TO ACCEPTANCE OR REJECTION OF THE PLAN.

This Disclosure Statement and any accompanying letters are the only documents to be used in connection with the solicitation of votes on the Plan. No person is authorized by the Debtors to give any information or to make any representation other than as contained in this Disclosure Statement and the exhibits attached hereto or incorporated by reference or referred to herein. If given or made, such information or representation may not be relied upon as having been authorized by the Debtors. Although the Debtors will make available to creditors entitled to vote on the Plan such additional information as may be required by applicable law prior to the Voting Deadline, the delivery of this Disclosure Statement will not under any circumstances imply that the information herein is correct as of any time after the date hereof.

[2]	All capitalized terms not otherwise defined in this Disclosure Statement have the meanings ascribed to such terms in the Plan.

i

This Disclosure Statement contains summaries of certain provisions of the Plan, certain documents related to the Plan, certain events in the Debtors’ Chapter 11 Cases, and certain financial information. Such summaries are qualified in their entirety by reference to the full text of such documents. Factual information contained in this Disclosure Statement has been provided by the Debtors’ management, except where otherwise specifically noted. Unless specifically noted, the financial information contained herein has not been audited by a certified public accounting firm. The Debtors do not warrant or represent that the information contained herein, including financial information, is without any inaccuracy or omission.

THE DEBTORS HAVE PREPARED THIS DISCLOSURE STATEMENT PURSUANT TO BANKRUPTCY CODE SECTION 1125 FOR USE IN THE SOLICITATION OF VOTES ON THE PLAN. FOR A COMPLETE UNDERSTANDING OF THE PLAN, YOU SHOULD READ THIS DISCLOSURE STATEMENT, INCLUDING SECTION V—”RISK FACTORS TO BE CONSIDERED,” THE PLAN, AND THE APPENDICES AND EXHIBITS HERETO AND THERETO IN THEIR ENTIRETY. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THE PLAN AND THIS DISCLOSURE STATEMENT, THE TERMS OF THE PLAN ARE CONTROLLING.

THE CONFIRMATION AND EFFECTIVENESS OF THE PLAN ARE SUBJECT TO THE SATISFACTION OR WAIVER OF MATERIAL CONDITIONS PRECEDENT. SEE ARTICLE IX OF THE PLAN. THERE CAN BE NO ASSURANCE THAT THOSE CONDITIONS PRECEDENT WILL BE SATISFIED. THERE CAN BE NO ASSURANCE, THEREFORE, AS TO WHEN AND WHETHER CONFIRMATION OF THE PLAN AND THE EFFECTIVE DATE ACTUALLY WILL OCCUR. PROCEDURES FOR DISTRIBUTIONS UNDER THE PLAN, INCLUDING MATTERS THAT ARE EXPECTED TO AFFECT (A) THE TIMING OF THE RECEIPT OF DISTRIBUTIONS BY HOLDERS OF CLAIMS AND INTERESTS IN CERTAIN CLASSES AND (B) THE AMOUNT OF DISTRIBUTIONS ULTIMATELY RECEIVED BY SUCH HOLDERS ARE DESCRIBED IN SECTION IV—”SUMMARY OF THE PLAN OF REORGANIZATION.” IF THE PLAN IS NOT CONFIRMED AND/OR EFFECTUATED, THEN THE DEBTORS WILL HAVE TO CONSIDER ALL OF THEIR OPTIONS AS DEBTORS IN BANKRUPTCY.

THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE. ANY CREDITOR OR INTEREST HOLDER DESIRING ANY SUCH ADVICE OR ANY OTHER ADVICE SHOULD CONSULT WITH ITS OWN ADVISORS. FURTHER, THE BANKRUPTCY COURT’S APPROVAL OF THE ADEQUACY OF DISCLOSURES CONTAINED IN THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE THE BANKRUPTCY COURT’S APPROVAL OF THE MERITS OF THE PLAN OR A GUARANTEE BY THE BANKRUPTCY COURT OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN.

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING THE INFORMATION REGARDING THE DEBTORS’ HISTORY, BUSINESS, AND OPERATIONS, IS INCLUDED FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE PLAN. AS TO CONTESTED MATTERS AND ADVERSARY PROCEEDINGS THAT MAY BE PENDING AS OF THE FILING OF THE DEBTORS’ CHAPTER 11 CASES OR COMMENCED AFTER THE FILING OF THE DEBTORS’ CHAPTER 11 CASES, THIS DISCLOSURE STATEMENT IS NOT TO BE CONSTRUED AS AN ADMISSION OR A STIPULATION BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS.

THIS DISCLOSURE STATEMENT MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, AND NOTHING STATED HEREIN (A) CONSTITUTES AN ADMISSION OF ANY FACT OR LIABILITY BY ANY PARTY, (B) SHALL BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTORS OR ANY OTHER PARTY, OR (C) SHALL BE DEEMED A REPRESENTATION OF THE TAX OR OTHER LEGAL EFFECTS OF THE PLAN ON THE DEBTORS OR HOLDERS OF CLAIMS OR INTERESTS.

CERTAIN OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, BY THEIR NATURE, ARE FORWARD-LOOKING AND CONTAIN ESTIMATES AND ASSUMPTIONS. SUCH STATEMENTS CONSIST OF ANY STATEMENT OTHER THAN A RECITATION OF HISTORICAL FACT AND CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “MAY,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” OR “CONTINUE,” OR THE NEGATIVE THEREOF, OTHER VARIATIONS THEREON, OR COMPARABLE TERMINOLOGY AND INCLUDE THE LIQUIDATION ANALYSIS, FINANCIAL PROJECTIONS, AND VALUAION OF THE REORGANIZED DEBTORS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES. FORWARD-LOOKING STATEMENTS ARE PROVIDED IN THIS DISCLOSURE STATEMENT PURSUANT TO THE SAFE HARBOR ESTABLISHED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SHOULD BE EVALUATED IN THE CONTEXT OF THE ESTIMATES, ASSUMPTIONS, UNCERTAINTIES, AND RISKS DESCRIBED HEREIN.

FURTHER, THE READER IS CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS ARE NECESSARILY SPECULATIVE AND THAT THERE ARE CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PRESENTED IN SUCH FORWARD-LOOKING STATEMENTS. DUE TO THESE UNCERTAINTIES, READERS CANNOT BE ASSURED THAT ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT. THE LIQUIDATION ANALYSIS, PROJECTIONS, AND OTHER INFORMATION CONTAINED HEREIN AND ATTACHED HERETO ARE ESTIMATES ONLY, AND THE VALUE OF THE PROPERTY DISTRIBUTED TO HOLDERS OF ALLOWED CLAIMS OR EQUITY INTERESTS MAY BE AFFECTED BY

MANY FACTORS THAT CANNOT BE PREDICTED. THEREFORE, ANY ANALYSES, ESTIMATES, OR RECOVERY PROJECTIONS MAY OR MAY NOT TURN OUT TO BE ACCURATE. THE DEBTORS ARE UNDER NO OBLIGATION TO (AND EXPRESSLY DISCLAIM ANY OBLIGATION TO) UPDATE OR ALTER ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW. ALL HOLDERS OF IMPAIRED CLAIMS SHOULD CAREFULLY READ AND CONSIDER THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY, INCLUDING SECTION V—”RISK FACTORS TO BE CONSIDERED” AND ITEM “3D—RISK FACTORS” OF THE ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 FILED WITH THE SEC ON APRIL 2, 2018 AND INCORPORATED BY REFERENCE HEREIN BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

NO REPRESENTATIONS CONCERNING THE DEBTORS OR THE VALUE OF THEIR PROPERTY HAVE BEEN AUTHORIZED BY THE DEBTORS OTHER THAN AS SET FORTH IN THIS DISCLOSURE STATEMENT AND THE DOCUMENTS ATTACHED TO THIS DISCLOSURE STATEMENT. ANY INFORMATION, REPRESENTATIONS, OR INDUCEMENTS MADE TO OBTAIN AN ACCEPTANCE OF THE PLAN WHICH ARE OTHER THAN AS SET FORTH HEREIN, OR INCONSISTENT WITH THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT, THE DOCUMENTS ATTACHED TO THIS DISCLOSURE STATEMENT, AND THE PLAN SHOULD NOT BE RELIED UPON BY ANY HOLDER OF A CLAIM OR INTEREST.

THE SECURITIES DESCRIBED IN THIS DISCLOSURE STATEMENT TO BE ISSUED PURSUANT TO THE PLAN WILL BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT, AS AMENDED, OR ANY SIMILAR FEDERAL, STATE, OR LOCAL LAW, GENERALLY IN RELIANCE ON THE EXEMPTIONS SET FORTH IN SECTION 1145 OF THE BANKRUPTCY CODE AND SECTION 4(A)(2) OF THE SECURITIES ACT OF 1933 (AS AMENDED, THE “SECURITIES ACT”) OR REGULATION D OR REGULATION S PROMULGATED THEREUNDER, AS APPLICABLE.

TO THE EXTENT THAT THE DEBTORS RELY ON A PRIVATE PLACEMENT EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT FOR THE OFFER AND ISSUANCE OF ANY SECURITIES, THOSE SECURITIES WILL BE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER THE SECURITIES ACT AND MAY ONLY BE RESOLD OR OTHERWISE TRANSFERRED PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT OR (B) AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR SIMILAR PUBLIC, GOVERNMENTAL, OR REGULATORY AUTHORITY. THIS DISCLOSURE STATEMENT HAS NOT BEEN FILED FOR APPROVAL WITH THE SEC OR ANY STATE AUTHORITY AND NEITHER THE SEC NOR ANY STATE AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE STATEMENT OR UPON THE MERITS OF THE PLAN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

NEITHER THE SOLICITATION NOR THIS DISCLOSURE STATEMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED.

THIS DISCLOSURE STATEMENT CONTAINS, AMONG OTHER THINGS, A SUMMARY OF THE PLAN, CERTAIN EVENTS IN THE DEBTORS’ CHAPTER 11 CASES, AND CERTAIN DOCUMENTS RELATED TO THE PLAN THAT ARE ATTACHED HERETO AND INCORPORATED HEREIN BY REFERENCE OR THAT MAY BE FILED LATER WITH THE PLAN SUPPLEMENT. ALTHOUGH THE DEBTORS BELIEVE THAT THESE SUMMARIES ARE FAIR AND ACCURATE, THESE SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY, TO THE EXTENT THAT THE SUMMARIES DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS OR EVERY DETAIL OF SUCH EVENTS, BY REFERENCE TO SUCH DOCUMENT OR STATUTORY PROVISIONS. IN THE EVENT OF ANY CONFLICT, INCONSISTENCY, OR DISCREPANCY BETWEEN A DESCRIPTION IN THIS DISCLOSURE STATEMENT AND THE TERMS AND PROVISIONS OF THE PLAN OR ANY OTHER DOCUMENTS, THE PLAN OR SUCH OTHER DOCUMENTS WILL GOVERN AND CONTROL FOR ALL PURPOSES.

EXCEPT AS OTHERWISE SPECIFICALLY AND EXPRESSLY STATED HEREIN, THIS DISCLOSURE STATEMENT DOES NOT REFLECT ANY EVENTS THAT MAY OCCUR SUBSEQUENT TO THE DATE HEREOF AND THAT MAY HAVE A MATERIAL IMPACT ON THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT. ACCORDINGLY, THE DELIVERY OF THIS DISCLOSURE STATEMENT WILL NOT, UNDER ANY CIRCUMSTANCE, IMPLY THAT THE INFORMATION HEREIN IS CORRECT OR COMPLETE AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

IN PREPARING THIS DISCLOSURE STATEMENT, THE DEBTORS RELIED ON FINANCIAL DATA DERIVED FROM THE DEBTORS’ BOOKS AND RECORDS AND ON VARIOUS ASSUMPTIONS REGARDING THE DEBTORS’ BUSINESS. THE DEBTORS’ MANAGEMENT HAS REVIEWED THE FINANCIAL INFORMATION PROVIDED IN THIS DISCLOSURE STATEMENT. ALTHOUGH THE DEBTORS HAVE USED THEIR REASONABLE BUSINESS JUDGMENT TO ENSURE THE ACCURACY OF THIS FINANCIAL INFORMATION, THE FINANCIAL

v

INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS DISCLOSURE STATEMENT, THIS DISCLOSURE STATEMENT HAS NOT BEEN AUDITED (UNLESS OTHERWISE EXPRESSLY PROVIDED HEREIN) AND NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OF THE FINANCIAL INFORMATION CONTAINED HEREIN OR ASSUMPTIONS REGARDING THE DEBTORS’ BUSINESS AND ITS FUTURE RESULTS AND OPERATIONS. THE DEBTORS EXPRESSLY CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

NEITHER THIS DISCLOSURE STATEMENT, THE PLAN, THE CONFIRMATION ORDER, NOR THE PLAN SUPPLEMENT WAIVE ANY RIGHTS OF THE DEBTORS WITH RESPECT TO THE HOLDERS OF CLAIMS OR INTERESTS PRIOR TO THE EFFECTIVE DATE. RATHER, THIS DISCLOSURE STATEMENT SHALL CONSTITUTE A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS RELATED TO POTENTIAL CONTESTED MATTERS, POTENTIAL ADVERSARY PROCEEDINGS, AND OTHER PENDING OR THREATENED LITIGATION OR ACTIONS.

NO RELIANCE SHOULD BE PLACED ON THE FACT THAT A PARTICULAR LITIGATION CLAIM OR PROJECTED OBJECTION TO A PARTICULAR CLAIM IS OR IS NOT IDENTIFIED IN THIS DISCLOSURE STATEMENT. EXCEPT AS PROVIDED UNDER THE PLAN, THE DEBTORS OR THE REORGANIZED DEBTORS MAY SEEK TO INVESTIGATE, FILE, AND PROSECUTE CLAIMS AND CAUSES OF ACTION AND MAY OBJECT TO CLAIMS AFTER CONFIRMATION OR THE EFFECTIVE DATE OF THE PLAN IRRESPECTIVE OF WHETHER THIS DISCLOSURE STATEMENT IDENTIFIES ANY SUCH CLAIMS OR OBJECTIONS TO CLAIMS ON THE TERMS SPECIFIED IN THE PLAN.

THE DEBTORS ARE GENERALLY MAKING THE STATEMENTS AND PROVIDING THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT AS OF THE DATE HEREOF WHERE FEASIBLE, UNLESS OTHERWISE SPECIFICALLY NOTED. ALTHOUGH THE DEBTORS MAY SUBSEQUENTLY UPDATE THE INFORMATION IN THIS DISCLOSURE STATEMENT, THE DEBTORS HAVE NO AFFIRMATIVE DUTY TO DO SO. HOLDERS OF CLAIMS REVIEWING THIS DISCLOSURE STATEMENT SHOULD NOT INFER THAT, AT THE TIME OF THEIR REVIEW, THE FACTS SET FORTH HEREIN HAVE NOT CHANGED SINCE THIS DISCLOSURE STATEMENT WAS SENT. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION, MODIFICATION, OR AMENDMENT. THE DEBTORS RESERVE THE RIGHT TO FILE AN AMENDED OR MODIFIED PLAN AND RELATED DISCLOSURE STATEMENT FROM TIME TO TIME, SUBJECT TO THE TERMS OF THE PLAN SUPPORT AGREEMENT.

THE DEBTORS HAVE NOT AUTHORIZED ANY ENTITY TO GIVE ANY INFORMATION ABOUT OR CONCERNING THE PLAN OTHER THAN THAT WHICH IS CONTAINED IN THIS DISCLOSURE STATEMENT. THE DEBTORS HAVE NOT AUTHORIZED ANY REPRESENTATIONS CONCERNING THE DEBTORS OR THE VALUE OF THEIR PROPERTY OTHER THAN AS SET FORTH IN THIS DISCLOSURE STATEMENT.

HOLDERS OF CLAIMS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN MUST RELY ON THEIR OWN EVALUATION OF THE COMPANY AND THEIR OWN ANALYSES OF THE TERMS OF THE PLAN IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN. IMPORTANTLY, PRIOR TO DECIDING WHETHER AND HOW TO VOTE ON THE PLAN, EACH HOLDER OF A CLAIM IN A VOTING CLASS SHOULD REVIEW THE PLAN IN ITS ENTIRETY AND CONSIDER CAREFULLY ALL OF THE INFORMATION IN THIS DISCLOSURE STATEMENT AND ANY EXHIBITS HERETO.

IF THE PLAN IS CONFIRMED BY THE BANKRUPTCY COURT AND THE EFFECTIVE DATE OCCURS, ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS (INCLUDING THOSE HOLDERS WHO DO NOT SUBMIT BALLOTS TO ACCEPT OR REJECT THE PLAN, WHO VOTE TO REJECT THE PLAN, OR WHO ARE NOT ENTITLED TO VOTE ON THE PLAN) WILL BE BOUND BY THE TERMS OF THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY.

NOTWITHSTANDING ANY RIGHTS OF APPROVAL PURSUANT TO THE PLAN SUPPORT AGREEMENT OR OTHERWISE AS TO THE FORM OR SUBSTANCE OF THIS DISCLOSURE STATEMENT, THE PLAN, OR ANY OTHER DOCUMENT RELATING TO THE TRANSACTIONS CONTEMPLATED THEREUNDER, NONE OF THE CREDITORS OR INTEREST HOLDERS PARTY TO THE PLAN SUPPORT AGREEMENT, OR THEIR RESPECTIVE REPRESENTATIVES, MEMBERS, FINANCIAL OR LEGAL ADVISORS, OR AGENTS HAS INDEPENDENTLY VERIFIED THE INFORMATION CONTAINED HEREIN OR TAKES ANY RESPONSIBILITY THEREFOR AND NONE OF THE FOREGOING ENTITIES OR PERSONS MAKES ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER CONCERNING THE INFORMATION CONTAINED HEREIN.

Rules of Interpretation

For purposes of this Disclosure Statement, unless otherwise provided herein, (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) each pronoun stated in the masculine, feminine, or neuter gender includes the masculine, feminine, and neuter gender; (c) any reference in this Disclosure Statement to an existing document or schedule filed or to be filed means such document or schedule, as it may have been or may be amended, modified, or supplemented; (d) any reference to an entity as a Holder of a Claim or Interest includes that entity’s successors and assigns; (e) all references in this Disclosure Statement to Sections, Articles, and Appendices are references to Sections, Articles, and Appendices of or to this Disclosure Statement;

(f) the words “herein,” “hereunder,” and “hereto” refer to this Disclosure Statement in its entirety rather than to a particular portion of this Disclosure Statement; (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Disclosure Statement; (h) any term used in capitalized form in this Disclosure Statement that is not otherwise defined in this Disclosure Statement or the Plan, but that is used in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as applicable; (i) all references to docket numbers of documents filed in the Chapter 11 Cases are references to the docket numbers under the Bankruptcy Court’s CM/ECF system; (j) all references to statutes, regulations, orders, rules of courts, and the like shall mean as amended from time to time, unless otherwise stated; (k) in computing any period of time prescribed or allowed, the provisions of Bankruptcy Rule 9006(a) shall apply, and if the date on which a transaction may occur pursuant to this Disclosure Statement shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day; (l) unless otherwise specified, all references in this Disclosure Statement to monetary figures shall refer to currency of the United States of America; (m) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (n) to the extent this Disclosure Statement is inconsistent with the terms of the Plan, the Plan shall control; (o) to the extent this Disclosure Statement is inconsistent with the Confirmation Order, the Confirmation Order shall control; (p) to the extent this Disclosure Statement is inconsistent with the terms of the New First Lien Notes Term Sheet, the New Second Lien PIK Toggle Notes Term Sheet, the Rights Offering Procedures, or the Form of Intercreditor Agreement, such term sheets and documents shall control; (q) to the extent any such term sheet is inconsistent with the applicable definitive document included in the Plan Supplement (as defined below), such definitive document shall control; and (r) any immaterial effectuating provision may be interpreted by the Reorganized Debtors in a manner that is consistent with the overall purpose and intent of this Disclosure Statement and the Plan without further Bankruptcy Court order.

TABLE OF CONTENTS

INTRODUCTION AND DISCLAIMER	i

I. PLAN SUMMARY; VOTING INSTRUCTIONS AND PROCEDURES	1

A. Introduction	1

B. Executive Summary of the Plan	1

1. Plan Support Agreement and Restructuring Transactions	1

2. Plan Support Parties	4

3. Releases of Claims	5

C. Summary of the Exit Financing Transactions	5

1. New First Lien Notes	5

2. New Second Lien PIK Toggle Notes	7

3. New Second Lien PIK Toggle Notes Commitment Agreement	8

4. Equity Commitment Agreement	9

D. Summary of Classification and Recoveries	10

E. Solicitation Procedures and Solicitation Package	16

F. Voting Procedures and Voting Deadline	18

G. Revocation; Waivers of Defects; Irregularities	19

H. Confirmation Hearing and Deadline for Objections to Confirmation	19

I. Additional Information	20

II. OVERVIEW OF THE DEBTORS	20

A. Debtors’ Corporate Structure, Business Operations, and History	20

1. Corporate Structure	20

2. Business Operations	21

3. Company History	23

B. Directors and Officers	25

C. Employees	25

D. Regulation of the Debtors’ Business	25

E. Capital Structure	26

1. Ship Group A Debt	26

2. Ship Group B Debt	28

3. Ship Group C Debt	29

4. Equity Interests	30

5. Cash Pool	30

6. Intercompany Loans	31

F. Events Leading to the Debtors’ Need to Restructure	32

1. Collapse in Oil Prices	32

2. Prepetition Cost-Saving Measures	32

3. Prepetition Negotiations with Stakeholders	32

III. THE CHAPTER 11 CASES	34

A. First Day Motions	34

B. Pacific Zonda Arbitration and Automatic Stay Motion	35

C. Use of Cash Collateral	35

D. Retention of Restructuring and Other Professionals	36

E. Other Postpetition Operational Matters	37

1. Customer Programs	37

2. Employee Incentive Programs	37

3. Nonresidential Real Property Lease	38

F. Claims Process and Bar Date	39

1. Schedules and Statements; Rule 2015.3 Reports	39

2. Bar Date	39

3. Overview of Claims and Potential Objections	39

G. Rule 2004 Discovery	42

H. Plan Exclusivity, Postpetition Plan Negotiations, and Mediation	42

I. Debtors File the Ad Hoc Group Plan and Disclosure Statement	45

J. The QP Group Substantial Contribution Application	45

K. Global Settlement Reached	46

L. Plan Support Agreement	46

1. Commitments Under the Plan Support Agreement	47

2. Milestones in the Plan Support Agreement	48

3. Debtors’ Termination Events	49

M. Exit Financing Commitment Agreements and Marketing of Exit Financing	49

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1. Commitment Documents	50

2. New Second Lien PIK Toggle Notes Commitment Agreement	51

3. Marketing of the New Notes	51

N. Equity Commitment Agreement and Procedures	52

1. Equity Commitment Agreement	52

2. Rights Offering Procedures	53

O. Debtor-in-Possession Financing	54

IV. SUMMARY OF THE PLAN OF REORGANIZATION	56

A. Overview of Chapter 11	56

B. Plan Supplement	57

C. Classification of Claims and Interests	57

1. Treatment of Unclassified Claims	58

2. Classification and Treatment of Claims and Interests	59

3. Treatment of Classes	62

D. Alternative Treatment	68

E. Special Provision Regarding Unimpaired Claims	68

F. Acceptance or Rejection of the Plan	68

1. Acceptance by Class Entitled to Vote	68

2. Presumed Acceptance of the Plan	68

3. Presumed Rejection of the Plan	69

4. Elimination of Classes	69

5. Cramdown	69

G. Means For Implementation of the Plan	69

1. Continued Corporate Existence and Vesting of Assets	69

2. Sources of Cash for Distributions and Operations	70

3. Cancellation of Existing Securities and Agreements	70

4. Cancellation of Certain Existing Security Interests	71

5. RCF Payment	72

6. SSCF Payment	72

7. New First Lien Notes	72

8. New Second Lien PIK Toggle Notes	74

9. New Intercreditor Agreement	76

10. Rights Offering and Private Placements	76

11. Restructuring Transactions	77

12. Intercompany Interests	78

13. Intercompany Claims	78

14. Issuance of New Common Shares	78

15. Exemption from Registration	79

16. Officers and Boards of Directors	80

17. Management Incentive Plan	80

18. New Shareholders Agreement	80

19. Corporate Action	81

20. Effectuating Documents; Further Transactions	81

21. Preservation of Retained Actions	81

22. Exemption from Certain Transfer Taxes and Recording Fees	82

23. Debtors’ Waiver of Certain Claims Related to 2017 Notes	82

24. Further Authorization	82

25. Indenture Trustee Fees and Expenses	82

H. Provisions Governing Distributions	83

1. Distributions Generally	83

2. No Postpetition or Default Interest on Claims	83

3. Date of Distributions	83

4. Distribution Record Date	84

5. Disbursing Agent	84

6. Delivery of Distributions	84

7. Unclaimed Property	86

8. Satisfaction of Claims	86

9. Manner of Payment Under Plan	87

10. Fractional Shares and Notes and De Minimis Cash Distributions	87

11. No Distribution in Excess of Amount of Allowed Claim	87

12. Allocation and Distributions Between Principal and Interest	87

13. Setoffs and Recoupments	88

14. Rights and Powers of Disbursing Agent	88

15. Withholding and Reporting Requirements	88

16. Claims Paid or Payable by Third Parties	89

I. Procedures For Disputed Claims	90

1. Allowance of Claims	90

2. Objections to Claims	90

3. Estimation of Claims	91

4. No Distributions Pending Allowance	91

5. Resolution of Claims	91

6. Disallowed Claims	91

J. Treatment of Executory Contracts and Unexpired Leases	92

1. Assumption of Executory Contracts and Unexpired Leases	92

2. D&O Liability Insurance Policies	92

3. Indemnification	92

4. Employee Benefit Plans and Agreements	93

5. Cure of Defaults Under Assumed Contracts	93

K. Conditions Precedent To Confirmation and Consummation of the Plan	93

1. Conditions Precedent to Confirmation of the Plan	93

2. Conditions Precedent to the Effective Date	94

3. Waiver of Conditions Precedent	95

4. Effect of Failure of Conditions to Effective Date	95

L. Effect of Confirmation	96

1. Binding Effect	96

2. Releases and Related Matters	96

3. Discharge of the Debtors	99

4. Injunction	99

5. Exculpation and Limitation of Liability	100

6. Term of Bankruptcy Injunction or Stays	101

7. Post-Confirmation Date Retention of Professionals	101

M. Retention of Jurisdiction	101

N. Jurisdiction for Certain Other Agreements	103

O. No Limitation on Enforcement by SEC on Non-Debtors	103

P. Miscellaneous Provisions	103

1. Payment of Statutory Fees	103

2. Amendment or Modification of the Plan	103

3. Substantial Consummation	103

4. Severability of Plan Provisions	104

5. Successors and Assigns	104

6. Revocation, Withdrawal, or Non-Consummation	104

7. Governing Law	104

8. Time	105

9. Immediate Binding Effect	105

10. Entire Agreement	105

11. Notice	105

12. Exhibits	106

13. Filing of Additional Documents	106

14. Conflicts	106

V. RISK FACTORS TO BE CONSIDERED	107

A. Certain Bankruptcy Considerations	108

1. Failure to Confirm the Plan	108

2. Uncertainty of Extraterritorial Recognition of Plan Confirmation	108

3. Potential Adverse Effects of Chapter 11	108

4. No Assurance of Ultimate Recoveries	109

5. Classification and Treatment of Claims and Interests	109

6. Nonconsensual Confirmation	109

7. Risk of Delayed Effective Date	110

8. Risks of Failure to Satisfy Conditions Precedent	110

B. Risks Relating to the Reorganized Debtors’ Business and Operations	110

1. Failure to Identify Litigation Claims or Projected Objections	110

2. No Assurance of Ultimate Recoveries; Uncertainty of Financial Projections	110

3. Uncertainty of Post-Confirmation Value	111

4. Risks Associated with the Debtors’ Business and Industry	111

5. Volatility of Offshore Drilling Market	112

6. Post-Effective Date Indebtedness	113

C. Risks Relating to Securities to Be Issued Under the Plan	114

VI. CERTAIN SECURITIES LAW MATTERS	118

A. Issuance of the New Common Shares Under Section 1145 of the Bankruptcy Code and Private Placement Exemptions	118

B. Resale of New Common Shares; Definition of Underwriter	119

C. Issuance and Resale of the New First Lien Notes and the New Second Lien PIK Toggle Notes	122

VII. U.S. FEDERAL INCOME TAX AND LUXEMBOURG TAX CONSEQUENCES OF THE PLAN	123

A. Introduction	123

B. Certain U.S. Federal Income Tax Consequences to the Debtors	126

1. Cancellation of Debt Income	126

2. Limitation of NOL Carryforard and Other Tax Attributes	127

C. Certain Luxembourg Tax Consequences to the Debtors	128

D. Certain U.S. Federal Income Tax Consequences to the Holders of Certain Claims	130

E. Exercise of the Rights Offering Subscription Rights	133

F. Market Discount	134

G. Accrued Interest and OID	134

H. Certain U.S. Federal Income Tax Consequences to the Holders Owning and Disposing of New Common Shares	135

I. Certain U.S. Federal Income Tax Consequences to Certain Non-U.S. Holders of Claims	137

J. Certain Luxembourg Tax Consequences to Holders of New Common Shares	138

K. U.S. Information Reporting and Backup Withholding	142

L. FATCA Withholding	142

M. Importance of Obtaining Professional Tax Assistance	143

VIII. CONFIRMATION OF THE PLAN	143

A. Confirmation Hearing	143

B. Objections	143

C. Requirements for Confirmation of the Plan	144

1. Requirements of Section 1129(a) of the Bankruptcy Code	144

2. Requirements of Section 1129(b) of the Bankruptcy Code	146

3. Alternative to Confirmation and Consummation of the Plan	148

4. Nonconsensual Confirmation	149

APPENDICES

APPENDIX A	First Amended Joint Plan of Reorganization

APPENDIX B	List of Debtors and Corporate Organization Chart

APPENDIX C	Liquidation Analysis

APPENDIX D	Financial Projections

APPENDIX E	Valuation of Reorganized Debtors

APPENDIX F	New First Lien Notes Term Sheet

APPENDIX G	New Second Lien PIK Toggle Notes Term Sheet

APPENDIX H	New Second Lien PIK Toggle Notes Commitment Agreement

APPENDIX I	Rights Offering Procedures

APPENDIX J	Equity Commitment Agreement

I. PLAN SUMMARY; VOTING INSTRUCTIONS AND PROCEDURES

A.	Introduction

On November 12, 2017 (the “Petition Date”), the Debtors commenced with the United States Bankruptcy Court for the Southern District of New York (the ”Bankruptcy Court”) voluntary cases pursuant to chapter 11 of title 11 of the United States Code (the ”Bankruptcy Code”). The Debtors’ chapter 11 cases (the ”Chapter 11 Cases”) are being jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW).

Pursuant to section 1125 of the Bankruptcy Code, the Debtors submit this Disclosure Statement to all Holders of Claims against the Debtors entitled to vote on the Plan to provide information in connection with the solicitation of votes to accept or reject the Plan. The purpose of this Disclosure Statement is to provide Holders of Claims entitled to vote to accept or reject the Plan with adequate information about (1) the Debtors’ businesses and certain historical events, (2) the Chapter 11 Cases, (3) the Plan, (4) the rights of Holders of Claims and Interests under the Plan, and (5) other information necessary to enable each Holder of a Claim entitled to vote on the Plan to make an informed judgment as to whether to vote to accept or reject the Plan. As described in greater detail below, the Debtors believe that the Plan is the best means to efficiently and effectively conclude these Chapter 11 Cases and urge Holders of Claims entitled to vote to accept the Plan.

B.	Executive Summary of the Plan

1. Plan Support Agreement and Restructuring Transactions

Prior to and during the Chapter 11 Cases, the Debtors have worked with all of their major creditor constituencies and the majority equity holder of PDSA to negotiate the terms of their restructuring. The Plan on file is the result of the extensive discussions and hard-fought negotiations by all of the parties, including as part of the court-ordered Mediation (as defined below). The centerpiece of the Plan is the Global Settlement (as defined below) among the Debtors, the Ad Hoc Group, and QPGL reached on August 15, 2018, which later became part of the Plan Support Agreement (as defined below) on [            ], 2018. The Global Settlement will eliminate what was likely to be time-consuming and expensive litigation in the Chapter 11 Cases and instead results in a clearer path to exit chapter 11 with substantial new capital commitments on the best terms from the Ad Hoc Group and QPGL.

Pursuant to the Plan Support Agreement, the Ad Hoc Group—which consists of holders of approximately 90% in amount of Holders of each of the Impaired Classes of Claims under the Plan—and QPGL (collectively, the “Plan Support Parties”) have agreed, among other things, to support the Plan and the proposed restructuring of the Debtors (the “Restructuring,” and the transactions required to effectuate the Restructuring, the “Restructuring Transactions”) subject to certain conditions set forth therein.

The Restructuring pursuant to the Plan and the related documents provide for the comprehensive recapitalization of the Debtors through the following principal financing transactions (collectively, the “Exit Financing Transactions”):

(a)

$700.0 million issuance of notes maturing five years following their issuance, secured by a first-priority security interest in and Lien on the New Notes Collateral (as defined herein) (the ”New First Lien Notes”) fully committed by the initial purchaser (the “Initial Purchaser”) and for which QPGL and/or its designees have agreed to place orders for at least $100.0 million;

(b)

$300.0 million issuance of notes maturing seven years after their issuance, with interest payable in kind or in cash, subject to certain limitations, at the option of the issuer, secured by a second-priority security interest and lien on the New Notes Collateral (the “New Second Lien PIK Toggle Notes,” and together with the New First Lien Notes, the “New Notes”), which will be marketed by the Initial Purchaser on a best-efforts basis and fully backstopped by the Ad Hoc Group, and for which QPGL and/or its designees have agreed to place orders for at least $100.0 million;

(c)

$350.0 million equity rights offering (the ”Rights Offering”)[3] that will provide Holders of Allowed Term Loan B Claims, 2017 Notes Claims, and 2020 Notes Claims (collectively, the “Undersecured Claims”) with subscription rights to purchase up to 44.8% of the common shares of Reorganized PDSA (the “New Common Shares”) outstanding on the Effective Date (the ”Rights Offering Subscription Rights”), at a price that represents an implied 46.9% discount to a stipulated plan equity value of $1,472 million (based on a total enterprise value of $2,075 million4) (the ”Equity Purchase Price”), which may be subject to dilution by the new equity issued pursuant to the management incentive plan to be implemented by Reorganized PDSA, as approved by the New Board of Reorganized PDSA on or after the Effective Date (the “Management Incentive Plan”);

[3]

Additional details regarding the Rights Offering, including the allocation of Rights Offering Subscription Rights among the Undersecured Claims, is described in the Rights Offering Procedures attached hereto as Appendix I.

[4]

Value assumes no proceeds associated with SHI and the Pacific Zonda. Value may vary if these proceeds are different. The Company’s balance sheet as of March 31, 2018 included a receivable and purchased and owned equipment associated with SHI and the Pacific Zonda totaling $277 million.

(d)

$100.0 million private placement (the “AHG Private Placement”) to the members of the Ad Hoc Group and certain other holders of the Undersecured Creditors that will obligate such parties (in such capacity, the “Reserve Parties”) to purchase 12.8% of the aggregate number of New Common Shares outstanding on the Effective Date, subject to conditions, and subject to dilution by the new equity issued pursuant to the Management Incentive Plan; and

(e)

$50.0 million private placement (the “QPGL Private Placement,” and together with the AHG Private Placement, the “Private Placements,” and collectively, such Private Placements together with the Rights Offering, the “Equity Issuance”) to QPGL that will obligate QPGL to purchase 6.4% of the aggregate number of New Common Shares outstanding on the Effective Date, subject to conditions, and subject to dilution by the new equity issued pursuant to the Management Incentive Plan.

The Rights Offering (except for payment of the Equity Commitment Premium) will be conducted in reliance on section 1145 of the Bankruptcy Code. The Equity Commitment and the Equity Commitment Premium will be conducted pursuant to the private placement exemption under section 4(a)(2) of the Securities Act.

In addition to the Exit Financing Transactions, the Plan also provides for the issuance of 30.9% in the aggregate of the New Common Shares to be issued on the Effective Date to the Holders of the Allowed Term Loan B Claims, the Holders of the 2020 Notes Claims, and the Holders of the 2017 Notes Claims, in each case based on such Holders’ Pro Rata shares, subject to dilution by the new equity issued pursuant to the Management Incentive Plan. The Plan renders all Holders of the SSCF Claims, the RCF Claims, and General Unsecured Claims Unimpaired by providing for the repayment of such Claims in full in Cash.

After the consummation of the Restructuring Transactions described above, the Debtors expect to have approximately $400 million of cash that will allow them to emerge from chapter 11 as reorganized enterprises and that will provide them with a strong balance sheet and capital structure to support the Reorganized Debtors’ businesses, even through a potentially prolonged period of recovery in the offshore drilling market. For all of the above reasons, the Debtors believe the Plan is in the best interests of the Debtors, their estates, and creditors as a whole.

If the Plan is not confirmed, the Debtors may be forced to liquidate under chapter 7 of the Bankruptcy Code. In that event, creditors would realize substantially lower recoveries on account of their Allowed Claims. See generally Appendix C, Liquidation Analysis. The Debtors believe that, absent the Global Settlement to be implemented through the Plan, they would face protracted litigation and a significantly delayed emergence date, which could jeopardize their ability to complete the Exit Financing Transactions and emerge from chapter 11. The Debtors believe the fully consensual Plan represents the most favorable and certain path available to a successful and expeditious exit from these chapter 11 cases and will thereby maximize the value of the Debtors’ estates for the benefit of creditors.

Subject to the terms of the Plan Support Agreement, the Debtors shall not solicit, initiate, encourage, or induce any alternative restructuring proposal, including any new money investment, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, liquidation, tender offer, recapitalization, plan of reorganization, share exchange, business combination, or similar transaction involving any one or more Debtors or the debt, equity, or other interests in any one or more Debtors that is an alternative to one or more of the Restructuring Transactions (any such proposal, an “Alternative Restructuring Proposal”); provided, that any Alternative DIP Proposal5 shall not constitute an Alternative Restructuring Proposal.

2. Plan Support Parties

(a)	The Ad Hoc Group

The Ad Hoc Group holds, in aggregate, approximately (i) 73.48% in amount of the Term Loan B Claims, (ii) 88.04% of the 2017 Notes Claims, and (iii) 74.89% of the 2020 Notes Claims. The members of the Ad Hoc Group have agreed on a methodology to allocate the distribution of New Common Shares, rights with respect to the AHG Private Placement, and Rights Offering Subscription Rights among the Holders of the Term Loan B Claims, the 2017 Notes Claims, and the 2020 Notes Claims, to reflect their relative collateral values. The Holders of the Term Loan B Claims, the 2017 Notes Claims, and the 2020 Notes Claims are the only Impaired Classes under the Plan, and the Debtors have thus secured a commitment from approximately 90% in amount of Holders of such Claims to support the Plan (subject to the terms of the Plan Support Agreement).

[5]

“Alternative DIP Proposal” means any inquiry, proposal, offer, bid, term sheet, or discussion with respect to a debtor-in-possession financing to be extended as a component of the Restructuring Transactions whereby the Debtors use of some or all of the Debtors’ existing cash held at Debtor Group B in lieu of, and on more favorable terms than, the DIP Facility (as defined herein) contemplated in the DIP Term Sheet filed with the Court on August 28, 2018, provided, that the Alternative DIP Proposal (a) shall not provide for priming liens on the prepetition collateral described in the RCF Credit Agreement, the Term Loan B Credit Agreement, the 2017 Notes, and the 2020 Notes and (b) shall be on terms reasonably acceptable to the Required Consenting Creditors. The DIP Term Sheet is attached as Exhibit B to the Motion of Debtors Pursuant to Sections 105, 361, 362, 363, 364, 507 and 552(b), and Fed. R. Bankr. P. 2002, 4001, 6004, and 9014 for an Order (I) Authorizing the Debtors to Obtain Senior Secured Postpetition Financing and (II) Granting Related Relief [Docket No. 534] (the “DIP Motion,” and the proposed order attached thereto as Exhibit A, the “Proposed DIP Order”).

(b)	QPGL

As of the Petition Date, QPGL owned approximately 70.3% of PDSA’s total outstanding common shares. QPGL is not currently the holder of any of the Company’s Prepetition Debt.

Pursuant to the Plan Support Agreement (including the Global Settlement), QPGL will agree, among other things, that: (i) QPGL and/or one or more of its designees will place orders with the Initial Purchaser to purchase at least $100.0 million of each of the New First Lien Notes and the New Second Lien PIK Toggle Notes, (ii) QPGL will cooperate with the Debtors regarding any cancellation or dilution of the existing equity interests in PDSA that requires a vote by the holders of such equity interests under Luxembourg law. As discussed in greater detail in Section III.K below, the Debtors believe that the Global Settlement and QPGL’s obligations thereunder greatly enhance the value of the Debtors and their estates, will facilitate the Debtors in raising the New Notes on the best available terms, and are in the best interests of all of their stakeholders.

3. Releases of Claims

The Plan provides for the release of claims against, among other parties, the Plan Support Parties, the New Second Lien PIK Toggle Notes Commitment Parties, and the Equity Commitment Parties in exchange for certain consideration described in the Plan. The releases, injunctions, and exculpations are described in their entirety in Section IV.L of this Disclosure Statement.

C.	Summary of the Exit Financing Transactions

The following is a brief summary of the material terms of the documents relating to the Exit Financing Transactions and implementation of the Plan.

1. New First Lien Notes6

The New First Lien Notes issuance will consist of senior secured first lien notes in an aggregate principal amount of $700.0 million and shall be guaranteed on a first lien secured basis by direct and indirect restricted subsidiaries of PDSA (such guarantors, the “Guarantors”), subject to exceptions for PIDWAL and immaterial subsidiaries to be agreed. The New First Lien Notes are expected to bear a fixed rate of interest, payable semi-annually in cash. The New First Lien Notes will be secured by (a) perfected pledges of all capital stock held by PDSA or any Guarantor (other than equity interests in unrestricted subsidiaries and immaterial subsidiaries) and (b) perfected security interests in, and mortgages on, substantially all other existing and

[6]

The terms of the New First Lien Notes remain subject to further negotiation. In the event of any inconsistency between the summary contained herein and the New First Lien Notes Term Sheet, attached hereto as Appendix F, the terms of the New First Lien Notes Term Sheet are controlling. Further details regarding the New First Lien Notes may be found in Section IV.G.7 of this Disclosure Statement.

newly acquired assets of PDSA and the Guarantors (including, but not limited to, vessels, insurance claims, earnings assignments, cash, and collateral accounts), subject to certain exceptions (collectively, the “New Notes Collateral”). The New First Lien Notes are expected to have a maturity of five years from the date of issuance. The New First Lien Notes will be non-callable by the issuer for two years from the date of issuance, except according to a customary make-whole redemption payment by the issuer.

The New First Lien Notes financing is a committed financing, and PDSA has entered into a commitment letter (the “Exit Financing Commitment Letter”) and related fee letter (together with the Exit Financing Commitment Letter, the “Exit Financing Commitment Documents”) with the Initial Purchaser pursuant to which, subject to the terms and conditions therein, the Initial Purchaser has agreed to execute and deliver an agreement to purchase the New First Lien Notes from PDSA. The Bankruptcy Court entered an order approving the Exit Financing Commitment Documents (the “Commitment Letter Order”) on August 23, 2018. See Docket No. 518. In connection with the Global Settlement, to facilitate the Debtors achieving the best available terms for the New First Lien Notes, QPGL and/or its designees have agreed to place orders for at least $100.0 million of the New First Lien Notes through the Initial Purchaser. Issuance of the New First Lien Notes will be conducted pursuant to Regulation S or the private placement exemption under section 4(a)(2) of the Securities Act.

The terms of the New First Lien Notes contemplate that they may be issued prior to the Effective Date. Accordingly, if the New First Lien Notes are issued prior to the Effective Date, then the New First Lien Notes will be issued by a newly-created, non-Debtor, bankruptcy-remote special-purpose entity (the “First Lien Notes Escrow Vehicle”). Using the proceeds of the DIP Facility, the Company will contribute to the First Lien Notes Escrow Vehicle an aggregate amount sufficient to pay (i) accrued interest on the New First Lien Notes during the escrow period, (ii) accreted original issue discount on the New First Lien Notes during the escrow period, and (iii) all fees and expenses (if required) of the escrow agent.

The Debtors anticipate that the proceeds of the issuance New First Lien Notes will be funded into the First Lien Notes Escrow Vehicle in advance of the Voting Deadline.

2. New Second Lien PIK Toggle Notes7

The New Second Lien PIK Toggle Notes issuance will consist of junior secured second lien PIK toggle notes in an aggregate principal amount of $300.0 million issued to investors and $24.0 million issued in payment of the New Second Lien PIK Toggle Notes Commitment Premium. The New Second Lien PIK Toggle Notes shall be guaranteed by the Guarantors and will be secured on a second priority basis by the New Notes Collateral. Subject to the provisions of the indenture govening the New Second Lien PIK Toggle Notes, interest thereon shall be payable in kind or in cash, or a combination, at the option of the issuer, and are expected to have a maturity of seven years from the date of issuance. The New Second Lien PIK Toggle Notes will have substantially similar covenants to the New First Lien Notes, but no more restrictive. The New Second Lien PIK Toggle Notes will be non-callable by the issuer for [                    ] years from the date of issuance, except according to a customary make-whole redemption payment by the issuer.

The New Second Lien PIK Toggle Notes financing will be marketed on an uncommitted basis by the Initial Purchaser, but fully backstopped by the members of the Ad Hoc Group pursuant to the New Second Lien PIK Toggle Notes Commitment Agreement (as defined below). The Initial Purchaser is acting as exclusive bookrunning managing initial purchaser with respect to the New Second Lien PIK Toggle Notes. In connection with the Global Settlement, to facilitate the Debtors achieving the best available terms for the New Second Lien PIK Toggle Notes, QPGL and/or its designees have agreed to place orders for at least $100.0 million of the New Second Lien PIK Toggle Notes through the Initial Purchaser. Issuance of the New Second Lien PIK Toggle Notes will be conducted pursuant to Regulation S or the private placement exemption under section 4(a)(2) of the Securities Act.

As with the New First Lien Notes, the terms of the New Second Lien PIK Toggle Notes contemplate that the New Second Lien PIK Toggle Notes may be issued prior to the Effective Date. If the New Second Lien PIK Toggle Notes are issued prior to the Effective Date, then the New Second Lien PIK Toggle Notes will be issued by a newly-created, non-Debtor, bankruptcy-remote special-purpose entity (the “Second Lien Notes Escrow Vehicle,” and collectively, with the First Lien Notes Escrow Vehicle, the “Escrow Vehicles”). Using the proceeds of the DIP Credit Facility the Company will contribute to the Second Lien Notes Escrow Vehicle an aggregate amount sufficient to pay (i) accrued interest on the New Second Lien PIK Toggle Notes during the escrow period, (ii) accreted original issue discount on the New Second Lien PIK Toggle Notes during the escrow period, and (iii) all fees and expenses (if required) of the escrow agent.

[7]

The terms of the New Second Lien PIK Toggle Notes remain subject to further negotiation. In the event of any inconsistency between the summary contained herein and the New Second Lien PIK Toggle Notes Term Sheet, attached hereto as Appendix G, the terms of the New Second Lien PIK Toggle Notes Term Sheet are controlling. Further details regarding the New Second Lien PIK Toggle Notes may be found in Section IV.G.8 of this Disclosure Statement.

The Debtors anticipate that the proceeds of the issuance New Second Lien PIK Toggle Notes will be funded into the Second Lien Notes Escrow Vehicle in advance of the Voting Deadline.

3. New Second Lien PIK Toggle Notes Commitment Agreement

Pursuant to that certain Amended and Restated Commitment Agreement (Second Lien) dated as of August 29, 2018, attached hereto as Appendix H (the “New Second Lien PIK Toggle Notes Commitment Agreement”),8 the issuance of the New Second Lien PIK Toggle Notes will be fully backstopped by the members of the Ad Hoc Group (in such capacity, the “New Second Lien PIK Toggle Notes Commitment Parties,” and such commitment, the “New Second Lien PIK Toggle Notes Commitment”). This commitment provides certainty and downside protection to the Debtors’ estates to ensure that the full $300.0 million of New Second Lien PIK Toggle Notes will be raised on the terms set forth in the New Second Lien PIK Toggle Notes Commitment Agreement if the Initial Purchaser is not able to place the New Second Lien PIK Toggle Notes in the market on better terms. In exchange for the New Second Lien PIK Toggle Notes Commitment, each New Second Lien PIK Toggle Notes Commitment Party will receive its pro rata share of a commitment premium equal to 8.0% of the initial aggregate principal amount of New Second Lien PIK Toggle Notes of $300.0 million, which shall be paid in full in New Second Lien PIK Toggle Notes (the “New Second Lien PIK Toggle Notes Commitment Premium”), subject to the terms described below. After giving effect to the New Second Lien PIK Toggle Notes Commitment Premium, the total outstanding principal amount of New Second Lien PIK Toggle Notes shall equal $324.0 million.

Subject to the terms and conditions of the New Second Lien PIK Toggle Notes Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Premium was deemed fully earned upon the Debtors’ entry into the New Second Lien PIK Toggle Notes Commitment Agreement. The New Second Lien PIK Toggle Notes Commitment Premium will be an Allowed Administrative Claim against PDSA that will be paid either in the form of New Second Lien PIK Toggle Notes, if the Plan is consummated as contemplated in the Plan Support Agreement, or in the form of Cash in the amount of $24.0 million (8.0% of the $300.0 million New Second Lien PIK Toggle Notes Commitment), if the New Second Lien PIK Toggle Notes Commitment is terminated for certain reasons specified in the New Second Lien PIK Toggle Notes Commitment Agreement.

[8]

In the event of any inconsistency between the summary contained herein and the terms of the New Second Lien PIK Toggle Notes Commitment Agreement, the terms of the New Second Lien PIK Toggle Notes Commitment Agreement are controlling.

Issuance of the New Second Lien PIK Toggle Notes Commitment Premium will be conducted pursuant to the private placement exemption under section 4(a)(2) of and/or Regulation D promulgated under the Securities Act. The New Second Lien PIK Toggle Notes Commitment Parties will not be entitled to transfer all or any portion of their New Second Lien PIK Toggle Commitments except as expressly provided in the New Second Lien PIK Toggle Notes Commitment Agreement.

4. Equity Commitment Agreement

Pursuant to that certain Commitment Agreement (Equity) dated [            ], 2018, attached hereto as Appendix J (the “Equity Commitment Agreement”),9 the Reserve Parties will be obligated to purchase $100.0 million of New Common Shares on the Effective Date pursuant to the AHG Private Placement, subject to conditions, and QPGL and any Affiliate Transferee (as defined below) (together with the Ad Hoc Group, in their respective capacities under the AHG Private Placement and the QPGL Private Placement, the “Private Placement Parties”), subject to conditions, will be obligated to purchase $50.0 million of New Common Shares on the Effective Date pursuant to the QPGL Private Placement. Further, the Rights Offering and the Private Placements will be fully backstopped by the members of the Ad Hoc Group (in such capacity, the “Equity Commitment Parties,” and such commitment, the “Equity Commitment”). In exchange for the Equity Commitment, each Equity Commitment Party will receive its Commitment Percentage (as defined in the Equity Commitment Agreement) of a number of New Common Shares equal to 8.0% of the aggregate number of New Common Shares to be issued pursuant to the Equity Issuance (the ”Equity Commitment Premium”), subject to dilution by the new equity issued pursuant to the Management Incentive Plan, and subject to the terms described below.

Subject to the terms and conditions of the Equity Commitment Agreement, the Equity Commitment Premium will be deemed fully earned upon the Debtors’ entry into the Equity Commitment Agreement. The Equity Commitment Premium will be an Allowed Administrative Claim against PDSA that will be paid either in the form of New Common Shares at the Equity Purchase Price, if the Plan is consummated as contemplated in the Plan Support Agreement, or in Cash in the amount of $40.0 million (8.0% of the $500.0 million Equity Commitment), if the Equity Commitment Agreement is terminated by the Equity Commitment Parties for certain reasons specified in the Equity Commitment Agreement.

All New Common Shares issued to the Equity Commitment Parties pursuant to the Equity Commitment Agreement in respect of their Equity Commitment and the Private Placement Parties pursuant to the Private Placements will be issued in reliance upon the exemption from registration under the Securities Act provided by section 4(a)(2) thereof and/or Regulation D promulgated thereunder. Equity Commitment Parties will not be entitled to transfer all or any portion of their commitments except as expressly provided in the Equity Commitment Agreement.

[9]	In the event of any inconsistency between the summary contained herein and the terms of the Equity Commitment Agreement, the terms of the Equity Commitment Agreement are controlling.

D.	Summary of Classification and Recoveries

For administrative convenience, the Plan organizes the Debtors into five (5) groups (each, a “Debtor Group”) and assigns a letter to each Debtor and a number to each Class of Claims against or Interests in each Debtor in each Debtor Group. Notwithstanding this organizing principle, the Plan is a separate plan of reorganization for each Debtor.

Letter	Debtor Group
A	Pacific Drilling, Inc.; Pacific Drilling Finance S.à r.l.; Pacific Drilling Limited; Pacific Drillship S.à r.l.; Pacific Scirocco Ltd.; Pacific Bora Ltd.; Pacific Mistral Ltd.; Pacific Santa Ana (Gibraltar) Limited; Pacific Santa Ana S.à r.l.; and Pacific Drillship Nigeria Limited

B	Pacific Sharav S.à r.l.; Pacific Drilling VII Limited; and Pacific Drilling Operations, Inc.

C	Pacific Drillship (Gibraltar) Limited and PDV

D	PDSA

E	Pacific Drilling Operations Ltd.; Pacific Drilling LLC; Pacific Drilling Services Inc.; Pacific Sharav Kft; Pacific Drilling VIII Limited; and PDGL

The only Classes that are entitled to vote to accept or reject the Plan are:

Class	Designation
6A(i)	Term Loan B Claims

6A(ii)	2020 Notes Claims

6C	2017 Notes Claims

All other Classes are either Unimpaired under the Plan, in which case the Holders of Claims and Interests in such classes are deemed to have accepted the Plan, or are receiving no distribution under the Plan, in which case the Holders of Claims and Interests in such classes are deemed to have rejected the Plan. Further information regarding the proposed treatment and classification of such Claims and Interests can be found in Section IV.C of this Disclosure Statement.

The table set forth below summarizes the classification and treatment of all Claims against and Interests in the Debtors. For a complete understanding of the Plan, you should read this Disclosure Statement, the Plan, and the Appendices and Exhibits hereto and thereto in their entirety.

Description and Amount of Claims or Interests	Summary of Treatment	Estimated Recovery[10]	Entitled to Vote

Administrative Claims (Debtor Groups A – E)	An Administrative Claim is a Claim for costs and expenses of administration of the Chapter 11 Cases, including Professional Fee Claims. Unless the Holder of an Allowed Administrative Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the later of (a) the Effective Date, (b) the date on which an Administrative Claim becomes an Allowed Administrative Claim, or (c) the date on which an Allowed Administrative Claim becomes payable under any agreement relating thereto, each Holder of such Allowed Administrative Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Administrative Claim, Cash equal to the unpaid portion of such Allowed Administrative Claim.	100.0%	N/A

Priority Tax Claims (Debtor Groups A – E)	A Priority Tax Claim is a Claim of a Governmental Unit for taxes accorded priority in right of payment under sections 502(i) and 507(a)(8) of the Bankruptcy Code. The legal and equitable rights of the Holders of Priority Tax Claims are Unimpaired by the Plan. Unless the Holder of an Allowed Priority Tax Claim agrees to less favorable treatment, on the Effective Date, each Holder of an Allowed Priority Tax Claim shall have such Claim Reinstated.	100.0%	N/A

[10]

Recovery assumes no proceeds associated with SHI and the Pacific Zonda. Recoveries may vary if these proceeds are different. The Company’s balance sheet as of March 31, 2018 included a receivable and purchased and owned equipment associated with SHI and the Pacific Zonda totaling $277 million.

Classes 1A – 1E Secured Tax Claims (Estimated Allowed Amount: $0.00) (Debtor Groups A – E)	A Secured Tax Claim is any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under sections 502(i) and 507(a)(8) of the Bankruptcy Code. Except to the extent that a Holder of an Allowed Secured Tax Claim agrees to less favorable treatment, each Holder of an Allowed Secured Tax Claim shall receive, on account of and in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Secured Tax Claim and any Lien securing such Claim, Cash in the amount of such Allowed Secured Tax Claim: (x) on or as soon as reasonably practicable after the later of (1) the Effective Date and (2) the date on which such Secured Tax Claim becomes an Allowed Secured Tax Claim; or (y) in regular payments in equal installments over a period of time not to exceed five (5) years after the Petition Date with interest at a rate determined in accordance with section 511 of the Bankruptcy Code; provided, that the first such regular payment shall represent a percentage recovery at least equal to that expected to be received by the most favored Holders of Allowed General Unsecured Claims; provided, further, that the Reorganized Debtors may prepay the entire amount of the Allowed Secured Tax Claim at any time in their sole discretion. All Allowed Secured Tax Claims that are not due and payable on or before the Effective Date shall be paid by the Reorganized Debtors when such Claims become due and payable in the ordinary course of business in accordance with the terms thereof.	100.0%	Unimpaired; deemed to accept

Classes 2A – 2E Other Secured Claims (Estimated Allowed Amount: $0.00) (Debtor Groups A – E)	An Other Secured Claim is any Secured Claim against the Debtors other than a DIP Facility Claim, Secured Tax Claim, RCF Claim, Term Loan B Claim, 2017 Notes Claim, 2020 Notes Claim, or SSCF Claim. Except to the extent that a Holder of an Allowed Other Secured Claim agrees to less favorable treatment, on or as soon as reasonably practicable after (a) the Effective Date if such Other Secured Claim is an Allowed Other Secured Claim on the Effective Date or (b) the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, each Holder of an Allowed Other Secured Claim shall receive from its respective Debtor, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Secured Claim and any Lien securing such Claim, at the option of the Debtors, with the consent of the Required Consenting Creditors: (x) payment in full in Cash, plus postpetition interest, if	100.0%	Unimpaired; deemed to accept

	applicable; (y) Reinstatement or such other treatment sufficient to render the Holder of such Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code; or (z) the return of the applicable collateral in satisfaction of the Allowed amount of such Other Secured Claim.

Classes 3A – 3E Other Priority Claims (Estimated Allowed Amount: $0.00 – $1.0 million) (Debtor Groups A – E)	An Other Priority Claim is any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or Priority Tax Claim. Except to the extent that a Holder of an Allowed Other Priority Claim agrees to less favorable treatment, on or as soon as reasonably practicable after (a) the Effective Date if such Other Priority Claim is an Allowed Other Priority Claim on the Effective Date or (b) the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, each Holder of an Allowed Other Priority Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Priority Claim, Cash equal to the unpaid portion of such Allowed Other Priority Claim.	100.0%	Unimpaired; deemed to accept

Class 4A RCF Claims (Estimated Allowed Amount: $480,356,944.00) (Debtors Group A)	RCF Claims shall be Allowed in the amount of $475.0 million plus (x) the RCF Postpetition Interest and (y) any accrued and unpaid prepetition and postpetition fees, expenses, and other charges (including professional fees and expenses) payable by the Debtors in accordance with the terms of the RCF Credit Agreement. Except to the extent that a Holder of an Allowed RCF Claim agrees to less favorable treatment, on the Effective Date, each Holder of an Allowed RCF Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed RCF Claim, its Pro Rata share of the RCF Payment.	100.0%	Unimpaired; deemed to accept

Class 5B SSCF Claims (Estimated Allowed Amount: $661.5 million plus applicable interest) (Debtor Group B)	SSCF Claims shall be Allowed in the amount of $661.5 million plus (x) the SSCF Postpetition Interest and (y) any accrued and unpaid prepetition and postpetition fees, expenses, and other charges (including professional fees and expenses) payable by the Debtors in accordance with the terms of the SSCF Credit Agreement. Except to the extent that a Holder of an Allowed SSCF Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed SSCF Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed SSCF Claim, its Pro Rata share of the SSCF Payment.	100.0%	Unimpaired; deemed to accept

Class 6A(i) Term Loan B Claims (Estimated Allowed Amount: $724.9 million) (Debtor Group A)

Term Loan B Claims shall be Allowed in the amount of approximately $724.9 million. Except to the extent that a Holder of an Allowed Term Loan B Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Term Loan B Claim shall receive:

(a) its Pro Rata share of the Term Loan B Claims Allocation of 10.9% of the New Common Shares, subject to dilution by the Management Incentive Plan; and

(b) up to its Pro Rata share of the Term Loan B Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

	37.0%	Impaired; entitled to vote

Class 6A(ii) 2020 Notes Claims (Estimated Allowed Amount: $768.1 million) (Debtor Group A)

2020 Notes Claims shall be Allowed in the amount of approximately $768.1 million. Except to the extent that a Holder of an Allowed 2020 Notes Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed 2020 Notes Claim shall receive:

(a) its Pro Rata share of the 2020 Notes Claims Allocation of 11.5% of the New Common Shares, subject to dilution by the Management Incentive Plan; and

(b) up to its Pro Rata share of the 2020 Notes Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

	37.0%	Impaired; entitled to vote

Class 6C 2017 Notes Claims (Estimated Allowed Amount: $453.6 million)[11] (Debtor Group C)

2017 Notes Claims shall be Allowed in the amount of approximately $453.6 million. Except to the extent that a Holder of an Allowed 2017 Notes Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed 2017 Notes Claim shall receive:

(a) its Pro Rata share of the 2017 Notes Claims Allocation of 8.5% of the New Common Shares, subject to dilution by the Management Incentive Plan; and

(b) up to its Pro Rata share of the 2017 Notes Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

		46.7%	Impaired; entitled to vote

Classes 7A – 7E General Unsecured Claims (Estimated Allowed Amount: $1.0 – $2.0 million)[12] (Debtor Groups A – E)	Except to the extent that a Holder of an Allowed General Unsecured Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed General Unsecured Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed General Unsecured Claim, (a) payment in Cash in an amount equal to such Allowed General Unsecured Claim on the later of (i) the Effective Date or (ii) the date due in the ordinary course of business in accordance with the terms and conditions of the particular transaction or agreement giving rise to such Allowed General Unsecured Claim; or (b) such other treatment as may be required so as to render such Allowed General Unsecured Claim Unimpaired.	100.0%	Unimpaired; deemed to accept

[11]	Recovery assumes that the Debtors shall waive any recovery on account of their 2017 Notes Claims.
[12]	The estimated allowed Amount of General Unsecured Claims does not include General Unsecured Claims filed by SHI with respect to the Zonda Arbitration (each as defined herein).

Classes 8A – 8E Section 510(b) Claims (Estimated Allowed Amount: $0.00) (Debtor Groups A – E)	Holders of Section 510(b) Claims will receive no distributions under the Plan on account of such Claims.	0.0%	Impaired; deemed to reject

Class 9A – 9E Intercompany Claims (Debtor Groups A – E)	On or as soon as reasonably practicable after the Effective Date, all Allowed Intercompany Claims shall be paid, adjusted, continued, settled, Reinstated, discharged, or eliminated, in each case to the extent determined to be appropriate by the Debtors or the Reorganized Debtors, as applicable, with the consent of the Required Consenting Creditors.	100.0%/ 0.0%	Unimpaired; deemed to accept / Impaired; deemed to reject

Class 10D PDSA Interests (Debtor Group D)	On the Effective Date, all Interests in PDSA shall be extinguished and the owners thereof shall receive no distribution on account of such Interests.[13]	0.0%	Impaired; deemed to reject

Classes 11A, 11B, 11C, and 11E Intercompany Interests (Debtor Groups A, B, C, and E)	On the Effective Date, all Intercompany Interests shall be cancelled or Reinstated, in each case to the extent determined to be appropriate by the Debtors or Reorganized Debtors, as applicable, with the consent of the Required Consenting Creditors.	100.0%/ 0.0%	Unimpaired; deemed to accept / Impaired; deemed to reject

E.	Solicitation Procedures and Solicitation Package

The Debtors are causing “Solicitation Packages” to be distributed to Holders of Claims and Interests. With respect to Holders of Claims entitled to vote on the Plan, each Solicitation Package shall include:

(1) the Disclosure Statement Order;

(2) a notice of the hearing to consider confirmation of the Plan (the “Confirmation Hearing Notice”);

(3) this Disclosure Statement with the Plan annexed thereto;

[13]	Subject to change to comply with applicable Luxembourg law.

(4) an appropriate form of Ballot(s);

(5) a letter from the Debtors setting forth the Debtors’ recommendation that you vote in favor of the Plan; and

(6) any supplemental solicitation materials the Debtors may file with the Bankruptcy Court.

In lieu of mailing paper copies of the Solicitation Packages, the Debtors may give notice of the Debtors’ restructuring website at https://cases.primeclerk.com/pacificdrilling/ (the “Restructuring Website”), where all Holders of Claims and Interests can access copies of the Disclosure Statement Order, the Confirmation Hearing Notice, this Disclosure Statement with the Plan annexed thereto, and forms of Ballot(s); provided that any Holder of a Claim or Interest may request a paper copy of their Solicitation Package by contacting the Voting Agent using the contact information provided in Section I.F below.

With respect to Holders of Claims and Interests not entitled to vote on the Plan, each Solicitation Package shall include:

(i) the Confirmation Hearing Notice;

(ii) a notice of such Holder’s non-voting status (the “Notice of Non-Voting Status”); and

(iii) such other materials as may be ordered or permitted by the Bankruptcy Court.

The Notice of Non-Voting Status will provide that a copy of the Plan, this Disclosure Statement, the Confirmation Hearing Notice, and any other materials ordered or permitted to be included by the Bankruptcy Court may be viewed on the Restructuring Website; provided that any such Holder may request a paper copy of such documents by contacting the Voting Agent using the contact information provided in the Confirmation Hearing Notice and in Section I.F below.

The Disclosure Statement Order sets forth, among other things: (a) solicitation procedures with respect to Holders of Claims in voting classes; (b) the deadline for submitting Ballots to accept or reject the Plan; (c) the date, time, and place of the hearing to consider confirmation of the Plan and the time for filing objections to the Plan; (d) the Voting Record Date; and (e) procedures for tabulation of the Ballots cast on the Plan, including assumptions and procedures for tabulating Ballots that are not completed fully or correctly. Holders of Claims and Interests should read the Disclosure Statement Order and, if applicable, the instructions attached to your Ballot received in the Solicitation Package in connection with this section of this Disclosure Statement.

F.	Voting Procedures and Voting Deadline

After carefully reviewing the Plan, this Disclosure Statement, and the detailed instructions accompanying your Ballot, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the Ballot. The Voting Agent may collect votes to accept or reject the Plan from Holders of Claims entitled to vote on the Plan via paper Ballot or the Voting Agent’s online “E-Balloting” portal. Solely in the case of master ballots submitted by Nominees (as defined in the Disclosure Statement Order), the Voting Agent may also collect votes on those master ballots by e-mail. Any Holder of a Claim entitled to vote on the Plan may request a paper copy of their Ballot by contacting the Voting Agent using the contact information provided below and in the Confirmation Hearing Notice. Please complete and sign your Ballot and return your Ballot to the Voting Agent either (1) online via the “E-Balloting” portal on the Restructuring Website, (2) by U.S. mail, overnight mail, or hand delivery during customary business hours to the address set forth below and in the Confirmation Hearing Notice, or (3) by any other method provided by the Voting Agent, so that it is received by the Voting Deadline.

THE VOTING DEADLINE IS 4:00 P.M. (PREVAILING EASTERN TIME) ON OCTOBER 17, 2018, UNLESS EXTENDED BY THE DEBTORS (THE “VOTING DEADLINE”). THE VOTING RECORD DATE FOR DETERMINING WHETHER A HOLDER OF A CLAIM IS ENTITLED TO VOTE ON THE PLAN WAS SEPTEMBER 13, 2018 (THE “VOTING RECORD DATE”). FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOT AND RECEIVED NO LATER THAN THE VOTING DEADLINE BY THE VOTING AGENT.

If by First-Class Mail, Hand Delivery, or Overnight Mail:

Pacific Drilling S.A. Ballot Processing

c/o Prime Clerk LLC

830 3rd Avenue, 3rd Floor

New York, NY 10022

If you have any questions about the procedure for voting your Claim, the Solicitation Package that you have received, or the amount of your Claim or Interest, or if you wish to obtain an additional copy of the Plan, this Disclosure Statement, or any appendices or exhibits to such documents, please contact the Voting Agent as follows:

By Email: pacificdrillingballots@primeclerk.com

By Phone: 866-396-3566 or 646-795-6175 if outside the United States

Case website: https://cases.primeclerk.com/pacificdrilling/

Except as provided herein, unless your Ballots are timely submitted to the Voting Agent before the Voting Deadline or the Bankruptcy Court orders otherwise, the Debtors may, in their sole discretion, reject such Ballots as invalid, and therefore decline to utilize them in connection with seeking confirmation of the Plan (“Confirmation”). In the event that any Claim is the subject of an objection or contested matter, any vote to accept or reject the Plan cast with respect to such Claim will not be counted for purposes of determining whether the Plan has been accepted or rejected, unless the Bankruptcy Court orders otherwise.

G.	Revocation; Waivers of Defects; Irregularities

Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, revocation, or withdrawal of Ballots will be determined by the Voting Agent and the Debtors in their sole discretion, which determination will be final and binding. Once a party delivers a valid Ballot for the acceptance or rejection of the Plan, such party may not withdraw or revoke such acceptance or rejection without the Debtors’ written consent or an order of the Bankruptcy Court. The Debtors also reserve the right to reject any and all Ballots not in proper form.

The Debtors further reserve the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot. The interpretation (including the Ballot and the respective instructions therein) by the Debtors, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determine. Neither the Debtors nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots, nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

H.	Confirmation Hearing and Deadline for Objections to Confirmation

THE BANKRUPTCY COURT HAS SCHEDULED A HEARING TO CONSIDER CONFIRMATION OF THE PLAN ON OCTOBER 24, 2018 PURSUANT TO THE CONFIRMATION HEARING NOTICE. OBJECTIONS TO CONFIRMATION MUST BE FILED WITH THE BANKRUPTCY COURT BY OCTOBER 17, 2018 AT 4:00 P.M. (PREVAILING EASTERN TIME). UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, SUCH OBJECTION TO CONFIRMATION MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT AT THE CONFIRMATION HEARING.

I.	Additional Information

PDSA currently files annual reports with, and furnishes other information to, the SEC. Copies of any document filed with the SEC may be obtained by visiting the SEC website at http://www.sec.gov and performing a search under the “Company Filings” link. Each of the following filings and submissions is incorporated as if fully set forth herein and is a part of this Disclosure Statement. Later information filed with the SEC that updates information in the filings incorporated by reference will update and supersede that information:

•	Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on April 2, 2018 (the “2017 Form 20-F”).

•	Form 6-Ks filed with the SEC on May 2, 2018; May 23, 2018; June 5, 2018; June 18, 2018; June 25, 2018; July 17, 2018; August 1, 2018; August 14, 2018; August 15, 2018; and August 20, 2018.

In addition, the motions, orders, and other chapter 11 filings referenced herein can be viewed free of charge on the Restructuring Website.

II. OVERVIEW OF THE DEBTORS

A.	Debtors’ Corporate Structure, Business Operations, and History

1. Corporate Structure

PDSA (together with its Debtor and non-Debtor affiliates, “Pacific Drilling” or the “Company”) is a public limited liability company (société anonyme) incorporated under Luxembourg law with its registered office at 8-10, Avenue de la Gare, L-1610, Luxembourg. Pacific Drilling’s operational headquarters are located in Houston, Texas, and Pacific Drilling provides additional technical, operational, and administrative support from its offices in Nigeria and Brazil. PDSA owns, directly or indirectly, a majority of the equity of its Debtor and non-Debtor subsidiaries, excluding non-Debtor Pacific International Drilling West Africa Limited (“PIDWAL”) and Debtor Pacific Drillship Nigeria Ltd., which does not own a drillship.

The Debtors are party to a Nigerian joint venture, PIDWAL, with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51.0% of PIDWAL, and PIDWAL has an indirect 50.1% ownership interest in Debtors Pacific Bora Ltd. (“PBL”) and Pacific Scirocco Ltd. (“PSL”). PIDWAL’s interest in PBL and PSL is held through a holding company, Debtor Pacific Drillship Nigeria Limited (“PDNL”). Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to the Debtors and a certain pledge is cancelled by the Debtors. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to the Debtors and a certain pledge is cancelled by the Debtors.

A list of the Debtors and a corporate organization chart is attached as Appendix B hereto.

2. Business Operations

Pacific Drilling operates an international offshore drilling business specializing in high-specification deepwater and complex well construction services. Its primary business is to contract its fleet of seven high-specification rigs to drill wells for clients in the global offshore exploration and production industry. Although the term “high-specification” is used in the floating rig drilling industry to denote a particular segment of the market, the meaning of such term can vary and continues to evolve with technological improvements. However, Pacific Drilling generally considers high-specification requirements to include floating rigs capable of drilling in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>1,000 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities.

Pacific Drilling provides drilling services on a “dayrate” contract basis. Under dayrate contracts, the drilling contractor provides a drilling rig and rig crews and charges the client a fixed amount per day regardless of the number of days needed to drill the well. The client bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk and reward relative to the success of the well. Pacific Drilling’s clients are large national, major, or independent oil and gas companies, and have included Chevron U.S.A., Inc. (“Chevron”), Total S.A. Group, PC Mauritania 1 Pty Ltd (“Petronas”), and Petroleo Brasiliero S.A.

Pacific Drilling’s offshore fleet consists of seven high-specification drillships (collectively, the “Drillships”) delivered between 2010 and 2014: (1) the Pacific Bora, owned by Pool A Debtor PBL; (2) the Pacific Scirocco, owned by Pool A Debtor PSL; (3) the Pacific Sharav, owned by Pool B Debtor Pacific Sharav S.à r.l. (“PSS”); (4) the Pacific Santa Ana, owned by Pool A Debtor Pacific Santa Ana S.à r.l. (“PSAS”); (5) the Pacific Mistral, owned by Pool A Debtor Pacific Mistral Ltd. (“PML”); (6) the Pacific Khamsin, owned by Pool C Debtor Pacific Drilling V Limited (“PDV”); and (7) the Pacific Meltem, owned by Pool B Debtor Pacific Drilling VII Limited (“PDVII,” and together with the other Debtor subsidiaries that own or charter drillships, the ”Drillship Subsidiaries”). Pacific Drilling’s drillships have an average useful life exceeding 25 years and are some of the newest and most technologically advanced in the world. Each drillship is self-propelled, dynamically positioned, suitable for drilling in remote locations, and designed to achieve faster drilling and shorter transportation times relative to older units in the market.

The Pacific Sharav is currently under long-term contract with Chevron in the U.S. Gulf of Mexico through August 2019 at a dayrate of $550,000. The Pacific Bora is currently on standby in the Ivory Coast awaiting commencement of work with a subsidiary of Eni S.p.A. in Nigeria. The Debtors recently received letters of award for the Pacific Khamsin and the Pacific Meltem for two years of work in the U.S. Gulf of Mexico commencing early 2019 at a dayrate of $160,000. On August 2, 2018, Petronas exercised its option to contract the Pacific Santa Ana for Phase II of a plug and abandonment project in Mauritania at a dayrate of $280,000 expected to commence in mid-2019 with an estimated 360 days of work.

When the Debtors’ Drillships are not under contract, the Debtors use their internally developed, sophisticated process designed to maintain inactive drillships at the lowest possible cost while preserving the ability to redeploy the vessels in a timely and cost-effective manner (“Smart Stacking”). By contrast, Pacific Drilling’s competitors often “cold stack” their idle drillships, which entails shutting down the drillship and all of its systems in full, as well as reducing the manning of the drillship to the minimum level needed to safeguard the drillship against theft or vandalism (“Cold Stacking”). While Cold Stacking could eventually achieve lower monthly costs than Smart Stacking, it requires substantial upfront cash costs and significantly higher reactivation costs.

The Debtors recently instituted a “modified Smart Stacking” process (“Modified Smart Stacking”) on some of their Drillships to save liquidity in the short term. Modified Smart Stacking involves maintaining idle rigs as a group, with one rig—the ”anchor rig”—providing the power source for the other rigs. Modified Smart Stacking costs approximately $50,000–$80,000 per day for the anchor rig and approximately $7,000–$8,000 per day for each additional rig, compared to $30,000 per day per rig for Smart Stacked drillships. Currently, the Pacific Scirocco, the Pacific Mistral, the Pacific Khamsin, and the Pacific Meltem (the anchor rig) are Modified Smart Stacked in Las Palmas, Spain.

Pacific Drilling provides its own fleet management and corporate services through wholly-owned subsidiaries, primarily Debtor Pacific Drilling Service, Inc. (“PDSI”). PDSI is reimbursed for expenses and earns a markup of 5% to 10% (the ”Support Services Fee”) for certain of these services. Debtor Pacific Drilling Operations Limited (“PDOL”), which indirectly owns a stake in the Pacific Bora and the Pacific Scirocco ships, provides certain services with respect to those vessels. Derotech performs marketing services for PIDWAL, and an affiliate of Derotech acts as one of PIDWAL’s logistics agents.

The deepwater drilling oilfield services market is highly cyclical and is affected by fluctuations in oil price, as well as supply and demand for offshore drilling rigs. These cycles have typically lasted five to ten years, with drillship utilization fluctuating from below 60% up to 99% and dayrates fluctuating from breakeven costs of approximately $130,000–$180,000 up to $700,000 per day. When demand and rates are high, Pacific Drilling seeks long-term contracts for its drillships with large exploration and production companies, and when demand and rates are low, Pacific Drilling keeps its drillships active on short-term contracts or, if needed, utilizes its Smart Stacking or Modified Smart Stacking procedures.

The significant and sustained decline in oil prices since mid-2014 has led many of Pacific Drilling’s existing and potential clients to delay or cancel various exploration and development programs, which has resulted in a reduction of drilling contracts awarded and dayrates achieved across the sector. However, the demand for oil is projected to increase over the medium-term, and Pacific Drilling expects a corresponding increase in demand for high-specification deepwater drilling services. Further, as of the date of this Disclosure Statement, the spot price for Brent Crude had risen by approximately 20% since the Petition Date.

For the year ended December 31, 2017, the audited, consolidated financial statements of Pacific Drilling reflected total revenues of approximately $319,716,000 and a net loss of approximately $525,166,000. As of December 31, 2017, Pacific Drilling’s audited, consolidated balance sheet reflected assets with a book value totaling approximately $5,362,961,000 and liabilities totaling approximately $3,211,160,000.

3. Company History

Pacific Drilling’s predecessor company, Pacific Drilling Limited (“PDL”), was formed in Liberia in 2006 as an independent operating subsidiary of a predecessor to a group of companies generally referred to as the “Quantum Pacific Group.” The principals of the Quantum Pacific Group have significant holdings in various global industries such as energy, oil, refining, transportation, and commodities.

PDL’s initial investment in the high-specification offshore drilling contractor industry was through the purchase in 2006 of a drillship under construction by Samsung Heavy Industries Co., Ltd. (“SHI”) and the later exercise of an option for a second drillship.

In 2007, PDL formed a joint venture, Transocean Pacific Drilling, Inc. (“TPDI”) with Transocean Ltd., and the two drillships then under construction were transferred into TPDI. PDL formed a construction management team to oversee activities in the SHI shipyard that was then seconded to Transocean Ltd., who assumed responsibility for management of construction and operation of the two TPDI drillships through a contract with TPDI.

In 2007, PDL entered into additional construction contracts with SHI to construct two sixth-generation high-specification drillships, the Pacific Bora and the Pacific Mistral, which were not included in TDPI. In 2008, PDL decided to expand activities in the high-specification offshore floating rig segment to include operation and marketing of drilling services for the two drillships. As part of this strategy, PDL entered into additional contracts with SHI to construct two more sixth-generation high-specification drillships, the Pacific Scirocco and Pacific Santa Ana.

In 2011, PDSA was incorporated in Luxembourg, and Pacific Drilling completed a restructuring pursuant to which PDL was contributed to a wholly-owned subsidiary of PDSA. At this point, Pacific Drilling determined that it was in its best interest to focus on the operation and marketing of its wholly-owned fleet. Consequently, on March 30, 2011, Pacific Drilling completed a transfer of its equity interests in TPDI to a wholly-owned subsidiary of the Quantum Pacific Group. As a result, neither PDSA nor any of its subsidiaries own any interest in TPDI.

In November 2012, the Ship Group C Debtors (as defined herein) completed a $500.0 million private placement of Secured Notes due 2017 (the “2017 Notes”)14 to fund the final construction costs related to a new seventh-generation drillship, the Pacific Khamsin.

In February 2013, the Ship Group B Debtors (as defined herein) entered into a $1.0 billion Senior Secured Credit Facility (the “SSCF,” and the lenders thereunder, the “SSCF Lenders”)15 to finance the construction, operation, and expenses associated with two additional seventh-generation drillships, the Pacific Sharav and the Pacific Meltem.

In June 2013, the Ship Group A Debtors (as defined herein) completed three financing transactions totaling $2.0 billion, consisting of (a) a $750.0 million private placement of Secured Notes due 2020 (the ”2020 Notes”), (b) a $750.0 million secured Term Loan B Credit Facility (the “Term Loan B,” and the lenders thereunder, the “Term Loan B Lenders”), and (c) a $500.0 million secured revolving credit facility (the “RCF,” and the lenders thereunder, the “RCF Lenders”).16 A portion of the net proceeds from the 2020 Notes and the Term Loan B was used to fully repay the outstanding borrowings under a credit facility used to finance construction of the Pacific Bora, the Pacific Mistral, the Pacific Scirocco, and the Pacific Santa Ana.

In January 2013, the Debtors entered into a construction contract with SHI for an eighth drillship, the Pacific Zonda. In October 2014, the Debtors entered into a $500.0 million revolving credit facility (the “2014 Revolving Credit Facility”) for pre-delivery, delivery, and post-delivery financing of the Pacific Zonda, and for other general corporate purposes. On October 29, 2015, the Debtors exercised their right to rescind the construction contract due to SHI’s failure to timely deliver the Pacific Zonda within

[14]	For a detailed description of the 2017 Notes, see Section II.F.3 below.
[15]	For a detailed description of the SSCF, see Section II.F.2 below.
[16]	For a detailed description of the 2020 Notes, the Term Loan B, and the RCF, see Section II.F.1 below.

the contractual specifications. In connection with the rescission, on October 26, 2015, the Debtors repaid all outstanding amounts under the 2014 Revolving Credit Facility, and the 2014 Revolving Credit Facility was terminated as of October 30, 2015. As described in detail in Section III.E.3(a) below, the Debtors are currently engaged in an arbitration proceeding commenced by SHI with respect to this contract.

B.	Directors and Officers

PDSA’s current board of directors (the “Board”) is composed of Cyril Ducau, N. Scott Fine, Jeremy Asher, Antoine Bonnier, Laurence N. Charney, Sami Iskander, Matthew Samuels, and Robert Schwed. The Board’s independent directors (collectively, the ”Independent Directors”) are responsible for making decisions regarding the Plan and other matters related to these Chapter 11 Cases and are N. Scott Fine, Jeremy Asher, Sami Iskander, Laurence N. Charney, and Robert Schwed.

PDSA’s current senior management team is composed of: Paul T. Reese, Chief Executive Officer; Cees van Diemen, Executive Vice President and Chief Operating Officer; Johannes P. Boots, Senior Vice President and Chief Financial Officer; Michael D. Acuff, Senior Vice President Commercial; Lisa Manget Buchanan, Senior Vice President, General Counsel, Secretary; and Richard E. Tatum, Senior Vice President and Chief Accounting Officer.

The composition of the board of directors of each of the Reorganized Debtors will be disclosed in a supplement to the plan (the “Plan Supplement”) to be filed prior to the order confirming the Plan in accordance with 11 U.S.C. § 1129(a)(5).

C.	Employees

As of July 31, 2017, Pacific Drilling employed approximately 626 employees and one subcontractor. As of July 31, 2017, approximately 331 of Pacific Drilling’s employees were located in the United States, 19 were located in Nigeria, and the remainder were located in various other locations around the world. Certain of Pacific Drilling’s employees in Nigeria (less than 1% of Pacific Drilling’s total workforce) are currently represented by unions and covered by collective bargaining agreements.

D.	Regulation of the Debtors’ Business

The Debtors’ operations are conducted in the United States as well as in foreign jurisdictions and are subject to governmental laws, regulations, and treaties in the countries in which they operate. The laws, regulations, and treaties that impact the Debtors’ operations include those relating to the operation of drilling units, environmental protection, health and safety, various restrictions on oil and natural gas exploration and development, taxation of the Debtors’ earnings and the earnings of the Debtors’ expatriated personnel, minimum requirements for the use of local employees and suppliers, immigration restrictions for expatriated personnel, duties and restrictions on the importation and exportation of drilling units and other equipment, and local currency requirements.

Additional discussion of the regulatory environment of Pacific Drilling’s business can be found in the 2017 Form 20-F filed with the SEC.

E.	Capital Structure

As of the Petition Date, the Debtors’ principal non-contingent liabilities consist of outstanding funded debt in an aggregate principal amount of approximately $3.044 billion under: (1) the RCF, (2) the 2020 Notes, (3) the Term Loan B, (4) the SSCF, and (5) the 2017 Notes (collectively, the ”Prepetition Debt”). The Prepetition Debt effectively gives rise to secured claims against three groups of Drillship Subsidiaries (each, a “Ship Group”), each of which is described in further detail below. The holders of the Prepetition Debt are collectively referred to herein as the ”Prepetition Secured Parties.”

1. Ship Group A Debt

(a) RCF

PDSA is the borrower under that certain Credit Agreement, dated as of June 3, 2013 (as amended, restated, supplemented, or otherwise modified, the “RCF Credit Agreement”), by and among PDSA, the RCF Lenders, and Citibank, N.A. as administrative agent (the “RCF Administrative Agent”). PDSA’s obligations under the RCF are guaranteed by the following entities: Debtors Pacific Drilling, Inc.; Pacific Drilling Finance S.à r.l.; Pacific Drillship S.à r.l.; Pacific Drilling, Ltd.; PML; Pacific Santa Ana (Gibraltar), Ltd.; PSAS; PBL; PSL; PDNL; and non-Debtor PIDWAL, a joint venture of which the Debtors own a 49.9% interest (collectively, “Guarantor Group A”), and secured by: (i) the Pacific Bora, the Pacific Mistral, the Pacific Scirocco, and the Pacific Santa Ana (collectively, “Ship Group A”); (ii) the equity of entities holding ships in Ship Group A (the “Ship Group A Debtors”); (iii) an assignment of earnings and insurance proceeds with respect to Ship Group A (the ”Ship Group A Assignments”); and (iv) other “Collateral” as defined in the RCF Credit Agreement.

The RCF has a term of five years and bears interest, at PDSA’s option, at either (A) the London Interbank Offered Rate (“LIBOR”) plus 3.25% to 3.75% per annum, based on PDSA’s leverage ratio, or (B) an annual rate of interest equal to (I) the prime rate for such day, (II) the sum of the federal funds rate plus 0.5%, or (III) 1% above the one-month LIBOR, whichever is the highest rate in each case, plus a margin ranging from 2.25% to 2.75% based on PDSA’s leverage ratio. Undrawn commitments accrue a fee ranging from 1.3% to 1.5% based on PDSA’s leverage ratio. Interest and Commitment Premiums under the RCF are payable quarterly. Pursuant to paragraph 3(e)(i) of the Order (A) Granting Adequate Protection, (B) Modifying the Automatic Stay and (C) Granting Related Relief [Docket No. 83] (the “Adequate Protection Order”), described in further detail in Section III.C below, the Debtors have paid interest at the non-default rate under the RCF as it becomes due during the Chapter 11 Cases.

The original availability under the RCF was $500.0 million. During the year ended December 31, 2015, the Debtors drew $50.0 million under the RCF, and during the year ended December 31, 2016, the Debtors drew down the remaining $450.0 million. In January 2017, in exchange for certain amendments to the RCF Credit Agreement, the Debtors made a voluntary prepayment of $25.0 million, permanently reducing the total commitments under the RCF to $475.0 million. As of the Petition Date, the RCF was fully drawn, with an unpaid principal balance of $475.0 million, plus other obligations related thereto, including any accrued and unpaid interest, fees, costs, and expenses. The RCF matured postpetition on June 3, 2018.

Pursuant to that certain Intercreditor Agreement, dated as of June 3, 2013 (the ”Intercreditor Agreement”), the obligations under the RCF (the “RCF Obligations”) were granted “first out” payment priority and other intercreditor rights over the obligations under the 2020 Notes and the Term Loan B (such obligations, together with the RCF Obligations, the “Ship Group A Debt,” and the documents evidencing the Ship Group A Debt, collectively, the “Ship Group A Debt Documents”), though holders of the Ship Group A Debt shared pari passu.

(b) 2020 Notes

PDSA is the issuer under that certain Indenture, dated as of June 3, 2013 (as amended, restated, supplemented, or otherwise modified, the “2020 Notes Indenture”), by and among PDSA, Guarantor Group A as guarantors, and Deutsche Bank Trust Company Americas as indenture trustee (the “2020 Notes Indenture Trustee”). The 2020 Notes are secured by Ship Group A, the equity of the Ship Group A Debtors, the Ship Group A Assignments, and other “Collateral” as defined in the 2020 Notes Indenture. The 2020 Notes bear interest at 5.375%, payable semiannually on June 1 and December 1, and have a final maturity date of June 1, 2020. As of the Petition Date, the outstanding indebtedness under the 2020 Notes was $750.0 million in principal amount plus other obligations related thereto, including any accrued and unpaid interest, costs, and fees.

(c) Term Loan B

PDSA is the borrower under that certain Credit Agreement, dated as of June 3, 2013 (as amended, restated, supplemented, or otherwise modified, the “Term Loan B Credit Agreement”), by and among PDSA, the Term Loan B Lenders, and Citibank, N.A. as administrative agent (succeeded by Cortland Capital Market Services LLC (in its capacity as successor administrative agent, the “Term Loan B Administrative Agent”)). PDSA’s obligations under the Term Loan B are guaranteed by Guarantor Group A and secured by Ship Group A, the equity of the Ship Group A Debtors, the Ship Group A Assignments, and other “Collateral” as defined in the Term Loan B Credit Agreement.

The Term Loan B has a term of five years and bears interest, at PDSA’s option, at either (a) LIBOR, which will not be less than a floor of 1%, plus a margin of 3.5% per annum, or (b) an annual rate of interest equal to (I) the prime rate for such day, (II) the sum of the federal funds rate plus 0.5%, or (III) 1% above the one-month LIBOR, whichever is the highest rate in each case, plus a margin of 2.5%. Interest and a $1.9 million amortization payment are due quarterly. As of the Petition Date, the outstanding indebtedness under the Term Loan B was approximately $718,125,000 in principal amount plus other obligations related thereto, including any accrued and unpaid interest, costs, and fees.

2. Ship Group B Debt

PSS and PDVII (together, the “SSCF Borrowers”) are borrowers under that certain Senior Secured Credit Facility Agreement, dated as of February 19, 2013 (the “SSCF Credit Agreement”), by and among PSS, PDVII, PDSA as guarantor, the SSCF Lenders, Garanti-Instituttet for Eksportkreditt as facility agent, security agent, account bank, collateral agent, and trustee mortgagee (in such capacity, “GIEK”17), and DNB Bank ASA as administrative agent, succeeded by Wilmington Trust, N.A. (in its capacity as successor agent, together with GIEK, the ”SSCF Administrative Agent”). The obligations under the SSCF (the ”Ship Group B Debt”) are secured by: (a) the Pacific Sharav and the Pacific Meltem (together, “Ship Group B”), (b) the equity of the SSCF Borrowers, (c) an assignment of earnings, accounts, internal charters, and insurance proceeds with respect to Ship Group B, and (d) other “Collateral” as defined in the SSCF Credit Agreement.

The SSCF has two primary tranches: a commercial tranche (the “Commercial Tranche”) in an initial amount of $492.5 million and a GIEK tranche (the “GIEK Tranche”) in an initial amount of $492.5 million. The GIEK Tranche is comprised of two subtranches: an Eksportkreditt Norge AS subtranche (the “GIEK CIRR Subtranche”) in an initial amount of $246.3 million and a bank subtranche (the “GIEK Non-CIRR Subtranche”) in an initial amount of $246.3 million. Borrowings under the Commercial Tranche bear interest at LIBOR plus 3.75%. The GIEK CIRR Subtranche bears interest, at the SSCF Borrowers’ option, at (i) LIBOR plus 1.5% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate (as defined in the SSCF Credit Agreement, the ”CIRR”). The GIEK Non-CIRR Subtranche bears interest at LIBOR plus 1.5%. Pursuant to paragraph 3(e)(ii) of the Adequate Protection Order, the Debtors have paid interest at the non-default rate under the SSCF as it becomes due during the Chapter 11 Cases. Borrowings under the GIEK Tranche are subject to a guarantee fee of 2.0% per annum, payable quarterly. The SSCF also requires semiannual amortization payments of $39.9 million. The maturity dates under each tranche of the SSCF are as follows: (a) the Commercial Tranche matures on May 31, 2019; (b) loans made with respect to the Pacific Sharav under the GIEK Tranche mature on May 13, 2026; and (c) loans made with respect to the Pacific Meltem under the GIEK Tranche mature on November 24, 2026.

[17]	GIEK is a public-sector enterprise that issues export guarantees on behalf of the Norwegian government.

Between 2013 and the Petition Date, as required under the SSCF Credit Agreement, the Debtors made amortization payments totaling approximately $249.5 million. In 2017, the Debtors made a $76.0 million prepayment under the SSCF in accordance with their obligation to maintain the loan to rig value covenant at the required level. As of the Petition Date, the SSCF had an unpaid principal balance of $661,478,000 ($330,739,000 under the Commercial Tranche, $213,700,600 under the GIEK Non-CIRR Subtranche, and $117,038,400 under the GIEK CIRR Subtranche), plus other obligations related thereto, including any accrued and unpaid interest, costs, and fees. The GIEK Tranche is subject to a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019, which, if exercised, would require the SSCF Borrowers to prepay in full the portion of all outstanding loans that relate to the GIEK Tranche on or before May 31, 2019 without any premium, penalty, or fees of any kind.

3. Ship Group C Debt

PDV is the issuer under that certain Indenture, dated as of November 28, 2012 (as amended, supplemented, or otherwise modified from time to time through the Petition Date, the “2017 Notes Indenture,” and collectively with the RCF Credit Agreement, the 2020 Notes Indenture, the Term Loan B Credit Agreement, the SSCF Credit Agreement, and any other agreements or documents delivered pursuant to or in connection with any of the foregoing, the “Prepetition Debt Documents”) by and among PDV, PDSA as parent guarantor, the subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas as indenture trustee and collateral agent (the ”2017 Notes Indenture Trustee”). In November 2012, pursuant to the 2017 Notes Indenture, PDV issued $500.0 million in principal amount of 7.25% senior secured notes due December 1, 2017 (together with the other obligations under the 2017 Notes, the “Ship Group C Debt”). Interest on the Ship Group C Debt is payable semiannually on June 1 and December 1. The Ship Group C Debt is secured by (i) substantially all of PDV’s assets, including the Pacific Khamsin (“Ship Group C”), (ii) the equity of PDV, (iii) an assignment of earnings and insurance proceeds with respect to the Pacific Khamsin, and (iv) other “Collateral” as defined in the 2017 Notes Indenture. The 2017 Notes were listed on the Global Exchange Market of the Irish Stock Exchange until their delisting on May 26, 2017.

During the year ended December 31, 2016, PDSA and PDV repurchased an aggregate principal amount of $60.6 million in 2017 Notes for a purchase price of $23.6 million plus accrued interest. Prior to the Petition Date, $2.0 million in principal amount of the 2017 Notes was cancelled. As of the Petition Date, $21.7 million and $36.9 million in aggregate principal amount of the 2017 Notes was held by PDSA and PDV, respectively. As of the Petition Date, the outstanding indebtedness under the 2017 Notes held by third parties was approximately $439.4 million, plus other obligations related thereto, including accrued and unpaid interest, costs, and fees.

4. Equity Interests

PDSA was listed on the New York Stock Exchange (“NYSE”) in connection with its initial public offering in 2011. Trading in PDSA’s common shares was suspended by the NYSE on September 12, 2017, due to its failure to meet the NYSE’s market capitalization requirement. Beginning September 13, 2017, PDSA’s common shares commenced trading in the over-the-counter market on the “Pink Market” of the OTC Markets Group, Inc. (“OTC Pink”), where they currently trade under the ticker “PACDQ.” PDSA’s common shares were also listed on the Norwegian OTC from April 2011 to October 2016.

Since 2006, the Quantum Pacific Group has invested over $1.6 billion of equity capital in Pacific Drilling. As of the Petition Date, the Quantum Pacific Group owned approximately 70.3% of PDSA’s total outstanding common shares. The common shares owned by the Quantum Pacific Group are held by Quantum Pacific (Gibraltar) Limited (“QPGL”), a wholly-owned subsidiary of Quantum Pacific International Limited. Quantum Pacific Group controls a portfolio of businesses worldwide, particularly in the energy and natural resources industries.

5. Cash Pool

To allow for consolidated cash management and to mitigate intercompany credit risk, certain Debtors and non-Debtor affiliates entered into that certain Cash Pooling Agreement, dated as of June 10, 2015 (the “Cash Pooling Agreement”), pursuant to which Debtor Pacific Drilling (Gibraltar) Limited (“PDGL” or the “Pool Leader”) acts as a central intercompany “bank” for all participants in the cash-pooling system (the ”Cash Pool,” and such participants, the “Cash Pool Participants”). The Cash Pooling Agreement also grants the Pool Leader netting and set-off rights with respect to the other Cash Pool Participants. Collectively, the Pool Leader was owed approximately $233.1 million by other Cash Pool Participants as of the Petition Date.

On the Petition Date, the Debtors held approximately $256.6 million in unencumbered Cash, which they have used, together with revenue from operations, to fund their ongoing business operations, corporate needs, and restructuring-related expenses during the Chapter 11 Cases. Because the Pool Leader is not a guarantor of any of the Prepetition Debt, the Cash held by the Pool Leader is not subject to any liens. As of the Petition Date, most of the Debtors’ unencumbered Cash was held by the Pool Leader, and a majority of the Debtors’ remaining Cash on hand—approximately $50.0 million—was held by PDVII in a pledged account in accordance with the minimum liquidity requirement under the SSCF. PDSA also holds approximately $8.5 million in Cash in restricted accounts with Citibank, N.A. to support letters of credit and banking products.

6. Intercompany Loans

Separate from the Cash Pool, certain of the Debtors are party to intercompany loan agreements (collectively, the “Intercompany Loan Agreements,” and the obligations thereunder, the “Intercompany Loans”). The chart below shows which Debtors are lenders and borrowers under the Intercompany Loan Agreements, as well as the balances of each Intercompany Loan as of June 30, 2018.

Lender	Borrower	Balance as of June 30, 2018[18]
PDL	PDGL	$316,326,742
PDL	PBL	$550,268,473
PDL	PSL	$753,783,942
PDL	PDNL	$234,420,503
PDOL	PBL	$386,812,500
PDOL	PSL	$386,812,500
PDSA	PDOL	$1,264,513,590
PDSA	PML	$364,686,217
PDSA	PSAS	$364,686,217
PDGL	PIDWAL	$27,718,929
PDGL	Pacific Drillship (Gibraltar) Limited (“PDSGL”)	$347,587,279
PDSGL	PDVL	$347,587,279
Pacific Drilling Finance S.á r.l. (“PDFS”)	PSS	$529,441,546
PDFS	PSAS	$558,704,093
PDFS	PDGL	$140,437

Pursuant to that certain Intercompany Subordination Agreement, dated as of June 3, 2013 (as amended, restated, supplemented, or otherwise modified, the “ISA”), borrowings between (a) PDSA, any entity in Guarantor Group A, or any person defined as an “Internal Charterer” pursuant to the Ship Group A Debt Documents and (b) any ”Restricted Subsidiary” (as defined in each applicable Ship Group A Debt Document) not included in clause (a) (such borrowings, the “Subordinated

[18]	Rounded to nearest whole dollar.

Intercompany Loans”) are subordinated in right of payment in full, in cash, of all Ship Group A Debt. The ISA further provides that no payment or distribution may be made on Subordinated Intercompany Loans, and any payment that is received must be delivered to the holders of the Ship Group A Debt.

F.	Events Leading to the Debtors’ Need to Restructure

1. Collapse in Oil Prices

The offshore contract drilling industry in which the Debtors operate is cyclical and significantly declined following the substantial drop in oil prices beginning in mid-2014. Demand for the Debtors’ drillships is a function of the worldwide levels of offshore exploration and development capital expenditures by oil and gas companies. Most of these potential customers decreased or delayed significantly their offshore exploration and production budgets as a result of the sustained weakness in oil prices, resulting in decreased drillship utilization and dayrates across the sector. Although dayrates and utilization for modern drillships have in the past been less sensitive to short-term oil price movements than those of older or less capable drilling rigs, the sustained depressed oil prices rendered many deepwater projects less attractive to the Debtors’ potential customers in the near term and significantly impacted the number of projects available for all drillships. Additionally, multiple drilling rigs have completed contracts without signing new ones, leading to an oversupply of drilling rigs.

2. Prepetition Cost-Saving Measures

In response to deteriorating market conditions, Pacific Drilling implemented various initiatives to reduce costs and increase efficiency prepetition. Pacific Drilling’s total headcount decreased more than 50% from 1,606 employees and contractors as of December 31, 2014 to 773 employees and contractors as of December 31, 2017. Pacific Drilling also commenced reviews of rig maintenance costs, human resources and training costs, procurement and supply chain practices, and information technology contracts, among other expenditures. As a result, since the fourth quarter of 2014, total operating expenses have decreased by more than 52%, from $123.8 million to $58.9 million in the third quarter of 2017. This has been achieved by both reducing daily rig operating costs for active rigs by more than 40% and generating significant savings for idle rigs by Smart Stacking them at less than $30,000 per day per rig. In addition, corporate overhead support has been reduced by more than 25% over the same timeframe.

3. Prepetition Negotiations with Stakeholders

For over a year prior to the Petition Date, the Debtors explored various restructuring alternatives with the Prepetition Secured Parties and other stakeholders, including QPGL. Effective January 18, 2016, the Debtors retained Evercore International LLP (“Evercore”) to explore, together with their management team and outside legal counsel (“Debtors’ Outside Counsel”), out-of-court restructuring alternatives. These alternatives included the possibility of a variety of amend and extend (“A&E”) and liability management transactions. Evercore and Debtors’ Outside Counsel also assisted the Debtors in the development of an A&E and liability management proposal, which together with a financial forecast scenario prepared by the Debtors, was presented to a group of RCF Lenders (the “RCF Group”) and SSCF Lenders (the “SSCF Group,” and together with the RCF Group, the “Bank Groups”) between May 13 and May 23, 2016. The Bank Groups ultimately rejected the Debtors’ A&E and liability management proposal. Consequently the Debtors, Evercore, and Debtors’ Outside Counsel explored alternative strategies and transactions.

On October 5, 2016, the Debtors successfully obtained consents to amend the debt incurrence covenant in the 2017 Notes Indenture in order to enable the Debtors to fully utilize the availability under the RCF. Subsequently, the Debtors presented an oil and offshore rig market outlook, two financial forecast scenarios for the Debtors’ business, and a revised A&E proposal to the Bank Groups on October 17, 2016 and to an ad hoc group of holders of 2017 Notes, holders of 2020 Notes, and Term Loan B Lenders (the “Ad Hoc Group,”19 and together with the Bank Groups, the RCF Administrative Agent, the SSCF Administrative Agent, and the 2020 Notes Indenture Trustee, the ”Secured Creditor Groups”) on November 15, 2016. In response to the A&E proposal, the Bank Groups presented their counterproposal to the Debtors on November 9, 2016, and the Ad Hoc Group presented its counterproposal to the Debtors on December 1, 2016. Subsequently, on January 2, 2017, the Debtors disclosed to the public market certain material nonpublic information provided to the Ad Hoc Group to render their members “unrestricted.”

In the first quarter of 2017, with the assistance of Evercore and Debtors’ Outside Counsel, the Debtors and the Bank Groups negotiated additional maintenance covenant headroom under the RCF Credit Agreement and the SSCF Credit Agreement through mid-December 2017. During this time, the Debtors also continued to explore potential out-of-court transaction alternatives. On February 14, 2017, the Debtors provided the Ad Hoc Group with a preliminary preview of the Debtors’ performance for the fourth quarter of 2016, and presented the Ad Hoc Group with two alternative transaction proposals—a modified A&E proposal and an equitization proposal. To assist with the negotiation of the terms of the debt-for-equity exchange in a manner fair to stockholders, Pacific Drilling agreed to reimburse professional fees and expenses of its largest shareholder, QPGL. The Debtors hoped that a consensus would form between the Ad Hoc Group and QPGL, and that this consensus could form the basis for the path towards a fully consensual restructuring.

[19]

As of the date of this Disclosure Statement, the most recent composition of the Ad Hoc Group was set forth in the Fourth Amended Verified Statement of the Ad Hoc Group of Debtholders Pursuant to Bankruptcy Rule 2019 dated July 31, 2018 [Docket No. 447].

Thereafter, the Ad Hoc Group rejected the Debtors’ A&E proposal and presented a counter-equitization proposal to the Debtors on March 3, 2017. Subsequently, on March 16, 2017, the Debtors again disclosed to the public market certain material nonpublic information provided to the Ad Hoc Group. Details regarding these proposals were filed with the SEC on March 16, 2017 in PDSA’s Form 6-K.

In July 2017, prior to the impending December 1, 2017 maturity of the 2017 Notes, the Debtors announced the launch by PDV of a private consent solicitation to extend the maturity date of the 2017 Notes to June 1, 2018. The Debtors did not receive sufficient consents to approve the maturity extension, and the solicitation expired on August 2, 2017.

On September 6, 2017, the Debtors presented two revised financial forecast scenarios and a revised equitization proposal to the Ad Hoc Group. The Ad Hoc Group submitted a counter-equitization proposal to the Debtors on September 26, 2017, and the Debtors presented a further revised equitization proposal to the Ad Hoc Group on October 13, 2017. Subsequently, on October 16, 2017, the Debtors again disclosed to the public market certain material non-public information provided to the Ad Hoc Group.

Facing the maturity on the 2017 Notes and the inability to reach consensus among its primary stakeholders, the Debtors filed these Chapter 11 Cases on November 12, 2017.

III. THE CHAPTER 11 CASES

A.	First Day Motions

To ease their transition into chapter 11 and to expedite their emergence from chapter 11, on the Petition Date, the Debtors filed various customary “first day” motions. In particular, the Debtors filed motions requesting permission for administrative relief, including motions directing joint administration [Docket No. 3], authorizing the filing of a consolidated creditor list, establishing certain notice procedures, and authorizing an extension of time to file schedules and statements [Docket No. 4]. The Bankruptcy Court entered final orders approving these motions on November 13 and 15, 2017 [Docket Nos. 24 and 33].

Additionally, the Debtors filed motions to continue operating their business, including motions to: (1) honor prepetition employee obligations and continue employee programs (the ”Employee Motion”), (2) pay prepetition taxes (the “Tax Motion”), (3) pay certain foreign vendor obligations (the ”Foreign Vendor Motion”), (4) continue their insurance programs (the ”Insurance Motion”), (5) pay certain obligations of safety and critical vendors (the “Critical Vendor Motion”), and (6) continue their existing cash management system, including the Cash Pool (the ”Cash Management Motion”). A description of the first day motions is set forth in the Declaration of Paul T. Reese Pursuant to Rule 1007-2 of the Local Bankruptcy Rules for the Southern District of New York in Support of Chapter 11 Petitions and First Day Motions and Applications [Docket No. 28].

On November 15, 2017, the Bankruptcy Court entered orders granting the Employee Motion, the Tax Motion, the Foreign Vendor Motion, and the Critical Vendor Motion on an interim basis [Docket Nos. 34, 35, 38, and 39, respectively], and on December 15, 2017, the Bankruptcy Court entered orders granting such motions on a final basis [Docket Nos. 86, 94, 88, and 89, respectively]. On December 15, 2017, the Bankruptcy Court entered an order granting the Insurance Motion on a final basis [Docket No. 90]. On November 16, 2017, the Bankruptcy Court entered an order granting the Cash Management Motion on an interim basis [Docket No. 44], and then entered six subsequent interim orders authorizing the Debtors to continue using their existing cash management system through May 17, 2018 [Docket Nos. 85, 153, 228, 285, 327, and 369]. On May 23, 2018, the Bankruptcy Court entered an order [Docket No. 369] granting the Cash Management Motion on a final basis except with respect to a waiver of section 365(b) of the Bankruptcy Code with respect to the Debtors’ foreign bank accounts. On June 19, 2018, the Bankruptcy Court entered an order [Docket No. 392] waiving the requirements of section 345(b) of the Bankruptcy Code with respect to the such foreign bank accounts on a final basis (together with Docket No. 369, the “Cash Management Order”).

B.	Pacific Zonda Arbitration and Automatic Stay Motion

On the Petition Date, the Debtors also filed a motion [Docket No. 6] (the ”Automatic Stay Motion”) for (1) entry of an order enforcing and restating the automatic stay, ipso facto, and non-discrimination provisions of the Bankruptcy Code and (2) modification of the automatic stay in order to proceed with an arbitration proceeding against SHI. The arbitration proceeding (the “Zonda Arbitration”) was commenced by SHI against Debtor Pacific Drilling VIII Limited (“PDVIII”) in London on November 18, 2015 in response to PDVIII’s rescission of that certain Contract for Construction and Sale of a Drillship (Hull No. 2075) (the “Zonda Construction Contract”) with SHI due to SHI’s failure to timely deliver a new drillship in accordance with contractual specifications. On November 15, 2017, the Bankruptcy Court entered orders granting the Automatic Stay Motion [Docket Nos. 41 and 42]. Additional details regarding the Zonda Arbitration are set forth in Section III.F.3(a) below.

C.	Use of Cash Collateral

On November 13, 2017, the Debtors filed a motion [Docket No. 15] (the “Cash Collateral Motion”) seeking, among other things, authority to (1) use cash collateral acquired postpetition, solely to the extent constituting collateral securing the Prepetition Debt (the “Cash Collateral”) and (2) grant adequate protection to the Prepetition Secured Parties. Following discussions with the Secured Creditor Groups, the Debtors withdrew their request to use the Cash Collateral because the Debtors held sufficient unencumbered Cash to fund their operations and restructuring-related expenses. See

Docket No. 69. The Bankruptcy Court granted the other relief requested in the Cash Collateral Motion on December 15, 2017 pursuant to the Adequate Protection Order. Pursuant to the Adequate Protection Order, the Debtors agreed, among other things, to pay the reasonable fees and expenses of the Secured Creditor Groups’ professionals in order to facilitate productive negotiations on a consensual plan of reorganization supported by all stakeholders. See Docket No. 83 ¶ 3.b.

As additional adequate protection for the Prepetition Secured Parties’ collateral, including the Debtors’ use of Cash Collateral, without further order of the Bankruptcy Court, no Ship Group is permitted to hold a net positive position in excess of $25.0 million against the Pool Leader. See Cash Management Order ¶ 22(e). Debtors Pacific Drilling Operations Inc. (“PDOI”) and PSS, which hold the Cash generated by the Pacific Sharav (which is Cash Collateral under the SSCF), have accumulated approximately $105,546,740 in postpetition Cash as of July 20, 2018 (the ”Ship Group B Restricted Cash”), net of interest payments and the $25.0 million maximum that may be transferred to the Pool Leader under the Cash Management Order. Due to the restriction regarding the net positive position in the Cash Management Order and the fact that the Debtors have not received authority to use Cash Collateral, the Debtors are unable to access the Ship Group B Restricted Cash for their general use.

D.	Retention of Restructuring and Other Professionals

To assist the Debtors in carrying out their duties as debtors in possession and to represent their interests in the Chapter 11 Cases, the Debtors obtained Bankruptcy Court approval to retain (1) Togut, Segal & Segal LLP as their primary legal counsel (the ”Togut Firm”)20 [Docket Nos. 95 and 298] and (2) Prime Clerk as Claims and Noticing Agent and as Administrative Agent for the Debtors [Docket Nos. 40 and 92, respectively].

On November 27, 2017, the Debtors filed applications to retain and employ (i) AlixPartners LLP (“Alix”) as restructuring advisor to the Debtors, nunc pro tunc to the Petition Date [Docket No. 52]; (ii) Evercore and Evercore Group L.L.C. as investment bankers to the Debtors, nunc pro tunc to the Petition Date, [Docket No. 54]; and (iii) KPMG LLP (“KPMG”) as auditor to the Debtors, nunc pro tunc to the Petition Date [Docket No. 55]. Subsequently, on December 26, 2017, the Debtors filed an application to retain and employ Ince & Co LLP (“Ince”) as special arbitration counsel to the Debtors, nunc pro tunc to the Petition Date [Docket No. 99]. On February 2, 2018, the Debtors filed an application to retain and employ Alvarez & Marsal Taxand, LLC (“A&M”) as executive compensation and benefits consultant to the Debtors, nunc pro tunc to February 1, 2018 [Docket No. 193]. On March 1, 2018, the Debtors filed an

[20]

The Debtors originally retained Sullivan & Cromwell LLP (“Sullivan”) as their primary legal counsel and the Togut Firm as conflicts counsel. Following Sullivan’s withdrawal as counsel, the Togut Firm was retained as primary legal counsel to the Debtors effective January 24, 2018. See Docket Nos. 181 and 298.

application to retain and employ Jones Walker LLP (“Jones Walker”) as special counsel to the Debtors, nunc pro tunc to the Petition Date [Docket No. 240]. On March 23, 2018, the Debtors filed an application to retain and employ KPMG Luxembourg, Société Cooperative (“KPMG Luxembourg”) as auditor to certain of the Debtors, nunc pro tunc to the Petition Date [Docket No. 290].

The Bankruptcy Court entered orders approving the retention of Alix on December 15, 2017 [Docket No. 84], KPMG on January 22, 2018 [Docket No. 158], Evercore and Evercore Group L.L.C. on January 26, 2018 [Docket No. 177], A&M on February 26, 2018 [Docket No. 232], Jones Walker on March 27, 2018 [Docket No. 293], and KPMG Luxembourg on April 10, 2018 [Docket No. 308]. In addition, the Bankruptcy Court granted the Debtors the authority to utilize the services of various additional professionals as “ordinary course professionals” [Docket No. 82].

The Togut Firm also retained three experts on behalf of the Debtors to provide the necessary data inputs that assisted the Debtors’ primary professionals with the completion of the Debtors’ business plan and development of a plan proposal. Analysis Group, Inc. (“AGI”) was retained to inform an oil commodity price forecast for reorganization and plan purposes. Rystad Energy, AS (“Rystad”) was retained to, among other things, utilize its proprietary database of global upstream projects and associated demand for deepwater drilling services to inform a long-term utilization rate and dayrate forecast for reorganization plan purposes. Fearnley Securities AS (“Fearnley”) was retained to, among other things, complement the utilization rate and dayrate forecasts prepared by Rystad with its own market-based intelligence on utilization and dayrates and to estimate drillship asset values.

E.	Other Postpetition Operational Matters

1. Customer Programs

On December 29, 2017, the Debtors filed a motion [Docket No. 107] (the ”Customer Programs Motion”) seeking authority to honor obligations under their existing and future customer contracts (the “Customer Obligations”). The Customer Obligations include, among other things, requirements to provide bank guarantees, indemnification, bid bonds, letters of credit, or other forms of security to the Debtors’ customers. The Bankruptcy Court entered an order granting the Customer Programs Motion on January 19, 2018 [Docket No. 154].

2. Employee Incentive Programs

On December 28, 2017, the Debtors filed a motion [Docket No. 103] to continue their employee long-term incentive program (the “LTIP”), performance bonus program, and non-insider retention awards (together, the ”Compensation Programs”). In response to the U.S. Trustee’s request for additional information regarding the Compensation Programs, the Debtors provided documents, information, and access to the Debtors’ senior management, key employees, and the Debtors’ professionals.

The Debtors’ cooperation allowed the Debtors to reach a consensual resolution with the U.S. Trustee with regard to a majority of the Compensation Programs and ultimately pay ordinary-course incentive-based bonuses to an overwhelming majority of the Debtors’ rank-and-file employees. See Docket Nos. 230, 257.

On April 30, 2018, the Debtors filed a motion [Docket No. 341] to continue their long-term employee incentive program, as modified postpetition for certain non-insider employees (the “2018 LTIP Motion”). The Bankruptcy Court entered an order granting the 2018 LTIP Motion on May 17, 2018 [Docket No. 362].

On April 30, 2018, the Debtors filed a motion [Docket No. 340] to approve their 2018 key employee incentive plan (the “KEIP Motion”). In response to requests by the U.S. Trustee and the Secured Creditor Groups, the Debtors have adjourned the hearing on the KEIP Motion to allow the U.S. Trustee and the Secured Creditor Groups time to review additional documents and information provided by the Debtors regarding the incentive plan. Based on discussions between the Debtors (and their advisors) and other parties in interest, the terms of the program contemplated by the KEIP Motion were modified as set forth in the Notice of Filing of Further Amended Term Sheet in Relation to the Debtors’ Motion for Entry of an Order Approving the Implementation of the 2018 Key Employee Incentive Plan [Docket No. 429].

The Debtors sought approval of the relief requested in the uncontested KEIP Motion at a hearing held on August 30, 2018. The Bankruptcy Court entered an order granting the KEIP Motion as modified by the further amended KEIP term sheet [Docket No. 529] on August 30, 2018 [Docket No. 548].

3. Nonresidential Real Property Lease

Section 365(d)(4)(b)(i) of the Bankruptcy Code permits the Debtors the right to extend the initial 120-day period (the “Initial Period”) to assume or reject their unexpired lease of nonresidential real property (the “Houston Lease”) by an additional 90 days from March 12, 2018, up to and including June 11, 2018 (the “Extension”) without prejudice to the Debtors’ rights to obtain further extensions of such periods in accordance with section 365(d)(4)(B)(ii) of the Bankruptcy Code. On June 2, 2017, the Bankruptcy Court granted the Extension [Docket No. 280].

On May 4, 2018, the Debtors filed a motion [Docket No. 349] to assume the Houston Lease as amended (the “Lease Assumption Motion”). The Bankruptcy Court entered an order granting the Lease Assumption Motion on May 29, 2018 [Docket No. 379]. Under the amendment to the Houston Lease, the Debtors reduced the square footage from 77,296 to 53,288, and reduced the rent by over $1.0 million per year, for a total savings of $6.9 million. See Docket No. 349.

F.	Claims Process and Bar Date

1. Schedules and Statements; Rule 2015.3 Reports

On December 27, 2017, the Debtors timely filed their schedules of assets and liabilities, statements of financial affairs, and schedules of executory contracts and unexpired leases (the ”Schedules”). On February 28, 2018, the Debtors timely filed their reports of financial information on entities in which a chapter 11 estate holds a controlling or substantial interest pursuant to Rule 2015.3 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”).

2. Bar Date

On March 12, 2018, the Bankruptcy Court entered an order establishing the following deadlines for filing Proofs of Claim against the Debtors and prescribing the form and manner thereof: (a) May 1, 2018 at 5:00 p.m. (prevailing Eastern Time) (the ”General Bar Date”) for all creditors unless they fall within one of the exceptions; (b) the later of (i) the General Bar Date and (ii) 5:00 p.m. (prevailing Eastern Time) on the date that is 30 days after entry of a court order pursuant to which executory contracts or unexpired leases are rejected for claims arising from such rejected agreements; (c) the later of (i) the General Bar Date and (ii) 5:00 p.m. (prevailing Eastern Time) on the date that is 30 days after the date that notice of any applicable amendment or supplement to the Schedules is served on a claimant for those claims affected by any such amendment or supplement to the Schedules; and (d) May 11, 2018 at 5:00 p.m. (prevailing Eastern Time) for Governmental Units [Docket No. 253] (collectively, the ”Bar Date”).

3. Overview of Claims and Potential Objections

As of the General Bar Date, approximately 181 Proofs of Claim were filed against the Debtors. After adjustment for duplicative Claims, amounts paid subject to the authority granted under the First Day Motions, and other adjustments, the Debtors estimate the Secured Claims of the Prepetition Secured Parties to be approximately $3.0 billion.

In addition to these Secured Claims, SHI asserted secured Claims, secured by Drillship Hull No. 2075, against both PDVIII and PDSI for approximately $387.0 million. These Claims are described below as the “Pacific Zonda Claims” and are classified as General Unsecured Claims under the Plan.

The Debtors are reviewing potential objections to any of the filed Claims as already having been satisfied or duplicative, as well as to the extent to which the Claims may otherwise be subject to reduction or disallowance on the basis of the Debtors’ defenses, offsets, and counterclaims.

The remaining Claims against the Debtors are estimated at approximately $4.0 million. These Claims include personal injury Claims, a preference Claim, trade and other Claims, and unliquidated Claims. No prepetition amounts are believed to be owed to taxing authorities. The General Unsecured Claims are described below.

(a) Pacific Zonda Claims

On January 25, 2013, Debtor PDVIII as buyer and SHI as builder entered into the Construction Contract for an eighth drillship, the Pacific Zonda. PDSI is a guarantor under the Zonda Construction Contract. On October 29, 2015, PDVIII exercised its right to rescind the Zonda Construction Contract due to SHI’s failure to timely deliver the Pacific Zonda within the contractual specifications.

SHI rejected PDVIII’s rescission and, on November 25, 2015, formally commenced arbitration proceedings against PDVIII in London under the Arbitration Act of 1996 before a tribunal of three arbiters (the “Tribunal”), as specified in the Zonda Construction Contract. SHI claims that PDVIII wrongfully rejected their tendered delivery of the Pacific Zonda and seeks the final installment of the purchase price under the Zonda Construction Contract of approximately $336.0 million.

On November 30, 2015, PDVIII made a demand under Korea Eximbank’s refund guarantee of the Zonda Construction Contract for the amount of PDVIII’s advance payments under the Zonda Construction Contract plus approximately $20.0 million in interest as of the rescission. Any payment under the refund guarantee is suspended until an award under the Zonda Arbitration is obtained. In addition to seeking repayment of PDVIII’s advance payments under the Zonda Construction Contract, PDVIII has asserted a counterclaim for the return of its purchased equipment, or the value of such equipment (approximately $75.0 million), and damages for its wasted expenditures of approximately $30.0 million. PDVIII’s total claim, including interest and costs, is approximately $350.0 million.

As discussed above, on November 15, 2017, the Bankruptcy Court granted the Debtors a modification of the automatic stay to allow them to proceed with the Zonda Arbitration. From February 5, 2018 through March 2, 2018, an evidentiary hearing was held in London before the Tribunal. Written closing submissions were filed with the Tribunal in late April 2018, and replies to such submissions were filed in mid-May 2018. The Tribunal heard oral closing submissions in early August 2018. The Debtors expect the Tribunal to render its award several months thereafter, likely after the date of the Confirmation Hearing.

SHI has filed Proofs of Claim numbers 164, 168, 169, 170, and 176 (collectively, the “Pacific Zonda Claims”) against PDVIII and PDSI, each for approximately $387.44 million. In the event the outcome of the Zonda Arbitration is adverse to PDVIII and PDSI, PDVIII and PDSI have no material assets after accounting for postpetition administrative expenses.

(b) Personal Injury Claims

Donatus Ezeabasili asserts a claim against Debtor Pacific Drilling Services, Inc. on account of an alleged personal injury claim, asserting damages in an unliquidated amount (the ”Ezeabasili Claim”). On March 19, 2018, the Bankruptcy Court entered a stipulation and agreed order [Docket No. 273] permitting Ezeabasili to proceed with the personal injury litigation, for which any recovery against the Debtors shall be limited to insurance proceeds and indemnity obligations of third parties, who are also listed as co-defendants in the personal injury litigation.

Ezeabasili and two other personal injury claimants have filed Claims against the Debtors for a total of approximately $2.0 million. The Debtors assert that the personal injury Claims are covered by the Debtors’ insurance policies. Accordingly, the Debtors have not included any exposure or Debtor liability as part of their estimation of the pool of General Unsecured Claims.

(c) Preference Claim

In April 2017, PSL and SCS Corporation (“SCS”), a subsidiary of Hyperdynamics Corporation (“Hyperdynamics”) entered into an amendment to a drilling contract for the Pacific Scirocco in the Republic of Guinea (the “SCS Drilling Contract”).

On December 22, 2017, SCS and Hyperdynamics filed for relief under chapter 7 of the Bankruptcy Code. The chapter 7 trustee has asserted a preference claim against PSL for a $750,000 payment made under the SCS Drilling Contract (the “Preference Claim”). The Preference Claim is classified as a General Unsecured Claim under Class 7A.

(d) Trade and Other Claims

Approximately $700,000 of Claims were asserted as trade and other Claims, all of which are expected to be classified as General Unsecured Claims under the Plan in Classes 7A-7E.

(e) Unliquidated Claims

In addition to the Claims described above, General Unsecured Claims could include indemnification Claims, contract rejection Claims, and other unliquidated Claims.

G.	Rule 2004 Discovery

On December 29, 2017, the Ad Hoc Group, the RCF Administrative Agent, and the SSCF Administrative Agent filed a joint motion [Docket No. 106] (the “Discovery Motion”) pursuant to Bankruptcy Rule 2004 seeking discovery of the Debtors for 75 categories of documents over a seven-year period. The Discovery Motion was joined by the RCF Group and the Tor Asia Credit Master Fund LP, a holder of 2020 Notes. At a hearing on January 18, 2018, the Bankruptcy Court denied the Discovery Motion as overbroad, but suggested that the Debtors make members of the Board available to answer the Secured Creditor Groups’ questions regarding corporate governance and the independence of the Debtors’ Board.

Despite the Bankruptcy Court’s denial of the Discovery Motion, to facilitate informed, meaningful plan negotiations, the Debtors voluntarily produced over 12,000 pages of documents between January 19, 2018 and March 8, 2018 (the ”Document Production”). The Document Production spanned 25 categories and included, among other things: (1) board materials from two years prior to the Petition Date; (2) budgets, summaries of cost saving measures, appraisals, customer and intercompany contracts, and Modified Smart Stacking summaries and analysis; (3) materials exchanged with QPGL, including investor relations reports and treasury summaries; (4) proposals exchanged with the Secured Creditor Groups; (5) Zonda Arbitration materials; and (6) schedules of intercompany transfers from 2015–2017, share repurchases, and debt repurchases. The Document Production provided the Secured Creditor Groups with a high degree of visibility into the Debtors’ business, the Secured Creditor Groups’ collateral, and the deliberations of the Board leading to the chapter 11 filing.

H.	Plan Exclusivity, Postpetition Plan Negotiations, and Mediation

Upon commencement of these Chapter 11 Cases, section 1121(d) of the Bankruptcy Code provided the Debtors with the exclusive right to file a chapter 11 of reorganization and solicit votes thereon through and including March 12, 2018 and May 11, 2018, respectively.

On January 30 and 31, 2018, the SSCF Administrative Agent, the Ad Hoc Group, and the RCF Administrative Agent filed separate motions to direct the Debtors, QPGL, and the Secured Creditor Groups to participate in a mediation process regarding the terms of a chapter 11 plan (collectively, the “Mediation Motions”). Although the Debtors wanted to reach a consensual resolution of these Chapter 11 Cases, they objected to the Mediation Motions because, at the time they were made, there was no contested matter requiring mediation.

At the hearing on the Mediation Motions on March 22, 2018, the Bankruptcy Court declined to grant the Mediation Motions and agreed with the Debtors that the Mediation Motions were premature. Nevertheless, the Debtors were concerned about the potential for costly and time-consuming litigation relating to the ultimate resolution of these Chapter 11 Cases. Accordingly, following the hearing, the Debtors determined that if they could reach an agreement with the Ad Hoc Group, the SSCF Administrative Agent, and the RCF Administrative Agent regarding a potential mediation, they would consent to a mediation if (1) their Exclusive Periods were extended during the duration of the mediation and (2) the Honorable James M. Peck (ret.) was selected as mediator. An added benefit of this proposal was that QPGL was supportive of having Judge Peck conduct the mediation, and thus, would consent to participate, something the Bankruptcy Court could not order pursuant to the Mediation Motions.

The Debtors’ mediation proposal was initially rejected by the Secured Creditor Parties. To give the Debtors sufficient time to, among other things, reach accord with the Secured Creditor Groups and QPGL regarding the terms of a consensual chapter 11 plan, on March 6, 2018, the Debtors filed a motion [Docket No. 247] (the ”Exclusivity Motion”) seeking to extend the time in which to file a chapter 11 plan of reorganization (the ”Exclusive Filing Period”) and solicit acceptances thereof (the “Exclusive Solicitation Period” and, together with the Exclusive Filing Period, the ”Exclusive Periods”) through July 10, 2018 and September 10, 2018, respectively. Although the Debtors believed cause existed for an appropriate extension of the Exclusive Periods, they proposed to engage in a fair mediation process with the Secured Creditor Groups to facilitate a consensual resolution of these Chapter 11 Cases. Nonetheless, the Secured Creditor Groups opposed the Debtors’ extension of the Exclusive Periods.

On March 22, 2018, the Bankruptcy Court granted the Exclusivity Motion upon the condition that the Debtors, QPGL, the Ad Hoc Group, the SSCF Administrative Agent, and the RCF Administrative Agent (collectively, the “Mediation Parties”) participate in mediation (the ”Mediation”) under the supervision of Judge Peck (the ”Mediator”) pursuant to terms to be established by the Mediation Parties and the Mediator. The order [Docket No. 297] granted an extension of the Exclusive Filing Period through the earlier of (a) two weeks after termination of the Mediation or (b) May 21, 2018, and an extension of the Exclusive Solicitation Period through and including 60 days from the end of the Exclusive Filing Period.

On April 20, 2018, certain of the Secured Creditor Groups signed nondisclosure agreements with the Debtors in order to facilitate meaningful plan negotiations during the Mediation.

On May 1–2 and 9–10, 2018, the Mediation Parties participated in initial Mediation sessions.

On May 16, 2018, the Mediation Parties consensually extended the Exclusive Filing Period through June 4, 2018 and the Exclusive Solicitation Period through August 3, 2018 in order to continue Mediation. See Docket No. 360.

On May 25, 2018, following subsequent Mediation sessions on May 22–23, 2018, the Mediation Parties again consensually extended the Exclusive Filing Period through June 15, 2018 and the Exclusive Solicitation Period through August 14, 2018. See Docket No. 375.

Additional Mediation sessions took place on June 5 and 8, 2018. On June 14, 2018, the Mediation Parties consensually extended the Exclusive Filing Period through June 22, 2018 and the Exclusive Solicitation Period through August 21, 2018. See Docket No. 387.21

Additional Mediation sessions took place on June 20 and 21, 2018. Following these Mediation sessions, the Mediation Parties consensually extended the Exclusive Filing Period through July 13, 2018 and the Exclusive Solicitation Period through September 11, 2018. See Docket No. 401.

An additional Mediation session took place on July 10, 2018. After plan proposals were made to the Independent Directors by the Ad Hoc Group and a group headed by QPGL (the “QP Group”) on the afternoon of July 12, 2018, the Independent Directors found themselves without sufficient time to fully evaluate the plan proposals. Rather than file either proposed plan, the Debtors elected to file a motion seeking further extension of the Exclusive Filing Period through July 31, 2018 and the Exclusive Solicitation Period through October 1, 2018 (the “July Exclusivity Extension Motion”). See Docket No. 445.22

Over the course of the Mediation, in addition to providing the Mediation Parties with the Debtors’ business plan, the Debtors supplied all of the Mediation Parties with a significant amount of information in response to diligence requests related to the business plan and plan negotiations. The Debtors also negotiated and entered into nondisclosure agreements with several potential financing providers, and provided those financing providers with extensive diligence materials. During an approximately three-month period, the Debtors and the Mediation Parties held all-hands sessions on ten (10) separate days. Though the substantive details of the robust negotiations and extensive discussions with the various parties engaged over the course of the Mediation are privileged and subject to nondisclosure requirements, the Mediation resulted in progressively more favorable plan proposals being put forth by both QPGL and its investment group, on the one hand, and the Ad Hoc Group, on the other. The competitive tension created by the participation of these groups resulted in improved recoveries for all creditors and a significantly improved post-reorganization balance sheet and capital structure for the Reorganized Debtors.

On July 31, 2018, the Debtors filed a motion seeking a further extension of (a) the Exclusive Filing Period through and including October 29, 2018 and (b) the Exclusive Solicitation Period through and including December 28, 2018 so that they may continue to work in good faith with the Ad Hoc Group and its advisors in prosecuting and seeking to consummate the Plan and each of the Restructuring Transactions contemplated in connection therewith. See Docket No. 449.

[21]	The Debtors cleansed material nonpublic information provided to the Mediation Parties on June 18, 2018 in a 6-K filed with the SEC.
[22]	The Debtors cleansed material nonpublic information provided to the Mediation Parties on July 17, 2018.

I.	Debtors File the Ad Hoc Group Plan and Disclosure Statement

In connection with their filing of the July Exclusivity Extension Motion, the Debtors proposed a schedule pursuant to which the Debtors would ultimately select a plan sponsored by either Ad Hoc Group or the QP Group. Pursuant to that schedule, the Ad Hoc Group and the QP Group were invited to submit final proposals for a plan of reorganization to the Independent Directors by July 20, 2018, and make live presentations to the Independent Directors and the Debtors’ advisors on July 23, 2018.

Following those presentations, the Independent Directors met from July 25–26, 2018, as they sought to determine which of the competing plan proposals to support. Ultimately, based on their determination that it provided a comprehensive restructuring of the Debtors’ balance sheet and a clear path toward a quick exit from chapter 11, the Independent Directors authorized the filing of the plan proposed by the Ad Hoc Group.

On July 31, 2018, the Debtors filed the plan proposed by the Ad Hoc Group (the “Ad Hoc Group Plan”) [Docket No. 450] and the disclosure statement in support of the Ad Hoc Group Plan [Docket No. 451].

J.	The QP Group Substantial Contribution Application

After the end of the initial mediation period expired, QPGL filed an application pursuant to sections 503(b)(3)(D) and 503(b)(4) of the Bankruptcy Code seeking payment of the reasonable professional fees and actual, necessary expenses incurred by QP Group [Docket No. 458] (the “QP Substantial Contribution Application”). A hearing on the QP Group Substantial Contribution Application was originally scheduled for September 18, 2018, but has since been adjourned sine die.

As set forth in greater detail in the QP Group Substantial Contribution Application, QPGL sought reimbursement of its and the other members of the QP Group’s fees and expenses because of their substantial contribution in these Chapter 11 Cases. QPGL argued that the Debtors and all parties in interest are in a substantially better position as a direct result of the QP Group’s involvement in these Chapter 11 Cases, and the direct pecuniary benefits to the estates vastly exceed the amount of fees and expenses for which QPGL sought pursuant to the QP Group Substantial Contribution Application.

Under the Global Settlement, the Debtors have agreed to pay the reasonable fees and out-of-pocket expenses of QPGL and the other members of the QP Group for the period of the Chapter 11 Cases, subject to a total cap of $13.0 million in the aggregate. The Debtors recognize the substantial benefits provided by QPGL and believe that agreeing to pay the fees and expenses as part of the Global Settlement is reasonable, avoids litigation, and is appropriate.

K.	Global Settlement Reached

After a hearing on August 9, 2018, the Bankruptcy Court ordered the Ad Hoc Group, the QP Group, and the Debtors to returned to Mediation pursuant to the Order (I) Establishing Terms for Further Plan Mediation and (II) Establishing Certain Hearing Dates [Docket No. 482] entered on August 10, 2018. Additional mediation sessions were scheduled for August 14–16, 2018, during which the parties continued to negotiate the terms of a consensual chapter 11 plan.

After robust negotiations, the Debtors, the Ad Hoc Group, and the QP Group achieved that consensus on August 15, 2018. The result was the parties’ execution of the Global Settlement Term Sheet, dated as of August 15, 2018 (the “Global Settlement”) sets forth the terms of a global settlement of disputes among the parties relating to the Restructuring. The consensual restructuring, which is embodied in the Plan, provides for a substantially similar framework as the Ad Hoc Group Plan, but permits QPGL and its designees to participate in certain aspects of the Restructuring Transactions through new money investments, including the QP Private Placement. The Independent Directors approved the Debtors’ entry into the Global Settlement on August 16, 2018.

The Plan and other transaction documents incorporate and implement the Global Settlement pursuant to section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019. Bankruptcy Rule 9019 provides that, “[o]n motion by the trustee, after notice and a hearing, the court may approve a compromise or settlement.” Fed. R. Bankr. P. 9019. When considering whether to approve a settlement, courts in this jurisdiction generally “canvass the issues and see whether the settlement falls below the lowest point in the range of reasonableness.” In re Adelphia Commc’ns Corp., 368 B.R. 140, 239 (Bankr. S.D.N.Y. 2007). As the Debtors intend to demonstrate at the Confirmation Hearing, the Plan and settlement and compromises incorporated therein, including the Global Settlement, satisfy this standard. The Global Settlement avoids potential time-consuming and expensive litigation over numerous issues, because the Mediation already resulted in substantially improved terms for the recapitalization of the Debtors’ business. The Debtors believe that further competition between the Ad Hoc Group and QPGL would have been value-destructive.

L.	Plan Support Agreement[23]

The Plan Support Agreement, which was entered into by the Debtors and the Plan Support Parties on [            ], 2018, provides for certain commitments from each of the parties, with the goal of providing the Debtors with an efficient, expedient exit from chapter 11 in exchange for certain benefits under the Global Settlement.

[23]	In the event of any inconsistency between the summary contained herein and the terms of the Plan Support Agreement, the terms of the Plan Support Agreement are controlling.

1. Commitments Under the Plan Support Agreement

Specifically, pursuant to the Plan Support Agreement, each member of the Ad Hoc Group, among other terms, will commit to (i) vote each of its Claims/Interests to accept the Plan; (ii) elect to opt into the releases set forth in the Plan; and (iii) not change, withdraw, amend, or revoke (or cause to be changed, withdrawn, amended, or revoked) any vote or election described above; provided that the Plan Support Agreement has not been terminated.

Under the Plan Support Agreement and among other terms, QPGL will commit to (i) support the Restructuring Transactions and vote and exercise any powers or rights available to it in favor of any matter requiring approval to the extent necessary to implement the Restructuring Transactions; (ii) use commercially reasonable efforts to cooperate with and assist the Debtors in obtaining additional support for the Restructuring Transactions from the Debtors’ other stakeholders; (iii) negotiate in good faith and use commercially reasonable efforts to execute and implement certain documents effectuating the Restructuring Transactions (including the Plan, the Confirmation Order, and the Equity Commitment Agreement) to which it is required to be a party; and (iv) take (or refrain from taking) such other actions that are necessary to effectuate the terms of the Global Settlement. Pursuant to the Global Settlement, QPGL and/or one or more of its designees will place orders for $100.0 million of each of the New First Lien Notes and New Second Lien PIK Toggle Notes and invest $50.0 million pursuant to the QP Private Placement.

Under the Plan Support Agreement, the Debtors have, among other things, committed to (i) support and take all steps reasonably necessary and desirable to consummate the Restructuring Transactions; (ii) make commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Restructuring Transactions; (iii) make commercially reasonable efforts to actively oppose and object to the efforts of any person seeking to object to, delay, impede, or take any other action to interfere with the acceptance, implementation, or consummation of the Restructuring Transactions; (iv) notify the Plan Support Parties if they receive any Alternative Restructuring Proposals; (v) consult with the advisors to the Plan Support Parties regarding the implementation of the Restructuring Transactions; (vi) make commercially reasonable efforts to operate their business in the ordinary course, taking into account the Restructuring Transactions; (vii) provide in the Plan and seek approval in connection with confirmation of the Plan for the allowance as administrative priority expenses and payment in full in cash on the Effective Date (or as soon thereafter as practicable) all reasonable and documented fees and out-of-pocket expenses of QPGL and the other members of the QP Group incurred during the Chapter 11 Cases, subject to a cap of $13.0 million in the aggregate; and (viii) confer with the Ad Hoc Group and their advisors to determine which executory contracts and unexpired leases, if any, shall be included in the Schedule of Rejected Executory Contracts or Unexpired Leases filed with the Plan Supplement. The Debtors will also commit to not (a) object to or otherwise commence any proceeding opposing any of the terms of the Plan Support Agreement; (b) take any action that is inconsistent in any material respect with the implementation and consummation of the Restructuring Transactions; (iii) modify the Plan, in whole or in part, in a manner that is not consistent with the Plan Support Agreement in all material respects; (iv) file any motion, pleading, or documents necessary to effectuate the Restructuring Transactions with the Bankruptcy Court that, in whole or in part, is not materially consistent with the Plan Support Agreement; or (v) solicit, initiate, encourage, or induce Alternative Restructuring Proposals.

2. Milestones in the Plan Support Agreement24

Among the Termination Events (as defined therein) set forth in the Plan Support Agreement, the Plan Support Agreement contemplates that the Debtors will achieve certain milestones (the “Milestones”) over the remainder of these Chapter 11 Cases. These Milestones are also termination events under the DIP Facility. Specifically, the Milestones permitting the termination of the Plan Support Agreement by the members of the Ad Hoc Group include:25

(a) the failure by the Debtors to file a motion seeking approval of the Rights Offering and Private Placement Procedures on or before September 4, 2018;

(b) provided that the Debtors have not entered into an Alternative DIP Proposal, the failure by the Debtors to have filed a motion seeking approval of the DIP Financing on or before August 28, 2018;

(c) the Bankruptcy Court shall not have entered an order approving the New Second Lien PIK Toggle Notes Commitment Agreement on or before September 7, 2018;

(d) the Bankruptcy Court shall not have entered an order approving the Equity Commitment Agreement on or before September 21, 2018;

(e) the Bankruptcy Court shall not have entered an order approving the Rights Offering and Private Placement Procedures on or before September 21, 2018;

(f) the Bankruptcy Court shall not have entered an order approving the Solicitation Materials on or before September 21, 2018;

[24]	Capitalized terms in this section not otherwise defined shall have the meanings ascribed to them in the Plan Support Agreement.
[25]	There are a number of terms used in the Milestones that are not separately defined in this DS – should these be defined?

(g) provided that the Debtors have not entered into an Alternative DIP Proposal, the Bankruptcy Court shall not have entered an order approving the DIP Financing on or before September 21, 2018;

(h) the Bankruptcy Court shall not have entered an order confirming the Plan on or before October 31, 2018; and

(i) the Effective Date of the Plan shall not have occurred on or before November 30, 2018.

3. Debtors’ Termination Events

Among others terms, the Debtors may terminate their obligations under the Plan Support Agreement as to the Ad Hoc Group if (i) a breach by one or more members of the Ad Hoc Group renders consummation of the Restructuring Transactions impracticable in the Debtors’ good faith and reasonable determination; (ii) the Independent Directors determine that proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of their fiduciary duties or applicable laws; (iii) any governmental authority issues a final, non-appealable ruling that enjoins the consummation of the Restructuring Transactions; (iv) the Company shall not have raised $1.5 billion pursuant to the Exit Financing Transactions on or before November 30, 2018; (v) the Equity Commitment Agreement or the New Second Lien PIK Toggle Notes Commitment Agreement shall have terminated according to its terms; or (vi) the Court enters a non-appealable order denying confirmation of the Plan.

Among others, the Debtors may terminate their obligations under the Plan Support Agreement as to QPGL if (i) a breach by QPGL renders consummation of the Restructuring Transactions impracticable in the Debtors’ good faith and reasonable determination; (ii) the Independent Directors determine that proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of their fiduciary duties or applicable laws; (iii) any governmental authority issues a final, non-appealable ruling that enjoins the consummation of the Restructuring Transactions; (iv) the Equity Commitment Agreement shall have terminated according to its terms; or (v) the Court enters a non-appealable order denying confirmation of the Plan.

M.	Exit Financing Commitment Agreements and Marketing of Exit Financing

As described above, the proceeds the Debtors receive upon the issuance of the New Notes are necessary for the Debtors to consummate the Restructuring Transactions described in the Plan and assure adequate working capital post-emergence. The entry by the Debtors into certain agreements during the course of the Chapter 11 Cases ensured that $1.0 billion of financing was committed and would be available to fund the Restructuring Transactions under the Plan.

1. Notes Offering Commitment Documents

To induce the Initial Purchaser into the commitment to purchase and market the New First Lien Notes, the Debtors entered into that certain Commitment Letter (the “Commitment Letter”) by and between PDSA and the Initial Purchaser to, among other things, (i) arrange the New First Lien Notes in the aggregate principal amount of not less than $700.0 million, and (ii) execute and deliver a notes purchase agreement to purchase up to $700.0 million in aggregate principal amount of New First Lien Notes, in each case on the terms and subject to the conditions specified therein. The Debtors also entered into that certain Fee Letter (the “Fee Letter,” and together with the Commitment Letter, the “Commitment Documents”) by and between the Initial Purchaser and PDSA relating to the payment of certain premiums, fees, costs, and expenses relating to the Commitment Letter.

Pursuant to the Motion of the Debtors and Debtors in Possession for Entry of an Order (I) Authorizing the Debtors to (A) Enter Into Exit Financing Commitment Letter and Related Agreements and (B) Incur and Pay Certain Related Fees and/or Premiums, Indemnities, Costs, and Expenses; and (II) Granting Related Relief [Docket No. 481] (the “Commitment Documents Approval Motion”), on August 10, 2018, the Debtors sought authorization to enter into the Commitment Documents. The Court entered an order approving the relief requested in the Commitment Documents Approval Motion on August 23, 2018 [Docket No. 518] (the “Commitment Letter Order”). As part of the Commitment Letter Order, the Initial Purchaser agreed to reduce the fees associated with its marketing and commitment of the New First Lien Notes with respect to the $100.0 million of such notes to be ordered by QPGL or its designees.

Pursuant to the Commitment Documents, the Initial Purchaser agreed to act as exclusive bookrunning managing initial purchaser with respect to the New Notes, committed to purchase up to $700.0 million of New First Lien Notes, and agreed to market both the New First Lien Notes and the New Second Lien PIK Toggle Notes. The Debtors believe the exit financings provided by the Initial Purchaser are the most attractive option relative to the proposals the Debtors received that permit the Debtors to obtain committed first lien financing and to approach the market for second lien financing on an uncommitted basis in connection with the funding of the Plan.

Among the relief requested in the Commitment Documents Motion, the Debtors sought authority to (a) pay Commitment Premiums and arranging fees and (b) fund additional amounts into escrow for (i) accrued interest on the applicable series of New Notes during the escrow period, and (ii) all fees and expenses (if required) of the applicable escrow agent (collectively, the “Exit Facility Costs”), as further described in the Commitment Documents. The payment of the Exit Facility Costs was necessary to ensure the Debtors would receive $700.0 million of fully committed first lien exit financing—proceeds that are necessary to consummate the Plan.

2. New Second Lien PIK Toggle Notes Commitment Agreement

The New Second Lien PIK Toggle Notes Commitment Parties and PDSA entered into the New Second Lien PIK Toggle Notes Commitment Agreement on August 24, 2018, pursuant to which the New Second Lien PIK Toggle Notes Commitment Parties, severally and not jointly, agreed to purchase New Second Lien PIK Toggle Notes if not otherwise sold, subject to the terms and conditions set forth therein. Under the New Second Lien PIK Toggle Notes Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Parties, severally and not jointly, agreed to purchase their respective commitment percentage of the New Second Lien Commitment.

Subject to the terms and conditions set forth in the New Second Lien PIK Toggle Notes Commitment Agreement, in exchange for providing the New Second Lien Commitment, each of the New Second Lien PIK Toggle Notes Commitment Parties or their designees will receive their respective pro rata share of the New Second Lien PIK Toggle Notes Commitment Premium equal to 8.0% of the aggregate amount of New Second Lien Commitment. Subject to the terms and conditions set forth in the New Second Lien PIK Toggle Notes Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Premium was fully earned upon entry of the order approving the New Second Lien PIK Toggle Notes Commitment Agreement. The New Second Lien PIK Toggle Notes Commitment Premium will be an Allowed Administrative Claim against PDSA that will be paid either in the form of New Second Lien PIK Toggle Notes, if the Plan is consummated as contemplated in the Plan Support Agreement, or in the form of Cash in the amount of $24.0 million (8.0% of the $300.0 million New Second Lien PIK Toggle Notes Commitment), if the New Second Lien PIK Toggle Notes Commitment is terminated for certain reasons specified in the New Second Lien PIK Toggle Notes Commitment Agreement.

The New Second Lien PIK Toggle Notes Commitment Parties will not be entitled to transfer all or any portion of their commitments except as expressly provided in the New Second Lien PIK Toggle Notes Commitment Agreement.

3. Marketing of the New Notes

Following the decision to file the Ad Hoc Group Plan, the Debtors have moved quickly to enter into the Commitment Documents in order to take advantage of the current conditions in the financial markets and market the New Notes to third parties.

Following entry of an order approving the DIP Motion (which will allow the Debtors to fund the Exit Facility Costs), the Debtors expect for the Escrow Vehicles to be funded by the proceeds of the New Notes on or around [            ], 2018. The funds associated with the issuance of the New Notes will remain in the Escrow Vehicles, subject to the terms of certain Escrow Vehicle Arrangements (as defined in the Commitment Documents Approval Motion) until the Effective Date, when such funds will be used to consummate the Restructuring Transactions.

To assist with the marketing of the New Notes, QPGL and/or one or more of its designees will place orders with the Initial Purchaser for $100.0 million of each of the New First Lien Notes and New Second Lien PIK Toggle Notes.

N.	Equity Commitment Agreement and Procedures[26]

1. Equity Commitment Agreement

Under the terms of the Equity Commitment Agreement, the Equity Commitment Parties, severally and not jointly, have agreed to purchase their respective Commitment Percentages (as defined in the Equity Commitment Agreement) of any New Common Shares (i) offered pursuant to the Rights Offering that are not duly subscribed for in the Rights Offering and (ii) issued pursuant to the Private Placements. The backstop by the Equity Commitment Parties of the $500.0 million Equity Issuance is a vital component of the Exit Financing Transactions that ensures the Debtors will have the necessary liquidity to consummate the Restructuring Transactions and emerge from chapter 11 with ample liquidity and a well-capitalized balance sheet.

In addition, pursuant to and in accordance with the terms of the Equity Commitment Agreement, the Reserve Parties will also be obligated to purchase 12.8% of New Common Shares on the Effective Date for $100.0 million pursuant to the AHG Private Placement. Further, pursuant to and in accordance with the terms of the Equity Commitment Agreement, QPGL will be obligated to purchase 6.4% of New Common Shares on the Effective Date for $50.0 million pursuant to the QPGL Private Placement. All New Common Shares issued to the Private Placement Parties pursuant to the Private Placements will be issued in reliance upon the exemption from registration under the Securities Act provided by section 4(a)(2) thereof and/or Regulation D or Regulation S promulgated thereunder. The New Common Shares offered as part of the Rights Offering and the Private Placements will be offered at identical discounts to plan value.

Subject to the terms and conditions set forth in the Equity Commitment Agreement, in exchange for providing the Equity Commitment, the Equity Commitment Parties will receive the Equity Commitment Premium, which will be payable in New Common Shares or in certain circumstances, in Cash. Subject to the terms and conditions of the Equity Commitment Agreement, the Equity Commitment Premium was deemed fully earned upon entry into the Equity Commitment Agreement. The Equity Commitment Premium will represent 5.1% of the New Common Shares outstanding as of the Effective Date (subject to dilution by the new equity issued pursuant to the Management Incentive Plan) and will be an Allowed Administrative

[26]	References in this Section III.N to QPGL shall also include an “Affiliate Transferee” (as defined in the Equity Commitment Agreement).

Claim against PDSA that will be paid either in the form of New Common Shares at the Equity Purchase Price, if the Plan is consummated as contemplated in the Plan Support Agreement, or in Cash in the amount of $40.0 million (8.0% of the $500.0 million Equity Commitment), if the Equity Commitment Agreement is terminated by the Equity Commitment Parties for certain reasons specified in the Equity Commitment Agreement.

All New Common Shares issued to the Equity Commitment Parties pursuant to the Equity Commitment Agreement in respect of their Equity Commitment will be issued in reliance upon the exemption from registration under the Securities Act provided by section 4(a)(2) thereof and/or Regulation D promulgated thereunder. Equity Commitment Parties will not be entitled to transfer all or any portion of their commitments except as expressly provided in the Equity Commitment Agreement.

2. Rights Offering Procedures27

Contemporaneously with filing this Disclosure Statement, the Debtors are filing a motion (the “Rights Offering Procedures Motion”) seeking approval of procedures for conducting the Rights Offering and the Private Placements, which will be considered by the Court at the Disclosure Statement hearing. The $350.0 million Rights Offering will be conducted in reliance upon the exemptions from registration under section 1145 of the Bankruptcy Code or Section 4(a)(2) of the Securities Act. All Eligible Holders28 of Term Loan B Claims, 2020 Notes Claims, and 2017 Claims (each, an “Applicable Claim”) are eligible to receive Rights Offering Subscription Rights.

Subject to the terms and conditions set forth in the Plan, the Rights Offering Procedures, the form to be used for exercising the Rights Offering Subscription Rights (the “Subscription Form”), and the agreement setting forth the terms and conditions of subscription (the “Subscription Agreement”), each Eligible Holder of an Applicable Claim is entitled to subscribe for up to its Pro Rata Portion (as defined in the Rights Offering Procedures) of the New Common Shares to be issued pursuant to the Rights Offering at a purchase price of $[            ] per New Common Share (the “Purchase Price”). There will be no oversubscription rights in the Rights Offering. Any New Common Shares that are unsubscribed by Eligible Holders pursuant to the Rights Offering will not be offered to other Eligible Holders but will be purchased by the applicable Equity Commitment Parties in accordance with the Equity Commitment Agreement. Subject

[27]	In the event of any inconsistency between the summary contained herein and the terms of the Rights Offering Procedures, the terms of the Rights Offering Procedures are controlling.
[28]

An “Eligible Holder” means a holder of an Applicable Claim during the period beginning on September 19, 2018 (the “Subscription Commencement Date”) and ending at 5:00 p.m. New York City time on October 17, 2018 (the “Subscription Expiration Deadline”) that is (a) in the United States or (b) outside the United States and is both a Qualified Investor and a Relevant Person (each as defined in the Rights Offering Procedures).

to the terms and conditions of the Equity Commitment Agreement, each Equity Commitment Party and Reserve Party is obligated to exercise all applicable Subscription Rights that are held by it as of the Subscription Expiration Deadline and to purchase its Pro Rata Portion of the applicable New Common Shares pursuant to the Rights Offering.

Pursuant to the Rights Offering Procedures, an Applicable Claim and related Rights Offering Subscription Rights will transfer together as a unit with the underlying Applicable Claim in respect of which such Rights Offering Subscription Rights were issued, subject to any limitations that would be applicable to the transferability of the Applicable Claims. The Rights Offering Subscription Rights will not be detachable from the underlying Applicable Claims and may not be Transferred (as defined in the Rights Offering Procedures) separately from the underlying Applicable Claims.

To exercise the Rights Offering Subscription Rights, an Eligible Holder must complete and return to the Rights Offering Subscription Agent (as defined in the Equity Commitment Agreement) a Subscription Form (with accompanying IRS Form W-9 or appropriate IRS Form W-8, as applicable) and a Subscription Agreement and pay the Purchase Price for the New Common Shares for which it subscribes (a) in the case of an Eligible Holder that is not a Equity Commitment Party by the Subscription Expiration Deadline and (b) in the case of an Eligible Holder that is a Equity Commitment Party, no later than the deadline specified in a written notice delivered by the Debtors to the Equity Commitment Parties in according with the Equity Commitment Agreement. In the case of the 2020 Notes Claims and the 2017 Notes Claims (collectively, the “Notes Claims”), Eligible Holders must also electronically deliver for cancellation the respective notes underlying the Notes Claims to the Subscription Agent in accordance with the procedures of DTC or other applicable depository prior to the Subscription Expiration Deadline.

O.	Debtor-in-Possession Financing[29]

Pursuant to the terms of the Commitment Documents, the Debtors expect to fund amounts to cover certain Exit Facility Costs in the Escrow Vehicles and to pay certain amounts to the Initial Purchaser in connection with the issuance of the New Notes. In addition, the Debtors also expect to enter into a new drilling contract in Nigeria for the Pacific Bora prior to their emergence from chapter 11 that requires the Debtors to obtain a temporary importation bond (the “Import Bond”) in favor of the Nigerian Customs Service (the “NCS”) from a bank approved by NCS. In order to issue the Import Bond, and based on the Chapter 11 Cases, all of the NCS-approved banks contacted by the Debtors requested cash collateral in the full amount of the Import Bond held in an account at such bank (i.e., in Nigeria) or a letter of credit issued by an international bank. Accordingly, the Debtors expect to post approximately $28 million in cash collateral to secure the Import Bond or a letter of credit upon their entry into the new contract.

[29]	In the event of any inconsistency between the summary contained herein and the terms of the DIP Credit Agreement, the terms of the DIP Credit Agreement are controlling.

Without access to the Ship Group B Restricted Cash, the Debtors project that they will not have sufficient liquidity to make the payments associated with the issuance of the New Notes or to cash collateralize the Import Bond while maintaining targeted working capital to fund their operations through the Effective Date. As such, on August 28, 2018, the Debtors filed the DIP Motion seeking approval of an $85 million Debtor-in-Possession financing facility (the “DIP Facility”) pursuant to that certain Superpriority Secured Debtor-in-Possession Term Loan Agreement (as amended, supplemented, or otherwise modified from time to time, the “DIP Credit Agreement”) with Wilmington Trust, National Association as administrative agent and collateral agent, and with certain members of the Ad Hoc Group acting as lenders thereunder (collectively, the “DIP Lenders”). Pursuant to the DIP Motion, on August 28, 2018, the Debtors sought authorization to enter into the DIP Credit Agreement. A hearing date to approve the relief requested in the DIP Motion has been set for September 18, 2018.

As described in the DIP Motion, the DIP Facility is favorably priced and was negotiated in good faith and at arm’s length. As collateral, the Debtors agreed to permit valid, binding, continuing, enforceable, fully-perfected, non-avoidable, automatically and properly perfected first priority senior priming lien on, and security interest in (such liens and security interests, the “DIP Liens”), (a) any and all unencumbered assets, whether now owned or hereafter acquired or existing and wherever located, of each Debtor and each Debtor’s “estate” (as created pursuant to Bankruptcy Code section 541(a)); (b) the 2017 Notes Prepetition Collateral; and (c) the Prepetition Shared Collateral ((a) through (c), collectively, the “DIP Collateral”), in each case subject to the Priority Waterfall attached to the DIP Motion. The DIP Facility matures on the earliest to occur of (i) the Termination Date (as defined in the Proposed DIP Order) and (ii) the Maturity Date (as defined in the DIP Credit Agreement.

Pursuant to the DIP Credit Agreement, the Debtors must provide the DIP Lenders with a 13-week budget, a weekly variance report, and a weekly update of the cash balance at the Pool Leader, though no termination events are linked to the Debtors’ performance in these reports. The events of default under the DIP Facility are consistent with other debtor-in-possession financings of this type, and include failure to meet the Milestones.

As described herein, the Debtors intend to repay the DIP Facility in full, in cash, on the Effective Date from the proceeds of the Exit Financing Transactions.

IV. SUMMARY OF THE PLAN OF REORGANIZATION

The statements contained in this Disclosure Statement include summaries of the provisions contained in the Plan, a copy of which is annexed hereto as Appendix A, and in the documents referred to therein. The statements contained in this Disclosure Statement do not purport to be precise or complete statements of all the terms and provisions of the Plan or the documents referred to therein, and reference is made to the Plan and to such documents for the full and complete statements of such terms and provisions. The Plan itself and the documents referred to therein control the actual treatment of Claims against and Interests in the Debtors under the Plan and will, upon the Effective Date, be binding upon all Holders of Claims against and Interests in the Debtors and their estates, the Reorganized Debtors, and other parties in interest. In the event of any conflict between this Disclosure Statement, on the one hand, and the Plan or any other operative document, on the other hand, the terms of the Plan or such other operative document, as applicable, are controlling.

A.	Overview of Chapter 11

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize or liquidate its business for the benefit of itself, its creditors, and its interest holders. Another goal of chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated interest holders with respect to the distribution of a debtor’s assets. The commencement of a chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

The consummation of a plan is the principal objective of a chapter 11 case. The plan sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan by the Bankruptcy Court makes that plan binding upon the debtor and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (1) holds a claim or interest that is impaired under the plan, (2) has voted to accept or reject the plan, or (3) receives or retains any property under the plan.

In general, a chapter 11 plan divides claims and equity interests into separate classes, specifies the property that each class is to receive under the plan, and contains other provisions necessary to implement the plan. Under the Bankruptcy Code, “claims” and “equity interests,” rather than “creditors” and “equity holders,” are classified because creditors and equity holders may hold claims and equity interests in more than one class. Statements as to the rationale underlying the treatment of Claims and Interests under the Plan are not intended to, and will not, waive, compromise, or limit any rights, claims, or causes of action in the event the Plan is not confirmed.

B.	Plan Supplement

The Debtors will file the Plan Supplement no later than seven (7) days prior to the Voting Deadline, which date may be modified by agreement between the Debtors and the Required Consenting Creditors. The Plan Supplement consists of the compilation of documents and forms of documents, schedules, and exhibits to the Plan. The Plan Supplement may be altered, amended, modified, or supplemented from time to time in accordance with the terms of the Plan and in accordance with the Bankruptcy Code and the Bankruptcy Rules.

C.	Classification of Claims and Interests

One of the key concepts under the Bankruptcy Code is that only claims that are “allowed” may receive distributions under a chapter 11 plan. This term is used throughout the Plan and the descriptions below. In general, an “allowed” claim or an “allowed” equity interest simply means that the debtor agrees, or in the event of a dispute, that the bankruptcy court determines, that the claim or equity interest, and the amount thereof, is in fact a valid obligation of the debtor. Section 502(a) of the Bankruptcy Code provides that a timely-filed claim or equity interest is automatically “allowed” unless the debtor or other party in interest objects. However, section 502(b) of the Bankruptcy Code specifies that certain claims may not be “allowed” in bankruptcy even if a proof of claim is filed. These include, but are not limited to, claims that are unenforceable under the governing agreement between a debtor and the claimant or under applicable nonbankruptcy law, claims for unmatured interest, property tax claims in excess of the debtor’s equity in the property, claims for services that exceed their reasonable value, real property lease and employment contract rejection damages in excess of specified amounts, late-filed claims, and contingent claims for contribution and reimbursement. In addition, Bankruptcy Rule 3003(c)(2) prohibits the allowance of any claim or equity interest that either is not listed on the debtor’s schedules or is listed as disputed, contingent, or unliquidated, if the holder has not filed a proof of claim or equity interest before the established deadline.

The Bankruptcy Code requires, for purposes of treatment and voting, that a chapter 11 plan divide the different claims against, and equity interests in, the debtor into separate classes based upon their legal nature. Claims of a substantially similar legal nature are not necessarily classified together, nor are equity interests of a substantially similar legal nature necessarily classified together. Because an entity may hold multiple claims and/or equity interests which give rise to different legal rights, the “claims” and “equity interests” themselves, rather than their holders, are classified.

Under a chapter 11 plan, the separate classes of claims and equity interests must be designated either as “impaired” (affected by the plan) or “unimpaired” (unaffected by the plan). If a class of claims is “impaired,” the Bankruptcy Code affords certain rights to the holders of such claims, such as the right to vote on the Plan, and the right to receive, under the chapter 11 plan, no less value than the holder would receive if the debtor were liquidated in a case under chapter 7 of the Bankruptcy Code. Under section 1124 of the Bankruptcy Code, a class of claims or interests is “impaired” unless the Plan (1) does not alter the legal, equitable, and contractual rights of the holders, or (2) irrespective of the holders’ acceleration rights, cures all defaults (other than those arising from the debtor’s insolvency, the commencement of the case, or nonperformance of a nonmonetary obligation), reinstates the maturity of the claims or interests in the class, compensates the holders for actual damages incurred as a result of their reasonable reliance upon any acceleration rights, and does not otherwise alter their legal, equitable, and contractual rights.

Pursuant to section 1126(f) of the Bankruptcy Code, holders of unimpaired claims or interests are “conclusively presumed” to have accepted a plan. Accordingly, their votes are not solicited. Under the Plan, the following classes are Unimpaired, and therefore, the Holders of such Claims are “conclusively presumed” to have voted to accept the Plan: Classes 1A–1E (Secured Tax Claims); Classes 2A–2E (Other Secured Claims); Classes 3A–3E (Other Priority Claims); Class 4A (RCF Claims); Class 5B (SSCF Claims); Classes 7A–7E (General Unsecured Claims); Classes 9A–9E (Intercompany Claims); and Classes 11A, 11B, 11C, and 11E (Intercompany Interests). Under certain circumstances, a class of claims or equity interests may be deemed to reject a plan. For example, a class is deemed to reject a plan under section 1126(g) of the Bankruptcy Code if the holders of claims or equity interests in such class do not receive or retain property under the plan on account of their claims or equity interests. Under the Plan, the following classes will not receive any recovery on account of their Claims or Interests, and therefore, the Holders of such Claims or Interests are “conclusively presumed” to have voted to reject the Plan: Classes 8A–8E (Section 510(b) Claims) and Class 10D (PDSA Interests).

Conversely, Class 6A(i) (Term Loan B Claims), Class 6A(ii) (2020 Notes Claims), and Class 6C (2017 Notes Claims), are Impaired under the Plan and not deemed to reject pursuant to 1126(g) of the Bankruptcy Code. Therefore, the Holders with respect thereto are entitled to vote to accept or reject the Plan.

1. Treatment of Unclassified Claims

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, DIP Facility Claims, Priority Tax Claims, and Professional Fee Claims are not classified and are not entitled to vote on the Plan.

(a) Administrative Claims

Administrative Claims are the actual and necessary costs and expenses of administration during the Chapter 11 Cases pursuant to sections 328, 330, 363, 364(c)(1), 365, 503(b) or 507(a)(2) of the Bankruptcy Code. Unless the Holder of an Allowed Administrative Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the later of (a) the Effective Date, (b) the date on which an Administrative Claim becomes an Allowed Administrative Claim, or (c) the date on which an Allowed Administrative Claim becomes payable under any agreement relating thereto, each Holder of such Allowed Administrative Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Administrative Claim, Cash equal to the unpaid portion of such Allowed Administrative Claim.

(b) DIP Facility Claims

Each Holder of an Allowed DIP Facility Claim, on or as soon as reasonably practicable after the Effective Date, shall receive, in full satisfaction, release, settlement, and discharge of such Allowed DIP Facility Claim, payment in full in Cash from the proceeds of the Exit Financing Transactions.

(c) Priority Tax Claims

The legal and equitable rights of the Holders of Priority Tax Claims are Unimpaired by the Plan. Unless the Holder of an Allowed Priority Tax Claim agrees to less favorable treatment, on the Effective Date, each Holder of an Allowed Priority Tax Claim shall have such Claim Reinstated.

(d) Professional Fee Claims

Professionals shall submit final fee applications seeking approval of all Professional Fee Claims no later than sixty (60) days after the Effective Date. These applications remain subject to Bankruptcy Court approval under the standards established by the Bankruptcy Code, including the requirements of sections 327, 328, 330, 331, 363, 503(b), and 1103 of the Bankruptcy Code, as applicable. Payments to Professionals shall be made upon entry of an order approving such Professional Fee Claims.

The Reorganized Debtors are authorized to pay compensation for services rendered or reimbursement of expenses incurred after the Effective Date in the ordinary course without the need for Bankruptcy Court Approval.

On the Effective Date, the Debtors or the Reorganized Debtors will establish and fund the Professional Fee Escrow with Cash equal to the Professional Fee Escrow Amount.

2. Classification and Treatment of Claims and Interests

A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes. A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Effective Date. Subject to the payment of Professional Fees and any other joint and several obligations of the Debtors, each Debtor shall be responsible for satisfying the Claims and Administrative Claims against and Interests in such Debtor from such Debtor’s assets.

For administrative convenience, the Plan organizes the Debtors into five (5) Debtor Groups and assigns a letter to each Debtor and a number to each Class of Claims against or Interests in each Debtor in each Debtor Group. Notwithstanding this organizing principle, the Plan is a separate plan of reorganization for each Debtor. Claims against or Interests in a Debtor belonging to a Debtor Group consisting of more than one Debtor shall be deemed to be classified in a single Class for all purposes under the Bankruptcy Code, including voting. To the extent that a Holder has a Claim that may be asserted against more than one Debtor in a Debtor Group, the vote of such Holder in connection with such Claims shall be counted as a vote of such Claim against each Debtor in such Debtor Group. For consistency, similarly designated Classes of Claims and Interests are assigned the same number across each of the Debtor Groups. Any non-sequential enumeration of the Classes is intentional to maintain consistency.

Debtor Groups A through C correspond to Ship Groups A through C, which as discussed in Section E, each have different collateral. Debtor Group D consists of PDSA, an obligor under or guarantor of all of the Prepetition Debt. Debtor Group E consists of the remaining Debtor entities.

Letter	Debtor Group
A	Pacific Drilling, Inc.; Pacific Drilling Finance S.à r.l.; Pacific Drilling Limited; Pacific Drillship S.à r.l.; Pacific Scirocco Ltd.; Pacific Bora Ltd.; Pacific Mistral Ltd.; Pacific Santa Ana (Gibraltar) Limited; Pacific Santa Ana S.à r.l.; and Pacific Drillship Nigeria Limited

B	Pacific Sharav S.à r.l.; Pacific Drilling VII Limited; and Pacific Drilling Operations, Inc.

C	Pacific Drillship (Gibraltar) Limited and PDV

D	PDSA

E	Pacific Drilling Operations Ltd.; Pacific Drilling LLC; Pacific Drilling Services Inc.; Pacific Sharav Kft; Pacific Drilling VIII Limited; and PDGL

The following table designates the Classes of Claims against and Interests in the Debtors and specifies which of those Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code and (c) deemed to accept or reject the Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Section 3.2 of the Plan. All of the potential Classes for the Debtors are set forth in the Plan. Certain of the Debtors may not have Holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Section 4.4 of the Plan.

Class(es)	Designation	Impairment	Entitled to Vote
Classes 1A – 1E	Secured Tax Claims	Unimpaired	No (deemed to accept)

Classes 2A – 2E	Other Secured Claims	Unimpaired	No (deemed to accept)

Classes 3A – 3E	Other Priority Claims	Unimpaired	No (deemed to accept)

Class 4A	RCF Claims	Unimpaired	No (deemed to accept)

Class 5B	SSCF Claims	Unimpaired	No (deemed to accept)

Class 6A(i)	Term Loan B Claims	Impaired	Yes

Class 6A(ii)	2020 Notes Claims	Impaired	Yes

Class 6C	2017 Notes Claims	Impaired	Yes

Classes 7A – 7E	General Unsecured Claims	Unimpaired	No (deemed to accept)

Classes 8A – 8E	Section 510 (b) Claims	Impaired	No (deemed to reject)

Classes 9A – 9E	Intercompany Claims	Unimpaired/ Impaired	No (deemed to accept)/ No (deemed to reject)

Class 10D	PDSA Interests	Impaired	No (deemed to reject)

Classes 11A, 11B, 11C, 11E	Intercompany Interests	Unimpaired/ Impaired	No (deemed to accept)/ No (deemed to reject)

3. Treatment of Classes

(a) Classes 1A through 1E – Secured Tax Claims

(i) Claims in Class: Classes 1A, 1B, 1C, 1D, and 1E consist of all Secured Tax Claims.

(ii) Treatment: Except to the extent that a Holder of an Allowed Secured Tax Claim agrees to less favorable treatment, each Holder of an Allowed Secured Tax Claim shall receive, on account of and in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Secured Tax Claim and any Lien securing such Claim, Cash in the amount of such Allowed Secured Tax Claim: (x) on or as soon as reasonably practicable after, the later of (1) the Effective Date and (2) the date on which such Secured Tax Claim becomes an Allowed Secured Tax Claim; or (y) in regular payments in equal installments over a period of time not to exceed five (5) years after the Petition Date with interest at a rate determined in accordance with section 511 of the Bankruptcy Code; provided, that the first such regular payment shall represent a percentage recovery at least equal to that expected to be received by the most favored Holders of Allowed General Unsecured Claims; provided, further, that the Reorganized Debtors may prepay the entire amount of the Allowed Secured Tax Claim at any time in their sole discretion. All Allowed Secured Tax Claims that are not due and payable on or before the Effective Date shall be paid by the Reorganized Debtors when such Claims become due and payable in the ordinary course of business in accordance with the terms thereof.

(iii) Voting: Claims in Classes 1A, 1B, 1C, 1D, and 1E are Unimpaired, and the Holders of Allowed Secured Tax Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Secured Tax Claims are not entitled to vote to accept or reject the Plan.

(b) Classes 2A through 2E – Other Secured Claims

(i) Claims in Class: Classes 2A, 2B, 2C, 2D, and 2E consist of all Other Secured Claims.

(ii) Treatment: Except to the extent that a Holder of an Allowed Other Secured Claim agrees to less favorable treatment, on or as soon as reasonably practicable after (a) the Effective Date if such Other Secured Claim is an Allowed Other Secured Claim on the Effective Date or (b) the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, each Holder of an Allowed Other Secured Claim shall receive from its respective Debtor, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Secured Claim and any Lien securing such Claim, at the option of the Debtors, with the consent of the Required Consenting Creditors: (x) payment in full in Cash, plus postpetition interest, if applicable; (y) Reinstatement or such other treatment sufficient to render the Holder of such Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code; or (z) the return of the applicable collateral in satisfaction of the Allowed amount of such Other Secured Claim.

(iii) Voting: Claims in Classes 2A, 2B, 2C, 2D, and 2E are Unimpaired, and the Holders of Allowed Other Secured Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Other Secured Claims are not entitled to vote to accept or reject the Plan.

(c) Classes 3A through 3E – Other Priority Claims

(i) Claims in Class: Classes 3A, 3B, 3C, 3D, and 3E consist of all Other Priority Claims.

(ii) Treatment: Except to the extent that a Holder of an Allowed Other Priority Claim agrees to less favorable treatment, on or as soon as reasonably practicable after (a) the Effective Date if such Other Priority Claim is an Allowed Other Priority Claim on the Effective Date or (b) the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, each Holder of an Allowed Other Priority Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Priority Claim, Cash equal to the unpaid portion of such Allowed Other Priority Claim.

(iii) Voting: Claims in Classes 3A, 3B, 3C, 3D, and 3E are Unimpaired, and the Holders of Allowed Other Priority Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Other Priority Claims are not entitled to vote to accept or reject the Plan.

(d) Class 4A – RCF Claims

(i) Claims in Class: Class 4A consists of all RCF Claims.

(ii) Treatment: RCF Claims shall be Allowed in the amount of $475.0 million plus (x) the RCF Postpetition Interest and (y) any accrued and unpaid prepetition and postpetition fees, expenses, and other charges (including professional fees and expenses) payable by the Debtors in accordance with the terms of the RCF Credit Agreement. Except to the extent that a Holder of an Allowed RCF Claim agrees to less favorable treatment, on the Effective Date, each Holder of an Allowed RCF Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed RCF Claim, its Pro Rata share of the RCF Payment.

(iii) Voting: Claims in Class 4A are Unimpaired, and the Holders of Allowed RCF Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of RCF Claims are not entitled to vote to accept or reject the Plan.

(e) Class 5B – SSCF Claims

(i) Claims in Class: Class 5B consists of all SSCF Claims.

(ii) Treatment: SSCF Claims shall be Allowed in the amount of $661.5 million plus (x) the SSCF Postpetition Interest and (y) (1) any accrued and unpaid prepetition and postpetition fees, expenses, and other charges (including professional fees and expenses) payable by the Debtors in accordance with the terms of the SSCF Credit Agreement and (2) any accrued and unpaid prepetition and postpetition fees, expenses, and other charges (including professional fees and expenses of the SSCF Agent [and the SSCF Mediation Parties]). Except to the extent that a Holder of an Allowed SSCF Claim agrees to less favorable treatment, on the Effective Date, each Holder of an Allowed SSCF Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed SSCF Claim, its Pro Rata share of the SSCF Payment.

(iii) Voting: Claims in Class 5B are Unimpaired, and the Holders of Allowed SSCF Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Allowed SSCF Claims are not entitled to vote to accept or reject the Plan.

(f) Class 6A(i) – Term Loan B Claims

(i) Claims in Class: Class 6A(i) consists of all Term Loan B Claims.

(ii) Treatment: Term Loan B Claims shall be Allowed in the amount of approximately $724.9 million. Except to the extent that a Holder of an Allowed Term Loan B Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Term Loan B Claim shall receive:

(A) its Pro Rata share of the Term Loan B Claims Allocation of 10.8% of the New Common Shares, subject to dilution by the Management Incentive Plan; and

(B) up to its Pro Rata share of the Term Loan B Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

(iii) Voting: Claims in Class 6A(i) are Impaired. Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed Term Loan B Claim is entitled to vote to accept or reject the Plan.

(g) Class 6A(ii) – 2020 Notes Claims

(i) Claims in Class: Class 6A(ii) consists of all 2020 Notes Claims.

(ii) Treatment: 2020 Notes Claims shall be Allowed in the amount of approximately $768.1 million. Except to the extent that a Holder of an Allowed 2020 Notes Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed 2020 Notes Claim shall receive:

(A) its Pro Rata share of the 2020 Notes Claims Allocation of 11.5% of the New Common Shares, subject to dilution by the Management Incentive Plan; and

(B) up to its Pro Rata share of the 2020 Notes Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

(iii) Voting: Claims in Class 6A(ii) are Impaired. Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed 2020 Notes Claim is entitled to vote to accept or reject the Plan.

(h) Class 6C – 2017 Notes Claims

(i) Claims in Class: Class 6C consists of all 2017 Notes Claims.

(ii) Treatment: 2017 Notes Claims shall be Allowed in the amount of approximately $453.6 million. Except to the extent that a Holder of an Allowed 2017 Notes Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed 2017 Notes Claim shall receive:

(A) its Pro Rata share of the 2017 Notes Claims Allocation of 8.6% of the New Common Shares, subject to dilution by the Management Incentive Plan; and

(B) up to its Pro Rata share of the 2017 Notes Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

(iii) Voting: Claims in Class 6C are Impaired. Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed 2017 Notes Claim is entitled to vote to accept or reject the Plan.

(i) Classes 7A through 7E – General Unsecured Claims

(i) Claims in Class: Classes 7A, 7B, 7C, 7D, and 7E consist of General Unsecured Claims not otherwise classified under the Plan.

(ii) Treatment: Except to the extent that a Holder of an Allowed General Unsecured Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed General Unsecured Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed General Unsecured Claim, (a) payment in Cash in an amount equal to such Allowed General Unsecured Claim on the later of (i) the Effective Date or (ii) the date due in the ordinary course of business in accordance with the terms and conditions of the particular transaction or agreement giving rise to such Allowed General Unsecured Claim; or (b) such other treatment as may be required so as to render such Allowed General Unsecured Claim Unimpaired.

(iii) Voting: Claims in Classes 7A, 7B, 7C, 7D, and 7E are Unimpaired, and the Holders of Allowed General Unsecured Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Allowed General Unsecured Claims are not entitled to vote to accept or reject the Plan.

(j) Classes 8A through 8E – Section 510(b) Claims

(i) Claims in Class: Classes 8A, 8B, 8C, 8D, and 8E consist of all Section 510(b) Claims.

(ii) Treatment: Holders of Section 510(b) Claims will receive no distributions under the Plan on account of such Claims.

(iii) Voting: Claims in Classes 8A, 8B, 8C, 8D, and 8E are Impaired, and the Holders of Section 510(b) Claims are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, the Holders of Section 510(b) Claims are not entitled to vote to accept or reject the Plan.

(k) Classes 9A through 9E – Intercompany Claims

(i) Claims in Class: Classes 9A, 9B, 9C, 9D, and 9E consist of all Intercompany Claims.

(ii) Treatment: On or as soon as reasonably practicable after the Effective Date, all Allowed Intercompany Claims shall be paid, adjusted, continued, settled, Reinstated, discharged, or eliminated, in each case to the extent determined to be appropriate by the Debtors or the Reorganized Debtors, as applicable, with the consent of the Required Consenting Creditors.

(iii) Voting: Classes 9A, 9B, 9C, 9D, and 9E are either Unimpaired, and each Holder of an Allowed Intercompany Claim is conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code, or Impaired, and each Holder of an Allowed Intercompany Claim is deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Allowed Intercompany Claims are not entitled to vote to accept or reject the Plan.

(l) Class 10D – Interests in PDSA

(i) Claims in Class: Class 10D consists of all Interests in PDSA.

(ii) Treatment: On the Effective Date, all Interests in PDSA shall be extinguished and the owners thereof shall receive no distribution on account of such Interests.30

(iii) Voting: Class 10D is Impaired, and the Holders of Interests in PDSA are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, the Holders of Interests in PDSA are not entitled to vote to accept or reject the Plan.

(m) Classes 11A, 11B, 11C, and 11E – Intercompany Interests

(i) Claims in Class: Classes 11A, 11B, 11C, and 11E consist of all Intercompany Interests.

(ii) Treatment: On the Effective Date, all Intercompany Interests shall be cancelled or Reinstated, in each case to the extent determined to be appropriate by the Debtors or Reorganized Debtors, as applicable, with the consent of the Required Consenting Creditors.

[30]	Subject to change to comply with applicable Luxembourg law.

(iii) Voting: Classes 11A, 11B, 11C, and 11E are either Unimpaired, and such Holders of Allowed Intercompany Interests are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code, or Impaired, and such Holders of Allowed Intercompany Interests are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Allowed Intercompany Interests are not entitled to vote to accept or reject the Plan.

D.	Alternative Treatment

Notwithstanding any provision in the Plan to the contrary, any Holder of an Allowed Claim may receive, instead of the distribution or treatment to which it is entitled under the Plan, any other distribution or treatment to which it and the Debtors may agree in writing, with the consent of the Required Consenting Creditors; provided, however, that under no circumstances may the Debtors agree to provide any other distribution or treatment to any Holder of an Allowed Claim that would adversely impair the distribution or treatment provided to any other Holder of an Allowed Claim.

E.	Special Provision Regarding Unimpaired Claims

Except as otherwise provided in the Plan, nothing shall affect the Debtors’ rights and defenses, both legal and equitable, with respect to any Unimpaired Claims, including but not limited to all rights with respect to legal and equitable defenses to setoffs against or recoupments of Unimpaired Claims.

F.	Acceptance or Rejection of the Plan

1. Acceptance by Class Entitled to Vote

Classes 6A(i), 6A(ii), and 6C are the Classes of Claims of the Debtors that are entitled to vote to accept or reject the Plan. Classes 6A(i), 6A(ii), and 6C shall have accepted the Plan if (a) the Holders of at least two-thirds in amount of the Allowed Claims actually voting in each Class have voted to accept the Plan and (b) the Holders of more than one-half in number of the Allowed Claims actually voting in each Class have voted to accept the Plan, not counting the vote of any Holder designated under section 1126(e) of the Bankruptcy Code. If there are no votes cast in a particular Class that is entitled to vote on the Plan, then the Plan shall be deemed accepted by such Class.

2. Presumed Acceptance of the Plan

Classes 1A–1E, 2A–2E, 3A–3E, 4A, 5B, 7A–7E, 9A–9E, 11A, 11B, 11C, and 11E are Unimpaired. Therefore, such Classes are deemed to have accepted the Plan by operation of law and are not entitled to vote to accept or reject the Plan.

3. Presumed Rejection of the Plan

Classes 8A–8E and 10D will receive no recovery under the Plan. Therefore, such Classes are deemed to have rejected the Plan by operation of law and are not entitled to vote to accept or reject the Plan.

4. Elimination of Classes

To the extent applicable, any Class that does not contain any Allowed Claims or any Claims temporarily allowed for voting purposes under Bankruptcy Rule 3018, as of the date of the commencement of the Confirmation Hearing, shall be deemed to have been deleted from the Plan for purposes of (a) voting to accept or reject the Plan and (b) determining whether it has accepted or rejected the Plan under section 1129(a)(8) of the Bankruptcy Code.

5. Cramdown

The Debtors request Confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to modify the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

G.	Means For Implementation of the Plan

1. Continued Corporate Existence and Vesting of Assets

Except as otherwise provided in the Plan, each Debtor shall continue to exist after the Effective Date as a separate corporate Entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation, where applicable and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended by the Plan, the Plan Supplement, or otherwise, and to the extent such documents are amended, such documents are deemed to be pursuant to the Plan and require no further action or approval, as permitted by applicable law. On or after the Effective Date, each Reorganized Debtor may, in its sole discretion, take such action as permitted by applicable law, and such Reorganized Debtor’s organizational documents, as such Reorganized Debtor may determine is reasonable and appropriate, including, without limitation, causing: (i) a Reorganized Debtor to be merged into another Reorganized Debtor, or its Affiliate; (ii) a Reorganized Debtor to be dissolved; (iii) the legal name of a Reorganized Debtor to be changed; (iv) a Reorganized Debtor to reorganize under the laws of another jurisdiction; or (v) the closure of a Reorganized Debtor’s Chapter 11 Case on the Effective Date or any time thereafter.

Except as otherwise provided in the Plan, on the Effective Date, all property of each Debtor’s Estate, including any property held or acquired by each Debtor or Reorganized Debtor under the Plan or otherwise, will vest in such Reorganized Debtor free and clear of all Claims, Liens, charges, other encumbrances, Interests, and other interests, except for the Liens and Claims established under the Plan.

On the Effective Date or as soon as reasonably practicable thereafter, PDSA will transfer its Interest in several of its direct wholly-owned subsidiaries, including PDGL and Pacific Drillship (Gibraltar) Limited to Pacific Drilling Holding (Gibraltar) Limited, a non-Debtor, wholly owned subsidiary of PDSA.

On the Effective Date or as soon as reasonably practicable thereafter, PSS will transfer substantially all of its assets and assign its liabilities to Pacific Sharav Korlátolt Felelősségű Társaság.

On and after the Effective Date, each Reorganized Debtor may operate its business and may use, acquire, and dispose of property and maintain, prosecute, abandon, compromise, or settle any Claims or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, subject only to those restrictions expressly imposed by the Plan or the Confirmation Order, as well as the documents and instruments executed and delivered in connection therewith, including the documents, exhibits, instruments, and other materials comprising the Plan Supplement.

2. Sources of Cash for Distributions and Operations

All Cash necessary for the Reorganized Debtors to make payments required by the Plan and for post-Confirmation operations shall be obtained from (a) existing Cash held by the Reorganized Debtors on the Effective Date after giving effect to the Professional Fee Escrow, (b) proceeds from the New First Lien Notes, (c) proceeds from the New Second Lien PIK Toggle Notes, (d) proceeds from the Equity Issuance, and (e) the operations of the Reorganized Debtors.

3. Cancellation of Existing Securities and Agreements

Except as provided in the Plan or in the Confirmation Order, on the Effective Date, all notes, stock (where permitted by applicable law), instruments, certificates, agreements, side letters, fee letters, and other documents evidencing or giving rise to Claims against and Interests in the Debtors shall be cancelled, and the obligations of the Debtors thereunder or in any way related thereto shall be fully released, terminated, extinguished, and discharged, in each case without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule, or any requirement of further action, vote, or other approval or authorization by any Person. The Holders of or parties to such notes, stock, instruments, certificates, agreements, side letters, fee letters, and other documents shall have no rights against any Debtor arising from or relating to such notes, stock, instruments, certificates, agreements, side letters, fee letters, and other documents or the cancellation thereof, except the rights provided pursuant to the Plan and the Confirmation Order.31 In addition, the obligations of the Agents under or in connection with the 2017 Notes Indenture and the 2020 Notes Indenture and any related notes, stock, instruments, certificates, agreements, side letters, fee letters, and other documents shall be discharged and deemed satisfied on the Effective Date except to the extent necessary to facilitate the distributions provided for in the Plan to the applicable Noteholders. For the avoidance of doubt, nothing contained in the Plan or the Confirmation Order shall in any way limit or affect the standing of any of the Agents to appear and be heard in the Chapter 11 Cases on and after the Effective Date.

For the avoidance of doubt, notwithstanding the immediately foregoing paragraph, the 2017 Notes Indenture and the 2020 Notes Indenture and related documentation shall continue in effect solely for the purposes of (a) allowing the applicable Noteholders to receive their respective distributions under the Plan as provided herein, (b) allowing the relevant Indenture Trustee, to facilitate the distributions under the Plan to the applicable Noteholders as provided herein, (c) to the extent an Indenture Trustee has any unpaid fees and expenses, or reasonably expects to incur additional fees and expenses, (including those of its counsel) in the future, to assert any Charging Lien it may have under the relevant indenture or related documentation against such distributions and to deduct such fees and expenses from such distributions, and (d) allowing the applicable Indenture Trustee to assert any other right, privilege, benefit or protection granted to it under the relevant indenture or related documentation; provided, that the foregoing shall not affect the discharge of the Debtors with respect to the 2017 Notes Claim and the 2020 Notes Claim as provided for herein, or result in any expenses or liability to the Reorganized Debtors, except to the extent set forth in or provided for under the Plan.

4. Cancellation of Certain Existing Security Interests

Upon the full payment or other satisfaction of an Allowed Secured Claim, or promptly thereafter, the Holder of such Allowed Secured Claim shall deliver to the Debtors or Reorganized Debtors, as applicable, any collateral or other property of a Debtor held by such Holder, together with any termination statements, instruments of satisfaction, or releases of all security interests with respect to its Allowed Secured Claim that may be reasonably required to terminate any related financing statements, mortgages, mechanics’ or other statutory liens, or lis pendens, or similar interests or documents. Notwithstanding the foregoing sentence, each applicable Indenture Trustee and the Pari Passu Collateral Agent with respect to the 2017 Notes and the 2020 Notes, as applicable, is authorized and directed to execute (and take any reasonable additional steps at the expense of the Reorganized Debtors to give effect to) termination statements, instruments of satisfaction, or releases of security interests (except for the Charging Liens) as the Reorganized Debtors may request.

[31]	Subject to change to comply with applicable Luxembourg law.

5. RCF Payment

On or as soon as reasonably practicable after the Effective Date, the Reorganized Debtors shall make the RCF Payment.

6. SSCF Payment

On or as soon as reasonably practicable after the Effective Date, the Reorganized Debtors shall make the SSCF Payment.

7. New First Lien Notes32

On or prior to the Effective Date, the Reorganized Debtors shall issue $700.0 million of New First Lien Notes. The Reorganized Debtors may use the proceeds of the New First Lien Notes for any purpose permitted by the New First Lien Notes Indenture, including the funding of obligations under the Plan and general corporate purposes.

Except as previously approved by the Bankruptcy Court pursuant to the Commitment Letter Order, confirmation of the Plan shall be deemed to constitute approval of the New First Lien Notes, including all transactions contemplated thereby, such as any supplementation or syndication of the New First Lien Notes, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and the granting of security interests thereunder, and authorization for the Reorganized Debtors to enter into and perform under the New First Lien Notes Documentation and such other documents as may be required or appropriate.

The New First Lien Notes Documentation shall constitute legal, valid, binding, and authorized obligations of the Reorganized Debtors party thereto, enforceable in accordance with their terms. The financial accommodations to be extended pursuant to the New First Lien Notes Documentation are being extended, and shall be deemed to have been extended, in good faith, for legitimate business purposes, are reasonable, shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever, and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any other applicable nonbankruptcy law. On or prior to the

[32]

The terms of the New First Lien Notes remain subject to further negotiation. In the event of any inconsistency between the summary contained herein and the New First Lien Notes Term Sheet, attached hereto as Appendix F, the terms of the New First Lien Notes Term Sheet are controlling.

Effective Date, all of the Liens and security interests to be granted in accordance with the New First Lien Notes Documentation (a) shall be legal, binding, and enforceable first-priority Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New First Lien Notes Documentation; (b) shall be deemed automatically perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the New First Lien Notes Documentation; and (c) shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable nonbankruptcy law. The Reorganized Debtors and the Persons or Entities granting such Liens and security interests are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect, or to evidence the perfection of, such Liens and security interests under the provisions of the applicable state, provincial, federal, or other law (whether domestic or foreign) that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order, and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties. To the extent that any Holder of a Secured Claim that has been satisfied or discharged in full pursuant to the Plan, or any agent for such Holder, has filed or recorded publicly any Liens and/or security interests to secure such Holder’s Secured Claim, then as soon as practicable on or after the Effective Date such Holder (or the agent for such Holder) shall take any and all steps requested by the Reorganized Debtors that are necessary to cancel and/or extinguish such Liens and/or security interests.

The New First Lien Notes will be issued with negative and affirmative covenants customary for similar types of issuances. The customary negative covenants will include, but not be limited to, limitations on indebtedness, limitations on investments and other restricted payments (including redemptions, repayments, repurchases, and dividends), limitations on liens, mergers, consolidations, and affiliate transactions, and limitations on changes to the business. The customary affirmative covenants will include, but not be limited to, reporting and investor calls, maintenance of existence, office and agency, properties, and insurance, the preparation and delivery of compliance certificates, the payment of taxes and additional amounts, as well as further assurances. The New First Lien Notes will also be subject to customary events of default for similar types of issuances, but there will not be any financial maintenance covenants.

The Company may be required to offer to purchase the New First Lien Notes at 101.0% percent of the principal amount thereof (plus accrued and unpaid interest) upon the occurrence of a “change of control,” and at 100.0% of the principal amount (plus accrued and unpaid interest) under certain other circumstances. In addition, the Company will be required to offer to purchase New First Lien Notes at 100.0% of the principal amount thereof (plus accrued and unpaid interest) with the cash proceeds, if any, from a settlement or award in connection with the Zonda Arbitration (as defined herein), with such offer to be for an aggregate principal amount of the New First Lien Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million.

The New First Lien Notes will be subject to an intercreditor arrangement with the New Second Lien PIK Toggle Notes.

8. New Second Lien PIK Toggle Notes33

On the Effective Date, the Reorganized Debtors shall issue $300.0 million of New Second Lien PIK Toggle Notes. The Reorganized Debtors may use the proceeds of the New Second Lien PIK Toggle Notes for any purpose permitted by the New Second Lien PIK Toggle Notes Indenture, including the funding of obligations under the Plan and general corporate purposes.

In accordance with the New Second Lien PIK Toggle Notes Commitment Agreement and subject to the terms and conditions thereof, each of the New Second Lien PIK Toggle Notes Commitment Parties has agreed, severally but not jointly, to purchase, on or prior to the Effective Date, its respective Commitment Percentage (as defined in the New Second Lien PIK Toggle Notes Commitment Agreement) of the New Second Lien PIK Toggle Notes. In exchange for providing the New Second Lien PIK Toggle Notes Commitment, the New Second Lien PIK Toggle Notes Commitment Parties will each receive their pro rata share of the New Second Lien PIK Toggle Notes Commitment Premium. The New Second Lien PIK Toggle Notes Commitment Premium was deemed fully earned upon the Debtors’ entry into the New Second Lien PIK Toggle Notes Commitment Agreement. The New Second Lien PIK Toggle Notes Commitment Premium will be an Allowed Administrative Claim against PDSA that will be paid either in the form of the New Second Lien PIK Toggle Notes, if the Plan is consummated as contemplated in the Plan Support Agreement, or in the form of Cash in the amount of 8.0% of the $300.0 million New Second Lien PIK Toggle Notes Commitment, if the New Second Lien PIK Toggle Notes Commitment is terminated for the reasons specified in the New Second Lien PIK Toggle Notes Commitment Agreement.

Except as previously approved by the Bankruptcy Court pursuant to the Commitment Letter Order and the PIK Toggle Notes Commitment Order, confirmation of the Plan shall be deemed to constitute approval of the New Second Lien PIK Toggle Notes, including all transactions contemplated thereby, such as any supplementation or

[33]

The terms of the New Second Lien PIK Toggle Notes remain subject to further negotiation. In the event of any inconsistency between the summary contained herein and the New Second Lien PIK Toggle Notes Term Sheet, attached hereto as Appendix G, the terms of the New Second Lien PIK Toggle Notes Term Sheet are controlling.

syndication of the New Second Lien PIK Toggle Notes, and all actions to be taken, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and the granting of security interests thereunder, and authorization for the Reorganized Debtors to enter into and perform under the New Second Lien PIK Toggle Notes Documentation and such other documents as may be required or appropriate.

The New Second Lien PIK Toggle Notes Documentation shall constitute legal, valid, binding, and authorized obligations of the Reorganized Debtors party thereto, enforceable in accordance with their terms. The financial accommodations to be extended pursuant to the New Second Lien PIK Toggle Notes Documentation are being extended, and shall be deemed to have been extended, in good faith, for legitimate business purposes, are reasonable, shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever, and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any other applicable nonbankruptcy law. On the Effective Date, all of the Liens and security interests to be granted in accordance with the New Second Lien PIK Toggle Notes Documentation (a) shall be legal, binding, and enforceable second-priority Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New Second Lien PIK Toggle Notes Documentation; (b) shall be deemed automatically perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the New Second Lien PIK Toggle Notes Documentation; and (c) shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable nonbankruptcy law. The Reorganized Debtors and the Persons or Entities granting such Liens and security interests are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect, or to evidence the perfection of, such Liens and security interests under the provisions of the applicable state, provincial, federal, or other law (whether domestic or foreign) that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order, and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties. To the extent that any Holder of a Secured Claim that has been satisfied or discharged in full pursuant to the Plan, or any agent for such Holder, has filed or recorded publicly any Liens and/or security interests to secure such Holder’s Secured Claim, then as soon as practicable on or after the Effective Date such Holder (or the agent for such Holder) shall take any and all steps requested by the Reorganized Debtors that are necessary to cancel and/or extinguish such Liens and/or security interests.

The New Second Lien PIK Toggle Notes will be issued with negative and affirmative covenants customary for similar types of issuances. The customary negative covenants will include, but not be limited to, reporting and investor calls, maintenance of existence, office and agency, properties, and taxes and additional amounts, as well as further assurances. The New Second Lien PIK Toggle Notes will also be subject to customary events of default for similar types of issuances, but there will not be any financial maintenance covenants.

The Company may be required to offer to purchase the New Second Lien PIK Toggle Notes at 101.0% percent of the principal amount thereof (plus accrued and unpaid interest) upon the occurrence of a “change of control,” and at 100.0% of the principal amount (plus accrued and unpaid interest) under certain other circumstances. In addition, the Company will be required to offer to purchase New Second Lien PIK Toggle Notes at 100.0% of the principal amount thereof (plus accrued and unpaid interest) with the cash proceeds, if any, from a settlement or award in connection with the Zonda Arbitration (as defined herein), with such offer to be for an aggregate principal amount of the New Second Lien PIK Toggle Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million, provided, that if Company is required to offer to purchase the New First Lien Notes with such net cash proceeds, the Company shall only be required to offer to purchase the New Second Lien PIK Toggle Notes with the portion thereof that has been declined by the holders of the New First Lien Notes.

The New Second Lien PIK Toggle Notes will also be subject to an intercreditor arrangement with the New First Lien Notes.

9. New Intercreditor Agreement

On the Effective Date, the New First Lien Notes Indenture Trustee and the New Second Lien PIK Toggle Notes Indenture Trustee shall enter into the New Intercreditor Agreement substantially in the agreed form to be contained in the Plan Supplement. Each other party to one or more of the New Secured Debt Agreements shall be deemed to have directed the applicable indenture trustee to execute the New Intercreditor Agreement and shall be bound to the terms of the New Intercreditor Agreement from and after the Effective Date as if it were a signatory thereto.

10. Rights Offering and Private Placements

(a) Terms. On or as soon as reasonably practicable after the Effective Date, the Debtors will consummate the Rights Offering and the Private Placements in accordance with the Rights Offering Procedures. The Rights Offering and the Private Placements will be fully backstopped by the Equity Commitment Parties in accordance with and subject to the terms and conditions of the Equity Commitment Agreement.

(b) Purpose. The proceeds of the Rights Offering shall be used: (i) to provide the Reorganized Debtors with additional liquidity for working capital and general corporate purposes; and (ii) to fund Plan distributions.

(c) Equity Commitment. In accordance with the Equity Commitment Agreement and subject to the terms and conditions thereof, each of the Equity Commitment Parties has agreed, severally but not jointly, to purchase, on or prior to the Effective Date, its respective Commitment Percentage (as defined in the Equity Commitment Agreement) of the New Common Shares offered and not duly subscribed for in the Rights Offering and the Private Placements in accordance with the Rights Offering Procedures.

(d) AHG Private Placement. In accordance with the Rights Offering Procedures and the Equity Commitment Agreement and subject to the terms and conditions thereof, each of the Reserve Parties has agreed, severally but not jointly, to purchase in, the aggregate, $100.0 million of New Common Shares issued on the Effective Date pursuant to the AHG Private Placement.

(e) QP Private Placement. In accordance with the Rights Offering Procedures and the Equity Commitment Agreement and subject to the terms and conditions thereof, QPGL (or an Affiliate Transferee designated by QPGL in accordance with the Equity Commitment Agreemnt) has agreed to purchase in, the aggregate, $50.0 million of New Common Shares issued on the Effective Date pursuant to the QP Private Placement.

(f) Equity Commitment Premium. Subject to the terms and conditions set forth in the Equity Commitment Agreement, in exchange for providing the Equity Commitment, each of the Equity Commitment Parties will receive its pro rata share of the Equity Commitment Premium. Subject to the terms and conditions set forth in the Equity Commitment Agreement, the Equity Commitment Premium will be immediately and automatically deemed fully earned upon entry into the Equity Commitment Agreement. Subject to the terms and conditions set forth in the Equity Commitment Agreement, on the Effective Date, the Reorganized Debtors shall pay the Equity Commitment Premium to the Equity Commitment Parties.

11. Restructuring Transactions

On or as soon as practicable after the Effective Date, the Reorganized Debtors are authorized, without further order of the Bankruptcy Court, to take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Restructuring Transactions under and in connection with the Plan, the New First Lien Notes Documentation, the New Second Lien PIK Toggle Notes Documentation, and the Equity Issuance, including, without limitation: (a) the execution and delivery of all appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the

Plan and that satisfy the requirements of applicable law and any other terms to which the applicable Entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (c) rejection or assumption, as applicable, of Executory Contracts and Unexpired Leases; (d) the filing and/or execution of appropriate limited liability company agreements, certificates, or articles of incorporation or organization, reincorporation, merger, consolidation, conversion, or dissolution pursuant to applicable state law; (e) the consummation of the transactions contemplated by the New First Lien Notes Documentation, the New Second Lien PIK Toggle Notes Documentation, and the Equity Issuance and the execution thereof; (f) the issuance of New Common Shares; and (g) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law.

12. Intercompany Interests

Subject to the transactions contemplated in the Plan, the Intercompany Interests may, as determined by the Debtors with the consent of the Required Consenting Creditors, be retained or Reinstated as of the Effective Date and may continue in place, solely for the purpose of maintaining the existing corporate structure of the Debtors and the Reorganized Debtors.

13. Intercompany Claims

On the Effective Date, certain Intercompany Claims will be cancelled in exchange for an equity interests in the obligor entities. The Intercompany Claims to be cancelled are (1) the Intercompany 2020 Notes, (2) the Intercompany 2018 PDOL TLB, (2) the Intercompany 2018 PML TLB, (3) the 2018 PSAS TLB, (4) the Sharav IPL, and (5) the Santa Ana IPL.

14. Issuance of New Common Shares

On the Effective Date, Reorganized PDSA is authorized to issue or cause to be issued the New Common Shares in accordance with the terms of the Plan. On the Effective Date, applicable Holders of Claims shall receive the New Common Shares in exchange for their respective Claims as set forth in Article III of the Plan, and the Reserve Parties and QPGL shall receive the New Common Shares as set forth in Article III of the Plan and the Equity Commitment Agreement. All of the New Common Shares issuable under the Plan, when so issued, shall be duly authorized, validly issued, fully paid, and non-assessable.

On or as soon as reasonably practicable after the Effective Date, PDSA will issue 5.1% of the New Common Shares to the Equity Commitment Parties as the Equity Commitment Premium, subject to dilution by the New Common Shares issued pursuant to the Management Incentive Plan.

Upon issuance, the New Common Shares shall not be registered under the Securities Act, and shall not be listed for public trading on any securities exchange. The distribution of New Common Shares pursuant to the Plan may be made by delivery of one or more certificates representing such New Common Shares as described herein, by means of book-entry registration on the books of the transfer agent for the New Common Shares or by means of book-entry exchange through the facilities of a transfer agent reasonably satisfactory to the Debtors, the Pari Passu Collateral Agent, the Equity Commitment Parties, the 2017 Notes Indenture Trustee, the Term Loan B Administrative Agent, and the 2020 Notes Indenture Trustee in accordance with the customary practices of such agent, as and to the extent practicable.

15. Exemption from Registration

(a) The offering, issuance, and distribution of the New Common Shares on account of the Term Loan B Claims, 2020 Notes Claims, 2017 Notes Claims, and the Rights Offering shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable U.S. state or other law requiring registration prior to the offering, issuance, distribution, or sale of securities in accordance with, and pursuant to, section 1145 of the Bankruptcy Code to the extent permitted or under the Securities Act by virtue of Section 4(a)(2) thereof, Regulation D and/or Regulation S. Such New Common Shares issued pursuant to section 1145 of the Bankruptcy Code will not be “restricted securities” as defined in Rule 144(a)(3) of the Securities Act and will be freely tradable and transferable by the initial recipients thereof, subject to the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 1145(b) of the Bankruptcy Code, and compliance with applicable securities laws, including Rule 144 of the Securities Act, and any rules and regulations of the SEC, if any, applicable at the time of any future transfer of such securities or instruments; provided that to the extent the issuance and distribution of any New Common Shares is being made in reliance on the exemption from registration set forth in section 4(a)(2) of the Securities Act, Regulation D and/or Regulation S, and similar registration exemptions applicable outside of the United States, such securities will be considered “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to the registration, or an applicable exemption from the registration requirements of the Securities Act and other applicable law. The issuance of the New Common Shares pursuant to the Private Placement and the payment of the Equity Commitment Premium is being made in reliance on the exemption from registration set forth in section 4(a)(2) of the Securities Act, Regulation D and/or Regulation S, and similar registration exemptions applicable outside of the United States, such securities will be considered “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to the registration, or an applicable exemption from the registration requirements of the Securities Act and other applicable law.

(b) Any securities issued under the Management Incentive Plan will be issued pursuant to a registration statement or available exemption from registration under the Securities Act and other applicable law.

(c) To the extent securities were offered prior to the filing of the Plan, such securities were offered in reliance on the exemption provided by section 4(a)(2) of the Securities Act or the safe harbor provided by Regulation S under the Securities Act.

16. Officers and Boards of Directors

(a) The New Boards shall be selected by the Required Consenting Creditors and the identities of directors on the New Boards shall be set forth in the Plan Supplement, to the extent known at the time of filing, in accordance with section 1129(a)(5) of the Bankruptcy Code.

(b) Except to the extent that a member of the board of directors of a Debtor continues to serve as a director of such Debtor on the Effective Date, the members of the board of directors of each Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date and each such member will be deemed to have resigned or shall otherwise cease to be a director of the applicable Debtor on the Effective Date. Commencing on the Effective Date, each of the directors of the Reorganized Debtors shall serve pursuant to the terms of the applicable organizational documents of such Reorganized Debtor and may be replaced or removed in accordance with such organizational documents.

17. Management Incentive Plan

After the Effective Date, the Reorganized Debtors shall establish the Management Incentive Plan. The Management Incentive Plan shall provide equity-based compensation to the management of the Reorganized Debtors in an amount not to exceed 10.0% of the aggregate amount of New Common Shares. New equity issued pursuant to the Management Incentive Plan shall dilute all of the New Common Shares contemplated to be issued pursuant to the Plan.

18. New Shareholders Agreement

On the Effective Date, Reorganized PDSA and all of the holders of New Common Shares then outstanding shall be deemed to be parties to the New Shareholders Agreement without the need for execution by any such holder other than Reorganized PDSA. On the Effective Date, Reorganized PDSA shall enter into and deliver the New Shareholders Agreement to each Person or Entity that is intended to be a party thereto, and such New Shareholders Agreement shall be binding on Reorganized PDSA and all parties receiving, and all holders of, New Common Shares of Reorganized PDSA; provided, that regardless of whether such parties execute the New Shareholders Agreement, such parties will be deemed to have signed the New Shareholders Agreement, which shall be as binding on such parties as if they had actually signed it.

19. Corporate Action

Each of the matters provided for under the Plan involving the corporate structure of any Debtor or any corporate action to be taken by or required of any Debtor or Reorganized Debtor shall be deemed to have occurred and be effective as provided in the Plan, and shall be authorized, approved, and, to the extent taken prior to the Effective Date, ratified in all respects without any requirement of further action by shareholders, members, creditors, directors, or managers of the Debtors or Reorganized Debtors, as applicable. To the extent permitted by applicable law, the authorizations and approvals contemplated by Section 5.19 of the Plan shall be effective notwithstanding any requirements under nonbankruptcy law.

20. Effectuating Documents; Further Transactions

The chairman of the board of directors, president, chief executive officer, chief financial officer, manager, or any other appropriate officer of the Debtors or, after the Effective Date, the Reorganized Debtors, shall be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The secretary of the Debtors, or, after the Effective Date, of the Reorganized Debtors, shall be authorized to certify or attest to any of the foregoing actions.

21. Preservation of Retained Actions

In accordance with section 1123(b)(3) of the Bankruptcy Code, the Reorganized Debtors will retain and may (but are not required to) enforce all Retained Actions. After the Effective Date, the Reorganized Debtors, in their sole and absolute discretion, shall have the right to bring, settle, release, compromise, or enforce such Retained Actions (or decline to do any of the foregoing), without further approval of the Bankruptcy Court. The Reorganized Debtors or any successors, in the exercise of their sole discretion, may pursue such Retained Actions so long as it is in the best interests of the Reorganized Debtors or any successors holding such rights of action. The failure of the Debtors to specifically list any claim, right of action, suit, proceeding, or other Retained Action in the Plan, the Disclosure Statement, the Plan Supplement, or otherwise does not, and will not be deemed to, constitute a waiver or release by the Debtors or the Reorganized Debtors of such claim, right of action, suit, proceeding, or other Retained Action, and the Reorganized Debtors will retain the right to pursue such claims, rights of action, suits, proceedings, and other Retained Actions in their sole discretion and, therefore, no preclusion doctrine, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches will apply to such claim, right of action, suit, proceeding, or other Retained Action upon or after the Confirmation or consummation of the Plan.

22. Exemption from Certain Transfer Taxes and Recording Fees

To the maximum extent provided by section 1146(a) of the Bankruptcy Code, any post-Confirmation sale by any Debtor or any transfer from any Entity pursuant to, in contemplation of, or in connection with the Plan or pursuant to: (a) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors; or (b) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instruments of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, or other similar tax or governmental assessment, in each case to the extent permitted by applicable bankruptcy law, and the appropriate state or local government officials or agents shall forego collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

23. Debtors’ Waiver of Certain Claims Related to 2017 Notes

The Debtors waive any recovery on account of their holdings of the 2017 Notes. For the avoidance of doubt, the consideration that would otherwise be distributed to the Debtors on account of their holdings of the 2017 Notes shall not be reallocated to Holders of 2017 Notes Claims.

24. Further Authorization

The Debtors and the Reorganized Debtors shall be entitled to seek such orders, judgments, injunctions, and rulings as they deem necessary to carry out the intentions and purposes, and to give full effect to the provisions, of the Plan.

25. Indenture Trustee Fees and Expenses

On and after the Confirmation Date, the Debtors or Reorganized Debtors shall pay to each Indenture Trustee in full in Cash, to the extent still outstanding and not previously paid (including, for the avoidance of doubt, any pre- and post-Confirmation Date amounts incurred and outstanding), the documented fees, expenses, and disbursements of such Indenture Trustee (including any contractual fees and the reasonable fees, disbursements, and other charges of their counsel) incurred in connection with, as applicable, the 2017 Notes, the 2020 Notes, the 2017 Notes Indenture, the 2020 Notes Indenture, the Chapter 11 Cases or the Plan (the “Indenture Trustee Fees and Expenses”). The procedures governing payment of the fees and expenses of each Indenture Trustee set forth in Section 3.d of the Adequate Protection Order previously entered in these Chapter 11 Cases shall be the procedures governing payment of the Indenture Trustee Fees and Expenses under this Section; provided, that invoices submitted for payment pursuant to such procedures shall not be subject to review by the Office of the United States Trustee unless the Office of the United States Trustee notifies each Indenture Trustee in writing within 30 days after the Confirmation Date that such invoices are subject to its review as set forth in such procedures. Nothing contained in the Plan or the Confirmation Order shall affect the right of an Indenture Trustee to assert its respective Charging Lien against any distribution relating to the 2017 Notes or 2020 Notes, as applicable, and deducting from such distribution an amount of New Common Shares deemed sufficient by the applicable Indenture Trustee to satisfy all unpaid Indenture Trustee Fees and Expenses owed to it; provided, that upon the full and indefeasible payment of all Indenture Trustees Fees and Expenses their respective Charging Liens shall be deemed released and discharged.

H.	Provisions Governing Distributions

1. Distributions Generally

The Disbursing Agent shall make all Plan distributions on behalf of the Debtors in accordance with Article VI and other governing terms of the Plan.

2. No Postpetition or Default Interest on Claims

Unless required by the Bankruptcy Code or otherwise specifically provided for in the Plan (including with respect to Class 4A – RCF Claims and Class 5B – SSCF Claims, the Confirmation Order, or another order of the Bankruptcy Court, and notwithstanding any documents that govern the Debtors’ prepetition funded indebtedness to the contrary, postpetition and/or default interest shall not accrue or be paid on any Claims, and no Holder of a Claim shall be entitled to (a) interest accruing on such Claim on or after the Petition Date on any such Claim or (b) interest at the contract default rate, as applicable.

3. Date of Distributions

Unless otherwise provided in the Plan, any distributions and deliveries to be made under the Plan shall be made on the Effective Date or as soon thereafter as is practicable; provided, that the Reorganized Debtors may implement periodic distribution dates to the extent they determine them to be appropriate.

4. Distribution Record Date

As of the close of business on the Distribution Record Date, the various lists of Holders of Claims in each Class, as maintained by the Debtors or their agents, shall be deemed closed, and there shall be no further changes in the record Holders of any Claims after the Distribution Record Date. Neither the Debtors nor the Disbursing Agent shall have any obligation to recognize any transfer of a Claim occurring after the close of business on the Distribution Record Date. In addition, with respect to payment of any Cure Amounts or disputes over any Cure Amounts, neither the Debtors nor the Disbursing Agent shall have any obligation to recognize or deal with any party other than the non-Debtor party to the applicable Executory Contract or Unexpired Lease, even if such non-Debtor party has sold, assigned, or otherwise transferred its Claim for a Cure Amount. For the avoidance of doubt, Section 6.4 of the Plan is not applicable to distributions to the Noteholders under the terms of the Plan. For the avoidance of doubt, the Distribution Record Date shall not apply to the Debtors’ publicly-traded securities, the holders of which shall receive a Distribution in accordance with the Plan and the customary procedures of DTC on or as soon as practicable after the Effective Date.

5. Disbursing Agent

All distributions under the Plan shall be made by the Disbursing Agent or, if applicable, its agent on and after the Effective Date as provided in the Plan. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties. The Reorganized Debtors shall use all commercially reasonably efforts to provide the Disbursing Agent (if other than the Reorganized Debtors) with the amounts of Claims and the identities and addresses of Holders of Claims, in each case, as set forth in the Debtors’ or Reorganized Debtors’ books and records. The Reorganized Debtors shall cooperate in good faith with the applicable Disbursing Agent (if other than the Reorganized Debtors) to comply with the reporting and withholding requirements outlined in Section 6.15 of the Plan.

6. Delivery of Distributions

Subject to Section [__] of the Plan, the Disbursing Agent will issue or cause to be issued the applicable consideration under the Plan and, subject to Bankruptcy Rule 9010, will make all distributions as and when required by the Plan: (a) in the case of Allowed RFC Claims, Allowed SSCF Claims, Allowed Term Loan B Claims, Allowed 2017 Notes Claims and Allowed 2020 Notes Claims, to the appropriate RCF Administrative Agent, SSCF Administrative Agent, Term Loan B Administrative Agent or Indenture Trustee and (b), in the case of all other Allowed Claims, to the address of the Holder of such claim on the books and records of the Debtors or their agents or the address in any written notice of address change delivered to the Debtors or the Disbursing Agent, including any addresses included on any transfers of Claim filed pursuant to Bankruptcy Rule 3001. In the event that any distribution is returned as undeliverable, no distribution or payment shall be made to such recipient unless and until the Disbursing Agent has been notified of the then-current address of recipient, at which time or as soon thereafter as reasonably practicable such distribution shall be made without interest.

(a) The RCF Administrative Agent and its agents, successors, and assigns, or such Entity appointed by the RCF Administrative Agent, shall facilitate the making of distributions to Holders of Allowed RCF Claims in accordance with the RCF Credit Agreement. Notwithstanding the terms of the Intercreditor Agreement, Plan distributions on account of Allowed RCF Claims shall be made by the RCF Administrative Agent.

(b) The Term Loan B Administrative Agent, its agents, successors, and assigns, or such Entity appointed by the Term Loan B Administrative Agent shall facilitate the making of distributions to Holders of Allowed Term Loan B Claims in accordance with the Term Loan B Credit Agreement. Notwithstanding the terms of the Intercreditor Agreement, Plan distributions on account of Allowed Term Loan B Claims shall be made to the Term Loan B Administrative Agent.

(c) As soon as practicable after the Effective Date, and subject to the Charging Liens of each Indenture Trustee, the Disbursing Agent shall make all distributions with respect to the 2017 Notes Claim and the 2020 Notes Claim (and in the case of distributions with respect to the 2020 Notes Claim, notwithstanding the terms of the Intercreditor Agreement) to the applicable Indenture Trustee (or directly to DTC upon the written consent of the applicable Indenture Trustee) for onward distribution (less any applicable Charging Liens) to the appropriate Noteholders (i) through DTC in exchange for the 2017 Notes and the 2020 Notes, as applicable, including the related book entry positions relating to such notes, or (ii) in the event the New Common Shares are not eligible for distribution through the facilities of DTC, pursuant to a written process developed and implemented by the Debtors or Reorganized Debtors and the Disbursing Agent, in consultation with the applicable Indenture Trustee, to facilitate such distributions to the appropriate Noteholders and the elimination of the 2017 Notes or 2020 Notes, as applicable, including all book entry positions relating to such notes, from DTC’s books and records (in either case, the “Distribution Process”). Each Indenture Trustee shall be held fully harmless for its utilization of and reliance on the Distribution Process to effectuate distributions relating to the 2017 Notes, the 2020 Notes, the 2017 Notes Claim, the 2020 Notes Claim, to the appropriate Noteholders. Nothing in the Plan shall be deemed to impair, waive, or discharge the Indenture Trustees’ Charging Liens.

As a condition precedent to the distributions provided for in this subsection, the Noteholders shall be deemed to have surrendered their 2017 Notes, 2020 Notes, book entry positions related to such notes and other documentation underlying such notes, as applicable, all of which shall be deemed to be cancelled in accordance with Section 5.3 of the Plan. With respect to each of the distributions to be made to the Noteholders, the obligations of the applicable Indenture Trustee relating to such distribution shall be discharged and deemed satisfied upon (i) DTC’s receipt of such distribution, or (ii) in accordance with the Distribution Process.

(d) The SSCF Administrative Agent and its agents, successors, and assigns, or such Entity appointed by the SSCF Administrative Agent, shall facilitate the making of distributions to Holders of Allowed SSCF Claims in accordance with the SSCF Credit Agreement. Plan distributions on account of Allowed SSCF Claims shall be made by the SSCF Administrative Agent.

(e) Notwithstanding anything in the Plan to the contrary and subject to Article VI of the Plan, in connection with any distribution under the Plan to be effected through the facilities of DTC (whether by means of book-entry exchange, free delivery, or otherwise), the Debtors and Reorganized Debtors, as applicable, will be entitled to recognize and deal for all purposes under the Plan with Holders of the Allowed RCF Claims and Allowed Term Loan B Claims, to the extent consistent with the customary practices of DTC used in connection with such distributions. With respect to the New Common Shares to be distributed under the Plan through the facilities of DTC, all of such New Common Shares shall be issued in the names of such Holders or their nominees in accordance with DTC’s book-entry exchange procedures; provided, that such New Common Shares are permitted to be held through DTC’s book-entry system; provided, further, that to the extent that New Common Shares are not eligible for distribution in accordance with DTC’s customary practices, the Reorganized Debtors will take all such reasonable actions as may be required to cause distributions of the New Common Shares under the Plan.

7. Unclaimed Property

One year from the later of: (a) the Effective Date and (ii) the date that is ten (10) Business Days after the date a Claim is first Allowed, all distributions payable on account of such Claim shall be deemed unclaimed property under section 374(b) of the Bankruptcy Code and shall revert to the Reorganized Debtors or their successors or assigns, and all claims of any other Person (including the Holder of a Claim in the same Class) to such distribution shall be discharged and forever barred. The Reorganized Debtors and the Disbursing Agent shall have no obligation to attempt to locate any Holder of an Allowed Claim other than by reviewing the Debtors’ books and records and the Bankruptcy Court’s filings.

8. Satisfaction of Claims

Unless otherwise provided in the Plan, any distributions and deliveries to be made on account of Allowed Claims under the Plan shall be in complete and final satisfaction, settlement, and discharge of and exchange for such Allowed Claims.

9. Manner of Payment Under Plan

Except as specifically provided in the Plan, at the option of the Debtors or the Reorganized Debtors, as applicable, any Cash payment to be made under the Plan may be made by a check or wire transfer or as otherwise required or provided in applicable agreements or customary practices of the Debtors.

10. Fractional Shares and Notes and De Minimis Cash Distributions

No fractional New Common Shares shall be distributed. When any distribution would otherwise result in the issuance of a number of New Common Shares that is not a whole number, the New Common Shares subject to such distribution shall be rounded to the next higher or lower whole number as follows: (a) fractions equal to or greater than  1⁄2 shall be rounded to the next higher whole number, and (b) fractions less than  1⁄2 shall be rounded to the next lower whole number. For the avoidance of doubt, DTC is considered a single holder for rounding and distribution purposes. The total number of New Common Shares to be distributed on account of Allowed Claims will be adjusted as necessary to account for the rounding provided for in the Plan. No consideration will be provided in lieu of fractional shares that are rounded down. Neither the Reorganized Debtors nor the Disbursing Agent shall have any obligation to make a distribution that is less than one (1) New Common Share or $50.00 in Cash. Fractional New Common Shares that are not distributed in accordance with this section shall be returned to, and ownership thereof shall vest in, Reorganized PDSA. The New First Lien Notes and the New Second Lien PIK Toggle Notes shall be issued in denominations of one thousand dollars ($1,000) or any integral multiples thereof and any other amounts shall be rounded down.

11. No Distribution in Excess of Amount of Allowed Claim

Notwithstanding anything to the contrary in the Plan, no Holder of an Allowed Claim shall receive, on account of such Allowed Claim, Plan distributions in excess of the Allowed amount of such Claim (plus any postpetition interest on such Claim solely to the extent permitted by Section 6.2 of the Plan).

12. Allocation and Distributions Between Principal and Interest

Except as otherwise provided in the Plan and subject to Section 3.3 of the Plan, to the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated first to the principal amount (as determined for federal income tax purposes) of the Claim and then to accrued but unpaid interest.

13. Setoffs and Recoupments

Each Reorganized Debtor or its designee as instructed by such Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy law, offset or recoup against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Allowed Claim any and all claims, rights, and Causes of Action that a Reorganized Debtor or its successors may hold against the Holder of such Allowed Claim after the Effective Date to the extent that such setoff or recoupment is either (a) agreed in amount among the relevant Reorganized Debtor(s) and Holder of the Allowed Claim or (b) otherwise adjudicated by the Bankruptcy Court or another court of competent jurisdiction; provided, that neither the failure to effect a setoff or recoupment nor the allowance of any Claim under the Plan will constitute a waiver or release by a Reorganized Debtor or its successor of any claims, rights, or Causes of Action that a Reorganized Debtor or its successor or assign may possess against such Holder.

14. Rights and Powers of Disbursing Agent

(a) Powers of the Disbursing Agent. The Disbursing Agent shall be empowered to: (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan; (ii) make all applicable distributions or payments provided for under the Plan; (iii) employ professionals to represent it with respect to its responsibilities; and (iv) exercise such other powers (a) as may be vested in the Disbursing Agent by order of the Bankruptcy Court (including any order issued after the Effective Date) or pursuant to the Plan or (2) as deemed by the Disbursing Agent to be necessary and proper to implement the provisions of the Plan.

(b) Expenses Incurred on or After the Effective Date. Except as otherwise ordered by the Bankruptcy Court and subject to the written agreement of the Reorganized Debtors, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including, without limitation, taxes) and any reasonable compensation and expense reimbursement Claims (including, without limitation, for reasonable attorneys’ and other professional fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors.

15. Withholding and Reporting Requirements

In connection with the Plan and all instruments issued in connection therewith and distributed thereon, the Reorganized Debtors shall comply with all withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions under the Plan shall be subject to any such withholding and reporting requirements. In the case of a non-Cash distribution that is subject to withholding, the distributing party may withhold an appropriate portion of such distributed property and sell such withheld property to generate the Cash necessary to pay over the withholding tax. Any amounts withheld pursuant to the preceding sentence shall be deemed to have been distributed to and received by the applicable recipient for all purposes of the Plan.

Notwithstanding the above, each Holder of an Allowed Claim or Interest that is to receive a distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed on such Holder by any governmental unit, including income, withholding, and other tax obligations, on account of such distribution. The Reorganized Debtors have the right, but not the obligation, to not make a distribution until such Holder has made arrangements satisfactory to any issuing or disbursing party for payment of any such tax obligations.

The Reorganized Debtors may require, as a condition to receipt of a distribution, that the Holder of an Allowed Claim complete and return a Form W-8 or W-9, as applicable to each such Holder. If the Reorganized Debtors make such a request and the Holder fails to comply before the date that is 180 days after the request is made, the amount of such distribution shall irrevocably revert to the applicable Reorganized Debtor and any Claim in respect of such distribution shall be discharged and forever barred from assertion against such Reorganized Debtor or its respective property.

16. Claims Paid or Payable by Third Parties

(a) Claims Paid by Third Parties. The Debtors or the Reorganized Debtors, as applicable, shall reduce a Claim, and such Claim shall be Disallowed without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment on account of such Claim from a party that is not a Debtor or a Reorganized Debtor. Subject to the last sentence of this paragraph, to the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within fourteen (14) days of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such Holder to timely repay or return such distribution shall result in the Holder owing the applicable Reorganized Debtor and annualized interest at the Federal Judgment Rate on such amount owed for each Business Day after the 14-day period specified above until the amount is repaid.

(b) Claims Payable by Third Parties. Except as otherwise provided in the Plan, (i) no distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy, and (ii) to the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

(c) Applicability of Insurance Proceeds. Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained in the Plan (i) constitute or be deemed a waiver by such insurers of any rights or defenses, including coverage defenses, held by such insurers, or (ii) establish, determine, or otherwise imply any liability or obligation, including any coverage obligation, of any insurer.

I.	Procedures For Disputed Claims

1. Allowance of Claims

After the Effective Date, each of the Debtors or the Reorganized Debtors shall have and retain any and all rights and defenses such Debtor had with respect to any Claim immediately before the Effective Date. Except as expressly provided in the Plan or in any order entered in these Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed under the Plan or the Bankruptcy Court has entered a Final Order, including the Confirmation Order (when it becomes a Final Order), in these Chapter 11 Cases allowing such Claim.

2. Objections to Claims

(a) Authority. The Debtors, and after the Effective Date, the Reorganized Debtors shall have authority to file objections to any Claim, and to withdraw any objections to any Claim that they may file. The Debtors, and after the Effective Date, the Reorganized Debtors shall have authority to settle, compromise, or litigate to judgment any objections to any Claim. Except as set forth above, after the Effective Date, the Reorganized Debtors also shall have the right to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

(b) Objection Deadline. As soon as practicable, but no later than the Claim Objection Deadline, the Debtors, and after the Effective Date, the Reorganized Debtors may file objections with the Bankruptcy Court and serve such objections on the Holders of the Claims to which such objections are made. Nothing contained in the Plan, however, shall limit the right of the Reorganized Debtors to object to Claims, if any, filed or amended after the Claim Objection Deadline. The Claim Objection Deadline may be extended by the Bankruptcy Court upon motion by the Reorganized Debtors.

3. Estimation of Claims

The Reorganized Debtors may at any time request that the Bankruptcy Court estimate any contingent, unliquidated, or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether the Debtors or Reorganized Debtors previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent, unliquidated, or Disputed Claim, the amount so estimated shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on the amount of such Claim, the Debtors or Reorganized Debtors, as applicable, may pursue supplementary proceedings to object to the allowance of such Claim. All of the aforementioned objection, estimation, and resolution procedures are intended to be cumulative and not exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

4. No Distributions Pending Allowance

If an objection to a Claim is filed as set forth in Section 7.2 of the Plan, no payment or distribution provided under the Plan shall be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim.

5. Resolution of Claims

Except as otherwise provided in the Plan, or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all Claims, Disputed Claims, rights, Causes of Action, suits, and proceedings, whether in law or in equity, whether known or unknown, that the Debtors or their estates may hold against any Person, without the approval of the Bankruptcy Court, the Confirmation Order, and any contract, instrument, release, indenture, or other agreement entered into in connection herewith. The Reorganized Debtors or their successors may pursue such retained Claims, rights, Causes of Action, suits, or proceedings, as appropriate, in accordance with the best interests of the Debtors.

6. Disallowed Claims

All Claims held by persons or entities against whom or which any of the Debtors or the Reorganized Debtors has commenced a proceeding asserting a Cause of Action under sections 542, 543, 544, 545, 547, 548, 549, and/or 550 of the Bankruptcy Code shall be deemed Disallowed Claims pursuant to section 502(d) of the Bankruptcy Code and Holders of such Claims shall not be entitled to vote to accept or reject the Plan. Claims that are deemed disallowed pursuant to Section 7.6 of the Plan shall continue to be Disallowed for all purposes until such Claim has been settled or resolved by Final Order and any sums due to the Debtors or the Reorganized Debtors from such party have been paid.

J.	Treatment of Executory Contracts and Unexpired Leases

1. Assumption of Executory Contracts and Unexpired Leases

Except as otherwise provided in the Plan, on the Effective Date, all Executory Contracts and Unexpired Leases of the Debtors shall be deemed assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, unless such Executory Contract or Unexpired Lease (a) has previously been rejected by order of the Bankruptcy Court in effect as of the Effective Date (which order may be the Confirmation Order); (b) is the subject of a motion to reject filed on or before the Effective Date; (c) is identified on the Schedule of Rejected Executory Contracts or Unexpired Leases to be filed with the Plan Supplement; or (d) has expired or terminated pursuant to its own terms.

2. D&O Liability Insurance Policies

As of the Effective Date, the D&O Liability Insurance Policies shall be treated as if they were Executory Contracts that are assumed under the Plan. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors foregoing assumption of each of the D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained in the Plan, Confirmation of the Plan shall not discharge, impair, or otherwise modify any indemnity obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such indemnity obligation shall be deemed and treated as an Executory Contract that has been assumed by the Debtors under the Plan as to which no Proof of Claim need be filed.

3. Indemnification

Except as otherwise specifically limited in the Plan, any obligations or rights of the Debtors to defend, indemnify, reimburse, or limit the liability of the Debtors’ present and former directors, officers, employees, agents, representatives, attorneys, accountants, financial advisors, restructuring advisors, investment bankers, and consultants (the “Covered Persons”) pursuant to the Debtors’ certificates of incorporation, by-laws, indemnification agreements, policy of providing employee indemnification, applicable law, or specific agreement in respect of any claims, demands, suits, Causes of Action, or proceedings against such Covered Persons based upon any act or omission related to such Covered Persons’ service with, for, or on behalf of the Debtors prior to the Effective Date, shall be treated as if they were Executory Contracts that are assumed under the Plan and shall survive the Effective Date and remain unaffected thereby, and shall not be discharged, irrespective of whether such defense, indemnification, reimbursement, or limitation of liability is owed in connection with an occurrence before or after the Petition Date.

4. Employee Benefit Plans and Agreements

As, and subject to the occurrence, of the Effective Date, all employee compensation and benefit plans, policies, and programs of the Debtors applicable generally to their employees, including agreements and programs subject to section 1114 of the Bankruptcy Code, as in effect on the Effective Date, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death and dismemberment insurance plans, and workers’ compensation programs, shall be deemed to be, and shall be treated as though they are, Executory Contracts that are assumed under the Plan by the Reorganized Debtors, and the Debtors’ obligations under such agreements and programs shall survive the Effective Date of the Plan, without prejudice to the Reorganized Debtors’ rights under applicable nonbankruptcy law to modify, amend, or terminate the foregoing arrangements, except for (a) such Executory Contracts or plans specifically rejected pursuant to the Plan (to the extent such rejection does not violate section 1114 of the Bankruptcy Code) and (b) such Executory Contracts or plans that have previously been terminated or rejected, pursuant to a Final Order, or specifically waived by the beneficiaries of such plans, contracts, or programs.

5. Cure of Defaults Under Assumed Contracts

The Reorganized Debtors shall cure any monetary defaults under any Executory Contract and Unexpired Lease to be assumed pursuant to the Plan by paying to the non-Debtor counterparty the full amount of any monetary default in the ordinary course of business. Accordingly, no party to an Assumed Contract need file any cure Claim, and the Debtors need not file any lists of any proposed cure claims, with the Bankruptcy Court. Notwithstanding the foregoing, the Reorganized Debtors and counterparties to Assumed Contracts reserve all their rights in the event of a dispute over the amount of a cure claim. If there is any such dispute that cannot be resolved consensually, then either party must file with the Bankruptcy Court a request for allowance and payment of such cure Claim within seventy-five (75) days after the Effective Date. Moreover, the Reorganized Debtors shall be authorized to reject any Executory Contract or Unexpired Lease to the extent the Reorganized Debtors, in the exercise of their sound business judgment, conclude that the amount of the cure Claim as determined by the Bankruptcy Court, renders assumption of such Executory Contract or Unexpired Lease unfavorable to the Reorganized Debtors.

K.	Conditions Precedent To Confirmation and Consummation of the Plan

1. Conditions Precedent to Confirmation of the Plan

The following are conditions precedent to the confirmation of the Plan:

(a) an order, in form and substance acceptable to the Debtors, the Required Consenting Creditors, and QPGL, in each case, subject to the PSA Definitive Document Requirements, finding that the Disclosure Statement contains adequate information pursuant to section 1125 of the Bankruptcy Court shall have been entered by the Bankruptcy Court;

(b) the Plan and the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed and shall be consistent in all material respects with the Plan Support Agreement; and

(c) the Plan Support Agreement shall not have been terminated with respect to the Consenting Creditors (as defined therein) and shall be in full force and effect.

2. Conditions Precedent to the Effective Date

The Debtors shall request that the Confirmation Order include a finding by the Bankruptcy Court that, notwithstanding Bankruptcy Rule 3020(e), the Confirmation Order shall take effect immediately upon its entry. The following are conditions precedent to the occurrence of the Effective Date, each of which must be satisfied or waived in accordance with the terms of the Plan:

(a) the Bankruptcy Court shall have entered the Confirmation Order, which shall be in form and substance acceptable to the Debtors and the Required Consenting Creditors, and the Confirmation Order shall have become a Final Order and shall, among other things, provide that the Debtors and the Reorganized Debtors are authorized to take all actions necessary or appropriate to enter into, implement, and consummate the agreements and documents created in connection with the Plan;

(b) the Definitive Documents shall have satisfied the PSA Definitive Document Requirements;

(c) all documents related to, provided for therein, or contemplated by the New First Lien Notes, the New Second Lien PIK Toggle Notes, the Rights Offering, the Equity Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Agreement, and the New Intercreditor Agreement shall be consistent in all material respects with the Plan and the Plan Support Agreement and shall have been executed and delivered, and all conditions precedent thereto shall have been satisfied (other than the occurrence of the Effective Date), which shall occur simultaneously with the satisfaction of all conditions precedent under such documents;

(d) all conditions precedent to the effectiveness of the New First Lien Notes Indenture, the New Second Lien PIK Toggle Notes Indenture, the Rights Offering, the Equity Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Agreement, and the New Intercreditor Agreement have occurred or been waived;

(e) the New First Lien Notes, the New Second Lien PIK Toggle Notes, and the Equity Issuance shall have been fully funded;

(f) the Professional Fee Escrow shall have been funded;

(g) the Plan Support Agreement shall not have been terminated and shall be in full force and effect;

(h) the Debtors shall have fulfilled all of their obligations under the Plan Support Agreement, including, without limitation, under Sections 7.01(n) and (o) thereof;

(i) all governmental and third-party approvals and consents, including Bankruptcy Court approval, necessary in connection with the transactions contemplated by the Plan shall have been obtained, not be subject to unfulfilled conditions, and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such transactions; and

(j) all documents and agreements necessary to implement the Plan shall have (i) been tendered for delivery and (ii) been effected or executed by all Entities party thereto, and all conditions precedent to the effectiveness of such documents and agreements shall have been satisfied or waived pursuant to the terms of such documents or agreements.

3. Waiver of Conditions Precedent

Each of the conditions precedent in Sections 9.1 and 9.2 of the Plan may be waived only if waived in writing by the Debtors, the Requisite Consenting Creditors, and QPGL, in each case, solely as it relates to the PSA Definitive Document Requirements, without notice, leave or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate the Plan.

4. Effect of Failure of Conditions

If the conditions listed in Sections 9.1 and 9.2 of the Plan are not satisfied or waived in accordance with Section 9.3 of the Plan on or before the first Business Day that is more than thirty (30) days after the date on which the Confirmation Order is entered or by such later date as may be agreed between the Debtors and the Required Consenting Creditors and set forth by the Debtors in a notice filed with the Bankruptcy Court prior to the expiration of such period, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall (a) constitute a waiver or release of any Claims by or against or any Interests in the Debtors, (b) prejudice in any manner the rights of any Entity, or (c) constitute an admission, acknowledgement, offer, or undertaking by the Debtors, any Holders of Claims or Interests, or any other Entity.

L.	Effect of Confirmation

1. Binding Effect

Following the Effective Date, the Plan shall be binding upon and inure to the benefit of the Debtors, their Estates, all present and former Holders of Claims and Interests, whether or not such Holders voted in favor of the Plan, and their respective successors and assigns.

2. Releases and Related Matters

(a) Releases by the Debtors

Pursuant to section 1123(b) of the Bankruptcy Code, and without limiting any other applicable provisions of, or releases contained in, the Plan, as of the Effective Date, the Debtors and their Estates, the Reorganized Debtors, and any other person seeking to exercise the rights of the Estates, to the extent permitted by applicable law, shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released, waived, and discharged any and all liabilities, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise that such Person or Entity has, had, or may have against any Released Party (which release shall be in addition to the discharge of Claims and termination of Interests provided in the Plan and under the Confirmation Order and the Bankruptcy Code), in each case, relating to a Debtor, the Estates, the Chapter 11 Cases, the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation, or consummation of the Plan, the Exhibits, the Plan Support Agreement, the Disclosure Statement, any amendments thereof or supplements thereto, the Plan Supplement, the New Secured Debt Documents, the New Intercreditor Agreement, the New Shareholders Agreement, the Rights Offering, the New Second Lien PIK Toggle Notes Commitment Agreement, the Equity Commitment Agreement, or the Restructuring Transactions, or any other transactions in connection with the Chapter 11 Cases or any contract, instrument, release, or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under the Plan or the obligations assumed under the Plan; provided, however, that the foregoing provisions shall have no effect on: (i) the liability of any Person or Entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release, or other agreement or document (A) previously assumed, (B) entered into during the Chapter 11 Cases, or (C) to be entered into, assumed, or delivered in connection with the Plan; or (ii) the liability of any Released Party that would otherwise result from any act or omission of such Released Party to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct (including fraud). For the avoidance of doubt, nothing in Section 10.2(a) of the Plan shall relieve any Released Party from any obligation or liability under the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtor Release is: (1) essential to the Confirmation of the Plan; (2) an exercise of the Debtors’ business judgment; (3) in exchange for the good and valuable consideration and substantial contributions provided by the Released Parties; (4) a good faith settlement and compromise of the Claims released by the Debtor Release; (5) in the best interests of the Debtors and all holders of Claims and Interests; (6) fair, equitable, and reasonable; (7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Debtors, the Reorganized Debtors, and the Estates and each of their current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former officers, managers, directors, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, principals, members, employees, agents, managed accounts or funds, management companies, fund advisors, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such asserting any Claim or Cause of Action released pursuant to the Debtor Release.

(b) Releases by the Releasing Parties

Without limiting any other applicable provisions of, or releases contained in, the Plan, as of the Effective Date, in consideration for the obligations of the Debtors and the Reorganized Debtors under the Plan, and the consideration and other contracts, instruments, releases, agreements, or documents to be entered into or delivered in connection with the Plan, each Releasing Party shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released, waived, and discharged any and all liabilities whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that such Releasing Party has, had, or may have against any Released Party (which release shall be in addition to the discharge of Claims and termination of Interests provided in the Plan and under the Confirmation Order and the Bankruptcy Code), in each case, relating to a Debtor, the Estates, the Chapter 11 Cases, the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation, or consummation of the Plan, the Exhibits, the Plan Support Agreement, the Disclosure Statement, any amendments thereof or supplements thereto, the Plan Supplement, the New Secured Debt Documents, the New Intercreditor Agreement, the New Shareholders Agreement, the Rights Offering, the New Second Lien PIK Toggle Notes Commitment Agreement, the Equity Commitment Agreement, or the Restructuring Transactions or any other transactions in connection with the Chapter 11 Cases or any contract, instrument, release, or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under the Plan or the obligations assumed under the Plan; provided, however, that the foregoing provisions of Section 10.2(b) of the Plan shall have no effect on: (i) the liability of any Person or Entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release, or other agreement or document (A) previously assumed, (B) entered into during the Chapter 11 Cases, or (C) to be entered into, assumed, or delivered in connection with the Plan; (ii) the liability of any Released Party that would otherwise result from any act or omission of such Released Party to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct (including fraud); or (iii) any non-Released Party. For the avoidance of doubt, nothing in this provision shall relieve any Released Party from any obligation or liability under the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained in the Plan, and, further, shall constitute the Bankruptcy Court’s finding that the Third-Party Release is: (1) essential to the Confirmation of the Plan; (2) given in exchange for the good and valuable consideration and substantial contributions provided by the Released Parties; (3) a good faith settlement and compromise of the Claims released by the Third-Party Release; (4) in the best interests of the Debtors and their Estates; (5) fair, equitable, and reasonable; (6) given and made after due notice and opportunity for hearing; and (7) a bar to any of the Releasing Parties asserting any Claim or Cause of Action released pursuant to the Third-Party Release.

(c) Waiver of Statutory Limitation on Releases

Without limiting any other applicable provisions of, or releases contained in, the Plan, each Releasing Party in each of the releases contained in the Plan (including under Section 10.2 of the Plan) expressly acknowledges that although ordinarily a general release may not extend to claims which the releasing party does not know or suspect to exist in his favor, which if known by it may have materially affected its settlement with the party released, it has carefully considered and taken into account in determining to enter into the above releases the possible existence of such unknown losses or claims. Without limiting the generality of the foregoing, each Releasing Party expressly waives any and all rights conferred upon it by any statute or rule of law which provides that a release does not extend to claims which the claimant does not know or suspect to exist in its favor at the time of executing the release, which if known by it may have materially affected its settlement with the Released Party, including the provisions of California Civil Code Section 1542. The releases contained in Article X of the Plan are effective regardless of whether those released matters are presently known, unknown, suspected or unsuspected, foreseen or unforeseen.

3. Discharge of the Debtors

(a) Upon the Effective Date, except as provided in the Plan or the Confirmation Order, the Debtors, and each of them, shall be deemed discharged and released under section 1141(d)(1)(A) of the Bankruptcy Code from any and all Claims, including, but not limited to, demands and liabilities that arose before the Effective Date, and all debts of the kind specified in section 502 of the Bankruptcy Code, whether or not (i) a Proof of Claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code, (ii) a Claim based upon such debt is Allowed under section 502 of the Bankruptcy Code, (iii) a Claim based upon such debt is or has been disallowed by order of the Bankruptcy Court, or (iv) the Holder of a Claim based upon such debt accepted the Plan.

(b) As of the Effective Date, except as provided in the Plan or the Confirmation Order, all Persons shall be precluded from asserting against the Debtors or the Reorganized Debtors any other or further Claims, debts, rights, Causes of Action, claims for relief, liabilities, or Interests relating to the Debtors based upon any act, omission, transaction, occurrence, or other activity of any nature that occurred prior to the Effective Date. In accordance with the foregoing, except as provided in the Plan or the Confirmation Order, the Confirmation Order shall be a judicial determination of discharge of all such Claims and other debts and liabilities against the Debtors, pursuant to sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void any judgment obtained against the Debtors at any time, to the extent that such judgment relates to a discharged Claim.

(c) For the avoidance of doubt, Section 10.3 of the Plan shall not apply to any Claims, debts, rights, Causes of Action, claims for relief, liabilities, or Interests arising under the New Secured Debt Documents, whether executed prior to, on, or after the Effective Date.

4. Injunction

Except as otherwise provided in the Plan or the Confirmation Order, from and after the Effective Date, (a) to the extent a party’s Claim is discharged pursuant to the Plan or the Confirmation Order, such party shall be permanently enjoined from pursuing such Claim against the parties that have been discharged pursuant to the Plan or the Confirmation Order, and (b) to the extent a party’s Claim has been released pursuant to the Plan or the Confirmation Order, such Releasing Party shall be permanently enjoined from pursuing such Claim against the applicable Released Party, including (i) commencing or continuing in any manner any action or other proceeding of any kind, including on account of any Claims, Interests, Causes of Action, or liabilities that have been Released; (ii) enforcing, levying, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order; (iii) creating, perfecting, or enforcing any Lien, Claim, or encumbrance of any kind; (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any debt, liability, or obligation due to the Debtors, Reorganized Debtors, or Released Parties; and (v) commencing or continuing any act, in any manner, or in any place to assert any Claim, or send any notice or invoice in respect of any Claim that has been discharged or released under the Plan or that does not otherwise comply with or is inconsistent with the provisions of the Plan; provided, however, that nothing contained in the Plan shall (x) preclude an Entity from obtaining benefits directly and expressly provided to such Entity pursuant to the terms of the Plan; or (y) be construed to prevent any Entity from defending against Claims objections or collection action, whether by asserting a right of setoff, recoupment, or otherwise, to the extent permitted by law; or (z) enjoining or precluding any Entity that is not a Releasing Party from taking any of the foregoing enforcement actions against any PSA Party or its assets or property on account of any Claims, Interests, Obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, or liabilities that such Entity has not waived, discharged, compromised, or released pursuant to the Plan or that have not been exculpated pursuant to Section 10.5 of the Plan.

5. Exculpation and Limitation of Liability

From and after the Effective Date, the Exculpated Parties shall neither have nor incur any liability to any Person or Entity, and no Holder of a Claim or Interest, no other party in interest, and none of their respective Representatives shall have any right of action against any Exculpated Party or any of their respective Representatives for any act taken or omitted to be taken before the Effective Date based on the Chapter 11 Cases, the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation, or consummation of the Plan, the Exhibits, the Disclosure Statement, any amendments thereof or supplements thereto, the Plan Supplement, the New Secured Debt Documents, the New Intercreditor Agreement, the New Shareholders Agreement, the Rights Offering, the New Second Lien PIK Toggle Notes Commitment Agreement, the Equity Commitment Agreement, or the Restructuring Transactions or any other transactions in connection with the Chapter 11 Cases or any contract, instrument, release, or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under the Plan or the obligations assumed under the Plan; provided, however, that the foregoing provisions of Section 10.5 of the Plan shall have no effect on: (a) the liability of any Person or Entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release, or other agreement or document (i) previously assumed, (ii) entered into during the Chapter 11 Cases, or (iii) to be entered into or delivered in connection with the Plan; or (b) the liability of any Exculpated Party from any obligation or liability under the Plan.

6. Term of Bankruptcy Injunction or Stays

Except as provided otherwise in the Plan, from and after the entry of an order closing these Chapter 11 Cases, the automatic stay of section 362(a) of the Bankruptcy Code shall terminate.

7. Post-Confirmation Date Retention of Professionals

Upon the Confirmation Date, any requirement that professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date will terminate and the Reorganized Debtors will employ and pay professionals in the ordinary course of business.

M.	Retention of Jurisdiction

Pursuant to sections 105(c) and 1142 of the Bankruptcy Code and notwithstanding entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain jurisdiction (unless otherwise indicated) over all matters arising in, arising out of, and/or related to, the Chapter 11 Cases and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

(a) resolve any matters related to the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which any Debtor is a party or with respect to which any Debtor may be liable and to hear, determine, and, if necessary, liquidate any Claims arising therefrom;

(b) decide or resolve any motions, adversary proceedings, contested, or litigated matters, and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date (which jurisdiction shall be non-exclusive as to any such non-core matters);

(c) enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan, and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, the Disclosure Statement, the Plan Supplement, or the Confirmation Order (including New First Lien Notes, the New Second Lien PIK Toggle Notes, the Rights Offering, the Equity Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Agreement, and the New Intercreditor Agreement);

(d) resolve any cases, controversies, suits, or disputes that may arise in connection with the consummation, interpretation, or enforcement of the Plan or any contract, instrument, release, or other agreement or document that is executed or created pursuant to the Plan, or any entity’s rights arising from or obligations incurred in connection with the Plan or such documents;

(e) modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code or modify the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan or the Confirmation Order, or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan;

(f) hear and determine all applications for compensation and reimbursement of expenses of Professionals under the Plan or under sections 330, 331, 503(b), and 1129(a)(4) of the Bankruptcy Code; provided, however, that from and after the Confirmation Date the payment of fees and expenses by the Reorganized Debtors, including professional fees, shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

(g) issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with consummation, implementation, or enforcement of the Plan or the Confirmation Order;

(h) adjudicate controversies arising out of the administration of the Estates or the implementation of the Plan;

(i) resolve any cases, controversies, suits, or disputes that may arise in connection with Claims, including without limitation, the Bar Date, related notice, claim objections, allowance, disallowance, estimation, and distribution;

(j) hear and determine Retained Actions by or on behalf of the Debtors or the Reorganized Debtors;

(k) enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason or in any respect modified, stayed, reversed, revoked, or vacated, or distributions pursuant to the Plan are enjoined or stayed;

(l) determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order, the Plan Supplement, or any contract, instrument, release, or other agreement or document created in connection with the Plan, the Plan Supplement, the Disclosure Statement, or the Confirmation Order;

(m) enforce all orders, judgments, injunctions, releases, exculpations, indemnifications, and rulings entered in connection with the Chapter 11 Cases;

(n) hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under the Bankruptcy Code; and

(o) enter an order closing the Chapter 11 Cases.

N.	Jurisdiction for Certain Other Agreements

The Plan shall not modify the jurisdictional provisions of the New Secured Debt Documents or the New Intercreditor Agreement. Notwithstanding anything in the Plan to the contrary, on and after the Effective Date, the Bankruptcy Court’s retention of jurisdiction pursuant to the Plan shall not govern the enforcement or adjudication of any rights or remedies with respect to or as provided in the New Secured Debt Documents or the New Intercreditor Agreement, and the jurisdictional provisions of such documents shall control.

O.	No Limitation on Enforcement by SEC on Non-Debtors

Notwithstanding any language to the contrary contained in this Disclosure Statement, the Plan and/or the Confirmation Order, no provision of the Plan or the Confirmation Order shall (i) preclude the SEC from enforcing its police or regulatory powers; or, (ii) enjoin, limit, impair or delay the SEC from commencing or continuing any claims, causes of action, proceedings or investigations against any non-Debtor person or non-Debtor entity in any forum.

P.	Miscellaneous Provisions

1. Payment of Statutory Fees

All fees payable pursuant to section 1930 of title 28 of the United States Code shall be paid on the earlier of when due or the Effective Date.

2. Amendment or Modification of the Plan

Subject to section 1127 of the Bankruptcy Code and, to the extent applicable, sections 1122, 1123, and 1125 of the Bankruptcy Code, the Debtors reserve the right to alter, amend, or modify the Plan at any time prior to or after the Confirmation Date but prior to the substantial consummation of the Plan, subject to the consent of the Required Consenting Creditors. A Holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such Holder.

3. Substantial Consummation

On the Effective Date, the Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

4. Severability of Plan Provisions

If, prior to the Confirmation Date, any term or provision of the Plan is determined by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

5. Successors and Assigns

This Plan shall be binding upon and inure to the benefit of the Debtors, and their respective successors and assigns, including, without limitation, the Reorganized Debtors. The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor, or assign of such Entity.

6. Revocation, Withdrawal, or Non-Consummation

The Debtors reserve the right to revoke or withdraw the Plan at any time prior to the Confirmation Date and to file other plans of reorganization, subject to the consent of the Required Consenting Creditors. If the Debtors revoke or withdraw the Plan, or if Confirmation or consummation of the Plan does not occur, then (a) the Plan shall be null and void in all respects; (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount any Claim or Class of Claims), assumption of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void; and (c) nothing contained in the Plan, and no acts taken in preparation for consummation of the Plan, shall (i) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person, (ii) prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors, or (iii) constitute an admission of any sort by the Debtors or any other Person.

7. Governing Law

Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an Exhibit hereto or a schedule in the Plan Supplement provides otherwise, the rights, duties and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of law thereof.

8. Time

In computing any period of time prescribed or allowed by the Plan, unless otherwise set forth in the Plan or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

9. Immediate Binding Effect

Notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and Plan Supplement shall be immediately effective and enforceable and deemed binding upon and inure to the benefit of the Debtors, the New First Lien Noteholders, the New Second Lien PIK Toggle Noteholders, the Equity Commitment Parties, and the New Second Lien PIK Toggle Notes Commitment Parties, the Holders of Claims and Interests, the Released Parties, the Exculpated Parties, and each of their respective successors and assigns, including, without limitation, the Reorganized Debtors.

10. Entire Agreement

On the Effective Date, the Plan, the Plan Supplement, and the Confirmation Order shall supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings and representations on such subjects, all of which have become merged and integrated into the Plan.

11. Notice

All notices, requests, and demands to or upon the Reorganized Debtors to be effective shall be in writing and, unless otherwise expressly provided in the Plan, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile or other electronic transmission, when received and telephonically confirmed, addressed as follows:

PACIFIC DRILLING S.A.

11700 Katy Freeway

Houston, TX 77079

(713) 334-6662

Attention: Paul Reese and Lisa Buchanan

Email: p.reese@pacificdrilling.com, l.buchanan@pacificdrilling.com

and

TOGUT, SEGAL & SEGAL LLP

One Penn Plaza, Suite 3335

New York, New York 10119

(212) 594-5000

Attention: Albert Togut, Frank A. Oswald, Kyle J. Ortiz, and Charles M. Persons

E-mail: altogut@teamtogut.com, foswald@teamtogut.com, kortiz@teamtogut.com, cpersons@teamtogut.com

Counsel for Debtors and Debtors in Possession

-and-

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention: Andrew N. Rosenberg and Elizabeth R. McColm

E-mail: arosenberg@paulweiss.com, emccolm@paulweiss.com

Counsel for the Ad Hoc Group

-and-

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036-6522

Attention: Jay M. Goffman and George R. Howard

E-mail: jay.goffman@skadden.com, george.howard@skadden.com

Counsel for QPGL

12. Exhibits

All Exhibits to the Plan are incorporated and are a part of the Plan as if set forth in full therein.

13. Filing of Additional Documents

On or before substantial consummation of the Plan, the Debtors shall file such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, including the Plan Supplement.

14. Conflicts

In the event that provisions of the Disclosure Statement and provisions of the Plan conflict, the terms of the Plan shall govern.

V. RISK FACTORS TO BE CONSIDERED

Parties in interest should read and carefully consider the following factors, as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and/or incorporated by reference herein), before deciding whether to vote to accept or to reject the Plan. This information, however, does not describe the only risks involved in connection with the Plan and its implementation.

The statements contained in this Disclosure Statement are made by the Debtors as of the date hereof unless otherwise specified herein, and the delivery of this Disclosure Statement after that date does not imply that there has been no change in the information set forth herein since that date. The Debtors have no duty to update this Disclosure Statement except as may be required by applicable law.

The Debtors’ advisors have relied upon information provided by the Debtors in connection with the preparation of this Disclosure Statement. Although the Debtors’ advisors have performed certain limited due diligence in connection with the preparation of this Disclosure Statement, they have not independently verified the information contained in this Disclosure Statement.

No representations concerning or related to the Debtors, the Chapter 11 Cases, or the Plan are authorized by the Bankruptcy Court or the Bankruptcy Code, other than as set forth in this Disclosure Statement. Any representations or inducements made to secure your acceptance or rejection of the Plan that are other than as contained in, or included with, this Disclosure Statement should not be relied upon by you in arriving at your decision.

The contents of this Disclosure Statement should not be construed as legal, business, or tax advice. Each Holder of a Claim or Interest should consult his, her, or its own legal counsel and accountant as to legal, tax, and other matters concerning his, her, or its Claim or Interest.

This Disclosure Statement is not legal advice to you. This Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to confirmation of the Plan.

Nothing contained in the Plan will constitute an admission of, or be deemed evidence of, the tax or other legal effects of the Plan on the Debtors or on Holders of Claims or Interests.

A.	Certain Bankruptcy Considerations

1. Failure to Confirm the Plan

If the Plan is not confirmed and consummated, there can be no assurance that the Chapter 11 Cases will continue rather than be converted to liquidation cases under chapter 7 of the Bankruptcy Code. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a plan and requires, among other things, that the value of distributions to dissenting creditors and shareholders not be less than the value of distributions such creditors and shareholders would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.

Although the Debtors believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion or that modifications of the Plan will not be required for confirmation or that such modifications would not necessitate resolicitation of votes.

Further, although the Debtors believe that the Effective Date will occur shortly after the Confirmation Date, there can be no assurance as to such timing. In addition, the Debtors could experience material adverse changes in their liquidity as a result of such delay.

2. Uncertainty of Extraterritorial Recognition of Plan Confirmation

PDSA is incorporated pursuant to, and the rights attaching to their shares are governed by, the laws of Luxembourg. Additionally, many of the other Debtors are incorporated under and their interests are governed by the laws of foreign jurisdictions other than the United States. Although the Debtors will make every effort to ensure that any Confirmation Order entered by the Bankruptcy Court and the steps taken pursuant to the Confirmation Order to implement the Restructuring are recognized and are effective in all applicable jurisdictions, it is possible that if a creditor or stakeholder were to challenge the Restructuring, a foreign court may refuse to recognize the effect of the Confirmation Order.

3. Potential Adverse Effects of Chapter 11

Although the Debtors have sought to make their stay in chapter 11 as brief as possible and to obtain relief from the Bankruptcy Court so as to minimize any potential disruption to their business operations, it is possible that the pendency of the Chapter 11 Cases could materially adversely affect the relationship among the Debtors and their customers, employees, vendors, and service providers. Moreover, because the Debtors’ business operations implicate maritime law, various foreign creditors could assert maritime liens against the Debtors’ assets. The determination of what claim constitutes a maritime lien is determined by local law on a case-by-case basis. Thus, various interested parties may attempt to seize assets located outside of the United States to the detriment of the Debtors, their estates, and creditors, or take other actions in contravention of the automatic stay of section 362 of the Bankruptcy Code.

4. No Assurance of Ultimate Recoveries

There can be no assurances of the actual recoveries to the Debtors’ claimholders. The Debtors cannot assure their claimholders that they will be able to resell any consideration received in respect of their claims at current values or at all.

5. Classification and Treatment of Claims and Interests

Section 1122 of the Bankruptcy Code requires that the Plan classify Claims against and Interests in the Debtors. The Bankruptcy Code also provides that, except for certain Claims classified for administrative convenience, the Plan may place a Claim or Interest in a particular Class only if such Claim or Interest is substantially similar to the other Claims or Interests of such Class. The Debtors believe that all Claims and Interests have been appropriately classified in the Plan.

To the extent that the Bankruptcy Court finds that a different classification is required for the Plan to be confirmed, the Debtors may seek to (1) modify the Plan to provides for whatever classification might be required for confirmation and (2) use the acceptances received from any creditor pursuant to the solicitation for the purpose of obtaining the approval of the Class or Classes of which such creditor ultimately is deemed to be a member. There can be no assurance that the Bankruptcy Court, after finding that a classification was inappropriate and requiring a reclassification, would approve the Plan based upon such reclassification without requiring the Debtors to resolicit votes.

6. Nonconsensual Confirmation

In the event any impaired class of claims or interests entitled to vote on a plan of reorganization does not accept a plan of reorganization, a bankruptcy court may nevertheless confirm such plan at the proponent’s request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes.

7. Risk of Delayed Effective Date

The Debtors may not have sufficient cash available in order to operate their business if the Effective Date is delayed. In that case, the Debtors may need additional postpetition financing, which may increase the costs of consummating the Plan. There is no assurance of the terms on which such financing may be available or if such financing will be available. Any increased costs as a result of the incurrence of additional indebtedness may reduce amounts available to distribute to Holders of Allowed Claims.

8. Risks of Failure to Satisfy Conditions Precedent

Article IX of the Plan provides for certain conditions that must be satisfied (or waived) prior to the Confirmation Date and for certain other conditions that must be satisfied (or waived) prior to the Effective Date. Some of the conditions are outside of the control of the Debtors. There can be no assurance that any or all of the conditions in the Plan will be satisfied (or waived). Accordingly, even if the Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Plan will be consummated and the restructuring completed. If the Plan is not consummated, there can be no assurance that the Chapter 11 Cases would not be converted to chapter 7 liquidation cases or that any new chapter 11 plan would be as favorable to Holders of Claims as the current Plan. Either outcome may materially reduce distributions to Holders of Claims.

B.	Risks Relating to the Reorganized Debtors’ Business and Operations

1. Failure to Identify Litigation Claims or Projected Objections

No reliance should be placed on the fact that a particular litigation claim or projected objection to a particular Claim or Interest is, or is not, identified in this Disclosure Statement. The Debtors may seek to investigate, file, and prosecute Claims and Interests and may object to Claims or Interests after the Confirmation or Effective Date of the Plan irrespective of whether this Disclosure Statement identifies such Claims or Interests or objections to such Claims or Interests.

2. No Assurance of Ultimate Recoveries; Uncertainty of Financial Projections

The Financial Projections attached hereto as Appendix D include projections covering the Reorganized Debtors’ operations. These projections are based on assumptions that are an integral part of the projections, including confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of the Debtors, industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Reorganized Debtors and some or all of which may not materialize. In addition, unanticipated events and circumstances occurring after the date hereof may affect the actual financial results of the Reorganized Debtors’ operations. These variations may be material and may adversely affect the ability of the Reorganized Debtors to make payments with respect to their indebtedness. Because the actual results achieved may vary from projected results, perhaps significantly, the projections should not be relied upon as a guaranty or other assurance of the actual results that will occur.

The business plan was developed by the Debtors with the assistance of their advisors. There can be no assurances that the Debtors’ business plan will not change, perhaps materially, as a result of decisions management and the new board of directors make after fully evaluating the strategic direction of the Debtors and their business plan. Any deviations from the Debtors’ existing business plan would necessarily cause a deviation from the Financial Projections, and could result in materially different outcomes from those projected.

3. Uncertainty of Post-Confirmation Value

The estimate of the post-confirmation value of the Reorganized Debtors is attached hereto as Appendix E. This valuation is based on assumptions that are an integral part of the projections, including confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of the Debtors, industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Reorganized Debtors and some or all of which may not materialize. The valuation assumptions herein are not a prediction of post-confirmation market trading value of the trading prices of the Reorganized Debtors’ assets or equity.

4. Risks Associated with the Debtors’ Business and Industry

The risks associated with the Debtors’ operations, business, and industry are more fully described in the Debtors’ filings with the SEC, including the 2017 Form 20-F. The risks associated with the Debtors’ business and industry described in the Debtors’ SEC filings include, but are not limited to, the following:

•	delay in the recovery of energy-based commodity prices, resulting in a continuing suppression of demand for offshore drilling services;

•	highly competitive and cyclical nature of the contract drilling industry;

•	the Debtors’ ability to secure drilling contracts for its drillships;

•	oversupply of drilling rigs available to service customer base;

•	significant amount of Debtors’ revenue is derived from relatively small number of customers;

•	occurrence of operating hazards inherent in the drilling and operation of oil and natural gas wells;

•	limited ability to obtain financing and pursue business opportunities because of debt level;

•	credit risk relating to nonperformance by customers;

•	no assurance that current backlog of drilling contracts will be ultimately realized;

•	risks of incurring losses or impairments related to vessels;

•	failure to realize cost savings on idle rigs;

•	risks relating to operating in international locations;

•	the impact of governmental laws, regulations, and restrictions that may affect the Debtors’ business from time to time; and

•	national, state, and foreign or international laws or regulatory initiatives focusing on greenhouse gas reduction that may affect the Debtors’ businesses from time to time.

5. Volatility of Offshore Drilling Market

The demand for the Debtors’ services depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and has been and may continue to be materially and adversely affected by the significant decline in the offshore oil and gas industry since mid-2014.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond the Debtors’ control, including:

•	the worldwide production and demand for oil and natural gas and any geographical dislocations in supply and demand;

•	the development of new technologies, alternative fuels, and alternative sources of hydrocarbon production, such as increases in onshore shale production in the United States;

•	worldwide economic and financial problems and corresponding decline in the demand for oil and gas and consequently for the Debtors’ services; and

•

the worldwide social and political environment, including uncertainty or instability resulting from changes in political leadership, an escalation or additional outbreak of armed hostilities, insurrection, or other crises in the Middle East, Africa, South America, or other geographic areas, or acts of terrorism in the United States or elsewhere.

Declines in oil and gas prices for an extended period of time, and market expectations of continued lower oil prices, have negatively affected and could continue to negatively affect the Debtors’ business in the offshore drilling sector. Sustained periods of low oil prices have resulted in and could continue to result in reduced exploration and drilling. These commodity price declines have an effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry, which often results in drilling units of all generations and technical specifications being idle for periods of time. As a result of the low commodity prices, exploration and production companies have significantly reduced capital spending over the last few years, leading to a current oversupply of drilling rigs. The Debtors cannot accurately predict the future level of demand for the Debtors’ services or future conditions in the oil and gas industry. The decrease in exploration, development, or production expenditures by oil and gas companies, and any further decrease, could lead to further reductions in the Debtors’ revenues and materially harm the Debtors’ business and results of operations.

6. Post-Effective Date Indebtedness

Following the Effective Date, the Reorganized Debtors will have outstanding secured indebtedness of approximately $1.0 billion pursuant to the New First Lien Notes Documents and the New Second Lien PIK Toggle Notes Documents. The Reorganized Debtors’ ability to service their debt obligations will depend on, among other things, their future operating performance, which depends partly on economic, financial, competitive, and other factors beyond the Reorganized Debtors’ control. The Reorganized Debtors may not be able to generate sufficient cash from operations to meet their debt service obligations as well as fund necessary capital expenditures and pay operating and general and administrative expenses. In addition, if the Reorganized Debtors need to refinance their debt, obtain additional financing, or sell assets or equity, they may not be able to do so on commercially reasonable terms, if at all.

C.	Risks Relating to Securities to Be Issued Under the Plan

1. There Can Be No Assurance that the Reorganized Debtors’ New Common Shares Will Be Publicly Traded.

There can be no assurance that an active market for the New Common Shares will develop, nor can any assurance be given as to the prices at which such shares might be traded. The New Common Shares will not be listed or traded on any securities exchange on the Effective Date. If a trading market does not develop, holders of the New Common Shares may experience difficulty in reselling such securities or may be unable to sell them at all. Even if such a market were to exist, such securities could trade at prices higher or lower than the value of the New Common Shares implied by the stipulated plan equity value set forth in this Disclosure Statement depending upon many factors, including, without limitation, prevailing interest rates, markets for similar securities, industry conditions, and the performance of, and investor expectations for, the Reorganized Debtors.

2. The New Common Shares, Rights Offering Subscription Rights, and New Common Shares Issued upon Exercise of the Rights Offering Subscription Rights Pursuant to the Rights Offering, Private Placements, Equity Commitment, and Equity Commitment Premium Have Not Been Registered and Will Be Subject to Resale Restrictions.

The New Common Shares, Rights Offering Subscription Rights, and New Common Shares issued upon exercise of the Rights Offering Subscription Rights pursuant to the Rights Offering, Private Placements, Equity Commitment, and Equity Commitment Premium have not been registered under the Securities Act, any state securities laws, or the laws of any other jurisdiction. Accordingly, such securities will be subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to registration, or an applicable exemption from registration, under the Securities Act and other applicable law. In addition, holders of New Common Shares issued pursuant to section 1145(a) of the Bankruptcy Code who are deemed to be “underwriters” under section 1145(b) of the Bankruptcy Code will also be subject to resale restrictions. See Article VI of this Disclosure Statement for a further discussion of the transfer restrictions applicable to the securities.

3. The New Common Shares Are Subject to Potential Dilution.

The ownership percentage represented by the New Common Shares outstanding on the Effective Date will be subject to dilution from any other shares that may be issued post-emergence as authorized by the Reorganized Debtor’s board post-emergence, including through the Management Incentive Plan. In the future, similar to all companies, additional equity financings or other share issuances by any of the Reorganized Debtors could adversely affect the value of the New Common Shares. The amount and dilutive effect of any of the foregoing could be material.

4. Holders of Rights Offering Subscription Rights Who Do Not Exercise Them and Purchase New Common Shares Will Experience Dilution with Respect to New Common Shares They Otherwise Acquire Pursuant to the Plan.

The Equity Purchase Price of the New Common Shares being offering pursuant to the Rights Offering Subscription Rights is at a substantial discount to the value of the New Common Shares implied by the stipulated plan equity value (which may not be the value that could be realized from holding or selling New Common Shares after the Effective Date). Accordingly, Holders of Allowed Term Loan B Claims, 2017 Notes Claims, and 2020 Notes Claims who do not exercise their Rights Offering Subscription Rights will experience dilution with respect to New Common Shares they otherwise acquire pursuant to the Plan, based on the value of the New Common Shares implied by the stipulated plan equity value.

5. The Estimated Valuation of the Reorganized Debtors and the New Common Shares and the Estimated Recoveries to Holders of Allowed Claims Are Not Necessarily Representative of the Private or Public Sale Values of the New Common Shares.

The Debtors’ estimated recoveries to holders of Allowed Claims are not intended to represent the private or public sale values of Reorganized PDSA’s securities. The estimated recoveries are based on numerous assumptions (the realization of many of which are beyond the control of the Reorganized Debtors), including, without limitation: (a) the successful reorganization of the Debtors; (b) an assumed date for the occurrence of the Effective Date; (c) the Debtors’ ability to achieve the operating and financial results included in the Financial Projections; and (d) the Debtors’ ability to maintain adequate liquidity to fund operations.

6. Reorganized PDSA Does Not Anticipate Paying Any Dividends on the New Common Shares for the Foreseeable Future.

Reorganized PDSA expects to retain any future cash flows for debt reduction and to support its operations. In addition, covenants in the documents governing the Reorganized Debtors’ indebtedness may restrict their ability to pay cash dividends and may prohibit the payment of dividends and certain other payments. As a result, for so long as Reorganized PDSA does not pay dividends on the New Common Shares, the success of an investment in the New Common Shares (including the New Common Shares issuable upon exercise of the Rights Offering Subscription Rights) will depend entirely upon any future appreciation in the value of the New Common Shares. There is, however, no guarantee that the New Common Shares will appreciate in value or even maintain their initial value.

7. Small Number of Holders or Voting Blocks May Control the Reorganized Debtors.

Consummation of the Plan may result in a small number of persons owning a significant percentage of the New Common Shares. These persons may, among other things, exercise a controlling influence over the Reorganized Debtors and have the power to elect directors and approve significant transactions.

8. The New Common Shares Are Subordinated to the Reorganized Debtors’ Indebtedness.

In any subsequent liquidation, dissolution, or winding up of the Reorganized Debtors, the New Common Shares would rank below all debt and other creditor claims against the Reorganized Debtors. As a result, holders of the New Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution, or winding up of the Reorganized Debtors until after all the Reorganized Debtors’ obligations to their debt holders and other creditors have been satisfied.

9. The Reorganized Debtors’ Cash Flow May Be Insufficient to Meet Their Debt Obligations.

The Reorganized Debtors’ earnings and cash flow may vary significantly from year to year. Additionally, the Reorganized Debtors’ future cash flow may be insufficient to meet their debt obligations and commitments, including their obligations under the New First Lien Notes and New Second Lien PIK Toggle Notes. Any insufficiency could negatively impact the Reorganized Debtors’ business. A range of economic, competitive, business, and industry factors will affect the Reorganized Debtors’ future financial performance and, as a result, their ability to generate cash flow from operations and to pay their debt. Many of these factors are beyond the Reorganized Debtors’ control.

If the Reorganized Debtors do not generate enough cash flow from operations to satisfy their debt obligations, they may have to undertake alternative financing plans, such as:

•	refinancing or restructuring debt;

•	selling assets;

•	reducing or delaying capital investments; or

•	seeking to raise additional capital.

It cannot be assured, however, that undertaking alternative financing plans, if necessary, would allow the Reorganized Debtors to meet their debt obligations. An inability to generate sufficient cash flow to satisfy their debt obligations or to obtain alternative financing could materially and adversely affect the Reorganized Debtors’ ability to make payments on the New First Lien Notes and New Second Lien PIK Toggle Notes, as well as the Reorganized Debtors’ business, financial condition, results of operations, and prospects.

10. The Rights and Responsibilities of Holders of New Common Shares Are Governed by Luxembourg Law.

The rights and responsibilities of holders of New Common Shares are governed by Luxembourg law and differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including the United States. Reorganized PDSA’s corporate affairs will be governed by its articles of association, as amended from time to time, and by the laws governing companies incorporated in Luxembourg. The rights of Reorganized PDSA’s shareholders and the responsibilities of its board of directors under Luxembourg law may not be as clearly established as they are under the laws of other jurisdictions. Reorganized PDSA may hold all of its shareholder meetings Luxembourg. The holders of the New Common Shares may have more difficulty in protecting their interests in the face of actions by Reorganized PDSA’s board of directors than if Reorganized PDSA were incorporated in the United States.

11. Because Reorganized PDSA Will Be Incorporated Under the Laws of Luxembourg, Holders of New Common Shares May Face Difficulty Protecting Their Interests, and Their Ability to Protect Their Rights Through Other International Courts, Including Courts in the United States, May Be Limited.

Reorganized PDSA will be a public limited liability company incorporated under the laws of Luxembourg, and as a result, it may be difficult for investors to effect service of process within the United States upon Reorganized PDSA or to enforce both in the United States and outside the United States judgments against it obtained in United States courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, a majority of Reorganized PDSA’s directors may be residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on certain of these directors or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is uncertainty as to whether the courts of Luxembourg would (a) enforce judgments of United States courts obtained against Reorganized PDSA predicated upon the civil liability provisions of the federal securities laws of the United States or (b) entertain original actions brought in Luxembourg courts against Reorganized PDSA predicated upon the federal securities laws of the United States.

12. Reorganized PDSA May Not Continue to Be a Reporting Company Under the United States Federal Securities Laws.

PDSA currently files reports with the SEC as a “foreign private issuer.” No assurances can be given that PDSA will continue to file reports with the SEC throughout the Chapter 11 Cases, or that Reorganized PDSA will continue to file such reports after the Effective Date. “Foreign private issuers” are exempt from a number of rules under the United States securities laws and are permitted to file less information with the SEC than United States public companies. For example, foreign private issuers are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that regulates disclosure obligations and procedural requirements related to the solicitation of proxies, consents, or authorizations applicable to a security registered under the Exchange Act. In addition, the officers and directors of a foreign private issuer are exempt from the reporting and “short-swing” profit recovery provisions of section 16 of the Exchange Act and related rules with respect to their purchases and sales of the company’s securities. Moreover, foreign private issuers are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States public companies. Accordingly, there may be less information concerning a foreign private issuer publicly available than there is for United States public companies.

VI. CERTAIN SECURITIES LAW MATTERS

A.	Issuance of the New Common Shares Under Section 1145 of the Bankruptcy Code and Private Placement Exemptions

Except as expressly provided herein, all New Common Shares, Rights Offering Subscription Rights, and New Common Shares issued upon exercise of the Rights Offering Subscription Rights will be issued without registration under the Securities Act or any similar federal, state, or local law in reliance upon either (1) section 1145 of the Bankruptcy Code or (2) section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

The New Common Shares, Rights Offering Subscription Rights, and New Common Shares issued upon exercise of the Rights Offering Subscription Rights issued to the holders of the Allowed Term Loan B Claims, 2017 Notes Claims, and 2020 Notes Claims on account of their respective Claims and in connection with the Rights Offering are expected to be issued without registration under the Securities Act or any similar federal, state, or local law in reliance on section 1145(a) of the Bankruptcy Code.

The New Common Shares issued on account of the Equity Commitment, the Equity Commitment Premium, and the Private Placements are expected to be issued pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

In general, securities issued under section 1145 of the Bankruptcy Code may be resold without registration unless the recipient is an “underwriter” with respect to those securities. The Rights Offering Subscription Rights and the New Common Shares issued pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

B.	Resale of New Common Shares; Definition of Underwriter

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as one who, except with respect to “ordinary trading transactions” of an entity that is not an “issuer”: (1) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such claim or interest; (2) offers to sell securities offered or sold under a plan for the holders of such securities; (3) offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (a) with a view to distribution of such securities and (b) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or (4) is an issuer of the securities within the meaning of section 2(a)(11) of the Securities Act. In addition, a person who receives a fee in exchange for purchasing an issuer’s securities could also be considered an underwriter within the meaning of section 2(a)(11) of the Securities Act.

The definition of an “issuer” for purposes of whether a person is an underwriter under section 1145(b)(1)(D) of the Bankruptcy Code, by reference to section 2(a)(11) of the Securities Act, includes as “statutory underwriters” all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. The reference to “issuer,” as used in the definition of “underwriter” contained in section 2(a)(11) of the Securities Act, is intended to cover “Controlling Persons” of the issuer of the securities. “Control,” as defined in Rule 405 of the Securities Act, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor or its successor under a plan of reorganization may be deemed to be a “Controlling Person” of the debtor or successor, particularly if the management position or directorship is coupled with ownership of a significant percentage of the reorganized debtor’s or its successor’s voting securities. In addition, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns ten percent or more of a class of securities of a reorganized debtor may be presumed to be a “Controlling Person” and, therefore, an underwriter.

Resales of the New Common Shares by entities deemed to be “underwriters” (which definition includes “Controlling Persons”) are not exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Under certain circumstances, holders of New Common Shares who are deemed to be “underwriters” may be entitled to resell their New Common Shares pursuant to the limited safe harbor resale provisions of Rule 144 promulgated under the Securities Act. Generally, Rule 144 promulgated under the Securities Act would permit the public sale of securities received by such Person if the required holding period has been met and, under certain circumstances, current information regarding the issuer is publicly available and volume limitations, manner of sale requirements, and certain other conditions are met. Whether any particular Person would be deemed to be an “underwriter” (including whether the Person is a “Controlling Person”) with respect to the New Common Shares, as applicable, would depend upon various facts and circumstances applicable to that Person. Accordingly, the Debtors express no view as to whether any Person would be deemed an “underwriter” with respect to the New Common Shares and, in turn, whether any Person may freely resell New Common Shares.

Unlike the securities that will be issued pursuant to section 1145(a)(1) of the Bankruptcy Code, any New Common Shares issued in reliance upon section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will be deemed “restricted securities” that may not be offered, sold, exchanged, assigned, or otherwise transferred unless they are registered under the Securities Act or an exemption from registration under the Securities Act is available, including under Rule 144 or Rule 144A promulgated under the Securities Act.

Rule 144 provides an exemption for the public resale of “restricted securities” if certain conditions are met. These conditions vary depending on whether the holder of the restricted securities is an affiliate of the issuer. An affiliate is defined as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.”

A non-affiliate who has not been an affiliate of the issuer during the preceding three months may resell restricted securities after a six-month holding period if at the time of the sale there is available certain current public information regarding the issuer, and may sell the securities after a one-year holding period whether or not there is current public information regarding the issuer. Adequate current public information is available for a reporting issuer if the issuer has filed all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the twelve months preceding the sale of the restricted securities. If the issuer is a non-reporting issuer, adequate current public information is available if certain information about the issuer is made publicly available. The Debtors can provide no assurances that the Reorganized Debtors will continue to be a reporting issuer or that current public information will be available to allow resales by non-affiliates when the six-month holding period expires (approximately six months after the emergence date).

An affiliate may resell restricted securities after the six-month holding period if at the time of the sale certain current public information regarding the issuer is available and may resell the securities after a one-year holding period whether or not there is current public information regarding this issuer, subject in each case to the additional requirements below. As noted above, the Debtors can provide no assurances that this information requirement will be satisfied. The affiliate must also comply with the volume, manner of sale, and notice requirements of Rule 144. First, the rule limits the number of restricted securities (plus any unrestricted securities) sold for the account of an affiliate (and related persons) in any three-month period to the greater of one percent of the outstanding securities of the same class being sold, or, if the class is listed on a stock exchange, the greater of one percent of the average weekly reported volume of trading in such restricted securities during the four weeks preceding the filing of a notice of proposed sale on Form 144. Second, the manner of sale requirement provides that the restricted securities must be sold in a broker’s transaction, which generally means they must be sold through a broker and handled as a routine trading transaction. The broker must receive no more than the usual commission and cannot solicit orders for the sale of the restricted securities except in certain situations. Third, if the sale in any three-month period exceeds 5,000 restricted securities or has an aggregate sale price greater than $50,000, an affiliate must file with the SEC three copies of a notice of proposed sale on Form 144. The sale must occur within three months of filing the notice unless an amended notice is filed.

The Debtors believe that the Rule 144 exemption will not be available with respect to any New Common Shares issued in reliance upon section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder (whether held by non-affiliates or affiliates) until at least six months after the Effective Date. Accordingly, holders of such New Common Shares will be required to hold such New Common Shares for at least six months and, thereafter, to sell New Common Shares only in accordance with the applicable requirements of Rule 144, unless such New Common Shares are transferred pursuant to an effective registration statement or another available exemption from the registration requirements of the Securities Act.

The New Common Shares issued in connection with the Private Placements, the Equity Commitment, if any, and the Equity Commitment Premium will be issued in book-entry form and will bear a restrictive legend. Each book-entry representing, or issued in exchange for or upon the transfer, sale, or assignment of, any such shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [DATE OF ISSUANCE], HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE ”ACT”), OR ANY OTHER APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION THEREUNDER.”

The Reorganized Debtors reserve the right to require certification or other evidence of compliance with Rule 144 or another available exemption as a condition to the removal of such legend or to any resale of the New Common Shares issued in connection with the Private Placements, the Equity Commitment, if any, and the Equity Commitment Premium. The Reorganized Debtors also reserve the right to stop the transfer of any such shares if such transfer is not in compliance with Rule 144 or another available exemption. Any person who receives such shares will be required to acknowledge and agree not to resell such securities except in accordance with Rule 144, when available, or another available exemption and that the securities will be subject to the other restrictions described above.

ANY PERSONS RECEIVING “RESTRICTED SECURITIES” UNDER THE PLAN ARE URGED TO CONSULT WITH THEIR OWN COUNSEL CONCERNING THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION FOR RESALE OF THESE SECURITIES UNDER THE SECURITIES ACT AND OTHER APPLICABLE LAW.

BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER OR AN AFFILIATE AND THE HIGHLY FACT-SPECIFIC NATURE OF THE AVAILABILITY OF EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING THE EXEMPTIONS AVAILABLE UNDER SECTION 1145 OF THE BANKRUPTCY CODE AND RULE 144 UNDER THE SECURITIES ACT, NONE OF THE DEBTORS OR THE REORGANIZED DEBTORS MAKE ANY REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE SECURITIES TO BE DISTRIBUTED UNDER THE PLAN. POTENTIAL RECIPIENTS OF THE SECURITIES TO BE ISSUED UNDER THE PLAN ARE URGED TO CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES. POTENTIAL RECIPIENTS OF NEW COMMON SHARES ARE URGED TO CONSULT THEIR OWN COUNSEL CONCERNING THEIR ABILITY TO FREELY TRADE SUCH SECURITIES WITHOUT COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND ANY APPLICABLE STATE LAW.

C.	Issuance and Resale of the New First Lien Notes and the New Second Lien PIK Toggle Notes

The New First Lien Notes and the New Second Lien PIK Toggle Notes will be issued without registration under the Securities Act or any similar federal, state, or local law in reliance upon section 4(a)(2) of the Securities Act and/or Regulation S and/or Regulation D promulgated thereunder. The New First Lien Notes and the New Second Lien PIK Toggle Notes issued pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act and/or Rule 144, Regulation S and/or Regulation D promulgated thereunder will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities

Act or an available exemption therefrom. Initial purchasers of the New First Lien Notes and the New Second Lien PIK Toggle Notes, as applicable, may resell such notes pursuant to Rule 144A or Regulation S. The New First Lien Notes and New Second Lien PIK Toggle Notes will not be subject to the Trust Indenture Act.

Persons who purchase the New First Lien Notes and the New Second Lien PIK Toggle Notes pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act and/or Rule 144A, Regulation S and/or Regulation D promulgated thereunder will hold “restricted securities.” Holders of restricted securities would, however, be permitted to resell the New First Lien Notes and the New Second Lien PIK Toggle Notes without registration if they are able to comply with the applicable provisions of Rule 144 or Rule 144A (if available) or any other registration exemption under the Securities Act, or if such securities are registered with the SEC.

The Debtors shall, on or before the offering of the New First Lien Notes and the New Second Lien PIK Toggle Notes, take such action as the Debtors shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the offer and sale of the New First Lien Notes and the New Second Lien PIK Toggle Notes under applicable securities and “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification) and, to the extent reasonably requested, any applicable foreign jurisdictions, and, if requested, shall provide evidence of any such action so taken to the New Second Lien PIK Toggle Notes Commitment Parties on or prior to the offering of the New First Lien Notes and the New Second Lien PIK Toggle Notes. The Debtors or the Reorganized Debtors, as applicable, shall pay all reasonable fees and expenses in connection with satisfying its obligations under this paragraph.

The Reorganized Debtors shall use commercially reasonable efforts to promptly make the New First Lien Notes and the New Second Lien PIK Toggle Notes eligible for deposit with The Depository Trust Company; provided, that such efforts shall not involve any material alterations to the anticipated terms or method of offering such securities nor involve any additional expenditures by the Debtors unless clearly immaterial.

VII. U.S. FEDERAL INCOME TAX AND LUXEMBOURG TAX CONSEQUENCES OF THE PLAN

A.	Introduction

The following discussion summarizes certain U.S. federal income tax and Luxembourg tax consequences of the implementation of the Plan to the Debtors, and the U.S. federal income tax consequences to certain Holders of Claims entitled to vote on the Plan. It does not address the U.S. federal income tax consequences to Holders of Claims not entitled to vote on the Plan.

The summary of U.S. federal income tax consequences is based on the Internal Revenue Code of 1986, as amended (the “Tax Code”), the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published administrative rules and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof (collectively, “Applicable U.S. Tax Law”).

The summary of the Luxembourg tax consequences is based on the laws of the Grand-Duchy of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended and the Net Wealth Tax Act of October 16, 1934, as amended, which the Company jointly refers to as the Grand-Duchy of Luxembourg, including the regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date hereof or with a known future effective date and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect).

Changes in the rules or new interpretations of the rules may have retroactive effect and could significantly affect the U.S. federal income tax and Luxembourg tax consequences described below. The Debtors have not requested, and will not request, any ruling or determination from the IRS or any other taxing authority with respect to the tax consequences discussed herein, and the discussion below is not binding upon the IRS, the U.S. courts, or any other tax authority. No assurance can be given that the IRS or any other tax authority would not assert, or that a court would not sustain, a different position than any position discussed herein.

In general, other than with respect to the U.S. Entities (as defined below), the Debtors are not taxpayers in the United States. As such, the Debtors will only take positions with respect to issues of U.S. federal income tax law to the extent they are required to do so by Applicable U.S. Tax Law. Unless stated expressly herein, nothing in this summary should be interpreted to imply that the Debtors will take any particular position with respect to issues of Applicable U.S. Tax Law to the extent the Debtors are not required by Applicable U.S. Tax Law to take a particular position.

This summary does not address non-U.S. (other than Luxembourg), state, local, or non-income tax consequences of the Plan (including such consequences with respect to the Debtors), nor does it purport to address all aspects of U.S. federal income or Luxembourg taxation that may be relevant to a Holder in light of its individual circumstances or to a Holder that may be subject to special tax rules (such as persons who are related to the Debtors within the meaning of the Tax Code, persons liable for alternative minimum tax, U.S. Holders whose functional currency is not the U.S. dollar, U.S. expatriates, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, partnerships (or other entities treated as partnerships or other pass-through entities), beneficial owners of partnerships (or other entities treated as partnerships or other pass-through entities), subchapter S corporations, persons who hold Claims or who will hold any consideration received pursuant to the Plan as part of a straddle, hedge, conversion transaction, or other integrated investment, persons using a mark-to-market method of accounting, Holders of Claims who are themselves in bankruptcy, or persons that hold 10.0% or more of the stock of Reorganized PDSA (including through certain attribution rules)). Furthermore, this summary assumes that a Holder of a Claim holds only Claims in a single Class and holds a Claim only as a “capital asset” (within the meaning of section 1221 of the Tax Code). This summary also assumes that Claims will be treated in accordance with their form for U.S. federal income tax purposes. The U.S. federal income tax and Luxembourg income tax consequences of the implementation of the Plan to the Debtors and Holders of Claims described below also may vary depending on the nature of any Restructuring Transactions that the Debtors engaged in.

This summary does not address the receipt, if any, of property by Holders of Claims other than in their capacity as such (e.g., this summary does not discuss the treatment of any Commitment Premium or similar arrangement or the receipt of any debt or equity interest pursuant to any Commitment Agreement, including the Equity Commitment (other than as expressly described below)). The treatment of the receipt of any such property may vary significantly from the treatment described herein, and Holders of Claims should consult their own tax advisors regarding any applicable consequences.

For purposes of the U.S. federal income tax discussion, a “U.S. Holder” is a Holder of a Claim that is: (1) an individual citizen or resident of the United States for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income; or (4) a trust (a) if a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more United States persons (within the meaning of section 7701(a)(30) of the Tax Code) have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. For purposes of this discussion, a “Non-U.S. Holder” is any Holder of a Claim that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a Holder of a Claim, the tax treatment of a partner (or other beneficial owner) generally will depend upon the status of the partner (or other beneficial owner) and the activities of the entity. Partners (or other beneficial owners) of partnerships (or other entities treated as partnerships or other pass-through entities) that are Holders of Claims should consult their respective tax advisors regarding the federal income tax consequences of the Plan.

As used herein, a “Luxembourg individual holder” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenue) on his or her worldwide income from Luxembourg or foreign sources.

In addition, a “Luxembourg corporate holder” means a corporation or other entity taxable as a corporation (that is organized under the laws of Luxembourg under Article 159 of the Luxembourg Income Tax Act) resident in Luxembourg subject to corporate income tax (impôt sur le revenue des collectivités) and municipal business tax (impôt commercial communal) on its worldwide income from Luxembourg or foreign sources. A Luxembourg corporate holder is also subject to net wealth tax (impôt sur le fortune) on its worldwide wealth.

For purposes of this summary, Luxembourg individual holders and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in New Common Shares other than a Luxembourg Holder.

THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX AND LUXEMBOURG TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM. ALL HOLDERS OF CLAIMS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, NON-U.S., NON-INCOME, AND OTHER TAX CONSEQUENCES OF THE PLAN.

B.	Certain U.S. Federal Income Tax Consequences to the Debtors

As discussed immediately below, the Debtors do not anticipate that the Restructuring Transactions will result in any material U.S. federal income tax consequences to the Debtors. This summary (i) does not address any determinations with respect to “earnings and profits” for U.S. tax purposes and (ii) assumes that any intercompany obligation that is owed by a U.S. Entity (as defined below) to any entity outside of such U.S. Entity’s U.S. federal consolidated tax group is not modified pursuant to the Plan.

1. Cancellation of Debt Income

In general, absent an exception, a debtor will realize and recognize cancellation of debt income (“COD Income”) for U.S. federal income tax purposes upon satisfaction of its outstanding indebtedness for total consideration less than the amount of such indebtedness. The amount of COD Income, in general, is the excess of (i) the adjusted issue price of the indebtedness satisfied, over (ii) the sum of (A) the amount of cash paid, (B) the issue price of any new indebtedness of the debtor issued, and (C) the fair market value of any other consideration (including stock or warrants of the debtor or another entity) given in satisfaction of such indebtedness at the time of the exchange.

A very limited number of entities held directly or indirectly by the Debtors are treated as U.S. entities (or as disregarded entities of other U.S. entities) for U.S. tax purposes (the “U.S. Entities”). None of the U.S. Entities are the primary obligors on the debt that will be modified or discharged pursuant to the Plan, and the Debtors believe that none of obligors on the debt that will be modified pursuant to the Plan are subject to U.S. federal income tax. Although certain of the U.S. Entities guarantee debt that is being modified or discharged pursuant to the Plan, the release or modification of a guarantee generally does not cause U.S. federal income tax consequences to the guarantor unless the guarantor is treated as a primary or co-obligor on the underlying debt instrument under a facts-and-circumstances analysis. The Debtors do not believe that any U.S. Entity would be treated as a primary or co-obligor under these principles. Accordingly, the Debtors (including the U.S. Entities) do not currently expect to realize significant COD Income for U.S. federal income tax purposes as a result of the Restructuring Transactions.

2. Limitation of NOL Carryforard and Other Tax Attributes

Under sections 382 and 383 of the Tax Code, if a corporation undergoes an “ownership change,” the amount of its surviving net operating loss (“NOL”) carryovers, capital loss carryovers, tax credit carryovers, and certain other tax attributes (potentially including losses and deductions that have accrued economically but are unrecognized as of the date of the ownership change) of the Debtors allocable to periods before the Effective Date (collectively, the “Pre-Change Losses”) that may be utilized to offset future taxable income generally is subject to an annual limitation. The rules of section 382 of the Tax Code are complicated, but as a general matter, the Debtors anticipate that the distribution of the New Common Shares pursuant to the Plan will result in an “ownership change” of the Debtors for these purposes, and that the Debtors’ use of their Pre-Change Losses (if any) will be subject to limitation unless an exception to the general rules of section 382 of the Tax Code applies.

(a) General Section 382 Annual Limitation

In general, the amount of the annual limitation to which a corporation that undergoes an “ownership change” would be subject is equal to the product of (i) the fair market value of the stock of the corporation immediately before the “ownership change” (with certain adjustments) multiplied by (ii) the “long-term tax-exempt rate” (which is the highest of the adjusted federal long-term rates in effect for any month in the three-calendar-month period ending with the calendar month in which the “ownership change” occurs).

If a corporation (or affiliated group) has a net unrealized built-in gain at the time of an ownership change (taking into account most assets and items of “built-in” income and deductions), then the section 382 limitation may be increased to the extent that the Reorganized Debtors recognize certain built-in gains in their assets during the five-year period following the ownership change, or are treated as recognizing built-in gains pursuant to the safe harbors provided in IRS Notice 2003-65. If a corporation (or affiliated group) has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of “built-in” income and deductions), then generally built-in losses (including amortization or depreciation deductions attributable to such built-in losses) recognized during the following five years (up to the amount of the original net unrealized built-in loss) will be treated as Pre-Change Losses and similarly will be subject to the annual limitation. In general, a corporation’s (or affiliated group’s) net unrealized built-in gain or net unrealized built-in loss will be deemed to be zero unless it is greater than the lesser of (1) $10.0 million or (2) 15.0% of the fair market value of its assets (with certain adjustments) before the ownership change.

Section 383 of the Tax Code applies a similar limitation to capital loss carryforwards and tax credits. Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year.

Notwithstanding the rules described above, if post-ownership change, a debtor corporation and its subsidiaries do not continue the debtor corporation’s historic business or use a significant portion of its historic business assets in a new business for two years after the ownership change, the annual limitation resulting from the ownership change is zero.

The Debtors do not expect to have material U.S. NOLs or other tax attributes subject to the rules of sections 382 and 383 of the Tax Code at the time of the Restructuring Transactions.

C.	Certain Luxembourg Tax Consequences to the Debtors

Certain of the Debtors, including PDSA, the Debtors’ ultimate parent company, PSAS, and PSS, are Luxembourg-incorporated entities that are tax residents of Luxembourg. As further discussed below, the Debtors do not believe the Plan will have materially adverse Luxembourg income tax consequences.

1. Cancellation of Debt Income

From a Luxembourg Generally Accepted Accounting Principles (“Lux GAAP”) standpoint, debt forgiveness would in principle lead to an increase of the net asset value of the Luxembourg debtor benefitting from the waiver. Such increase would correspond to the amount of the debt forgiven for no consideration. Such increase of the net asset value would also be reflected in the Lux GAAP profit and loss account of that Luxembourg debtor through recognition of COD Income corresponding to the amount of the debt forgiven for no consideration. Based on the principle of accrochement du bilan fiscal au bilan commercial (translated as “tax follows book”) recalled in Article 40 Income Tax Law (“ITL”), which should be considered as the general rule, any COD Income realized upon the cancellation of a debt from a Lux GAAP standpoint should also lead, in principle, to an increase of the net asset value of the debtor for Luxembourg tax purposes.

Article 52 of the Luxembourg ITL relates specifically to gains derived by a Luxembourg corporate debtor upon total or partial debt forgiveness that has occurred in the framework of a financial reorganization aimed at the financial recovery of that debtor (i.e., gain d’assainissement or “reorganization profit”). This article provides that the increase of the net asset value of a Luxembourg corporate debtor resulting from a gain d’assainissement/reorganization profit has to be eliminated from the positive taxable result of the Luxembourg debtor, to the extent only of that result. In other words, it means that the tax exemption applies only to the portion of net gain d’assainissement/reorganization profit exceeding existing tax losses available during the year of the debt forgiveness.

Considering the above, PDSA should benefit from an exemption of COD Income pursuant to Article 52 ITL upon waiver of its debts payable. Based on Article 52 ITL and Article 114(2)(1) ITL, COD Income profit to be derived by PDSA upon waiver of its debts payable should first be offset with existing tax losses carried forward of PDSA and exempt based on Article 52 ITL for the remainder.

As part of the Plan, certain intercompany loans may also be settled through the issuance of equity of the intercompany debtor. Specifically, PDSA has an intercompany loan receivable from PSAS that will be waived as part of the Plan. The Debtors believe that any COD Income resulting from such intercompany debt waiver should qualify for Article 52 ITL. However there is no guarantee that the Luxembourg tax authorities will agree with this position. Because of the existing shareholding relationship between PSAS and PDSA, the Luxembourg tax authorities may consider that the waiver is principally made for financial and personal reasons and, therefore, the application of Article 52 ITL could be challenged. If the provisions of Article 52 ITL cannot apply at the level of PSAS, the amount of the debt waiver should be treated as a hidden capital contribution up to the fair market value of the debt waived and as COD Income for the remainder. The COD Income to be derived by PSAS upon waiver of its debt payable owed to PDSA would remain fully taxable for Luxembourg tax purposes. It could, however, be offset with existing losses carried forward of PSAS. COD Income which could not be offset with losses carried forward of PSAS would remain fully taxable in Luxembourg.

2. Limitation of Net Operating Losses

Luxembourg tax law allows tax losses to offset taxable profits but in practice, special concerns of tax abuse can restrict the use of tax losses after a change of shareholders. Luxembourg jurisprudence has called for a facts and circumstances analysis that could lead to a finding of abuse of law where the loss-generating activity is stopped following a change in ownership and a new profitable business is begun. However, valid commercial reasons should be sufficient to avoid the perception of abuse of law. Also, after a corporate restructuring, utilizing accumulated tax losses within the same group should not be suspect if there are economic reasons beyond using the losses. Finally, the mere conversion of a company’s legal form may, in certain situations, not prevent the company from using the losses to offset future profits. Similarly, the sole change of shareholders should not entail the refusal of the deductibility of the tax losses. However, a change of shareholders together with a change of activity (transfer of the loss-generating assets) and the beginning of a completely new activity by the loss-generating company would significantly increase the risk of characterization of the transaction as tax abusive and the deductibility of the tax losses to be denied.

Because the Luxembourg Debtors will be continue with their historic business after implementation of the Plan, the Debtors do not expect a limitation on utilizing pre-reorganization losses.

D.	Certain U.S. Federal Income Tax Consequences to the Holders of Certain Claims

The following discussion summarizes certain U.S. federal income tax consequences of the implementation of the Plan to Holders of Claims who are U.S. Holders. U.S. Holders of Claims are urged to consult their tax advisors regarding the tax consequences of the Plan.

In general, the U.S. federal income tax treatment of Holders of Claims will depend, in part, on whether the receipt of consideration under the Plan qualifies as an exchange of stock or securities pursuant to a tax-free reorganization or if, instead, the consideration under the Plan is treated as having been received in a fully taxable disposition. Whether the receipt of consideration under the Plan qualifies for reorganization treatment will depend on, among other things, (1) whether the Claim being exchanged constitutes a “security” and (2) whether the Debtor against which a Claim is asserted is the same entity that is issuing the consideration under the Plan.

Neither the Tax Code nor the Treasury Regulations promulgated thereunder defines the term “security.” Whether a debt instrument constitutes a “security” for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable, or contingent, and whether such payments are made on a current basis or accrued. The Debtors have not yet made any determinations regarding the treatment of any particular Claim as a security under U.S. federal income tax law.

1. U.S. Federal Income Tax Consequences to Holders of Term Loan B Claims and 2020 Notes Claims Against PSDA

(a)	In General

Pursuant to the Plan, except to the extent that a U.S. Holder of Term Loan B Claims or 2020 Notes Claims agrees to a less favorable treatment in exchange for full and final satisfaction, settlement, release, and discharge of such Claims, such U.S. Holder will receive its Pro Rata Share of New Common Shares and Rights Offering Subscription Rights.

(b)	U.S. Federal Income Tax Consequences to Holders of Term Loan B Claims and 2020 Notes Claims

(i)	Treatment if Term Loan B Claims and 2020 Notes Claims are “Securities” of PDSA and at Least Some of the Consideration Received Under the Plan Constitutes Stock or Securities of PDSA

If the Term Loan B Claims and 2020 Notes Claims against PDSA are determined to be “securities” of PDSA and at least some of the consideration received is also deemed to be a stock or a “security” of PDSA, then the exchange of such Claims pursuant to the Plan should be treated as a reorganization under the Tax Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or original issue discount (“OID”), and subject to the rules relating to market discount, a U.S. Holder of such a Claim should recognize gain (but not loss), to the extent of the lesser of (1) the amount of gain realized from the exchange (generally equal to the fair market value of all of the consideration (or issue price of debt instruments), including cash, received, minus the U.S. Holder’s adjusted basis, if any, in the Claim) or (2) the cash and the fair market value (or issue price of debt instruments) of “other property” received that is not permitted to be received under sections 354 and 356 of the Tax Code without recognition of gain.

With respect to non-cash consideration that is treated as a “stock or security” of PDSA, such U.S. Holder should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or OID), and subject to the rules relating to market discount, equal to (x) the tax basis of the Claim surrendered, less (y) the cash received, plus (z) gain recognized (if any). The holding period for such non-cash consideration should include the holding period for the exchanged Claims.

With respect to non-cash consideration that is not treated as a “stock or security” of PDSA, U.S. Holders should obtain a tax basis in such property, other than any amounts treated as received in satisfaction of OID, and subject to the rules relating to market discount, equal to the property’s fair market value (or issue price, in the case of debt instruments) as of the date such property is distributed to the U.S. Holder. The holding period for any such property should begin on the day following the receipt of such property.

(ii)	Treatment if the Term Loan B Claims and 2020 Notes Claims Against PDSA Are Not “Securities” of PDSA or None of the Consideration Received Under the Plan Constitutes Stock or Securities of PDSA

If the Term Loan B Claims and 2020 Notes Claims against PDSA are determined not to be “securities” of PDSA or none of the consideration received by a U.S. Holder of such Claim is determined to be a stock or a “security” of PDSA, then the exchange of such Claims pursuant to the Plan should be subject to the same treatment as the 2017 Notes Claims against PDV, as discussed below.

2. U.S. Federal Income Tax Consequences to Holders of 2017 Notes Claims Against Pacific PDV

Pursuant to the Plan, except to the extent that a U.S. Holder of 2017 Notes Claims agrees to a less favorable treatment in exchange for full and final satisfaction, settlement, release, and discharge of such Claims, a U.S. Holder of 2017 Notes Claims will receive its Pro Rata share of New Common Shares and Rights Offering Subscription Rights.

Because none of the consideration being issued is being issued by PDV, although the issue is not free from doubt, the exchange of the 2017 Notes Claims against PDV under the Plan will likely be treated as a taxable exchange under section 1001 of the Tax Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or OID, if any), each U.S. Holder of such Claim should recognize gain or loss equal to the difference between (a) the fair market value of the consideration received in exchange for such Claim; and (b) such U.S. Holder’s adjusted basis, if any, in such Claim. Subject to the rules regarding market discount and accrued interest discussed below, any gain or loss recognized will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder has held the Claim for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

U.S. Holders of such Claims should obtain a tax basis in the non-cash consideration received, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or OID, if any), equal to such property’s fair market value as of the date such property is distributed to the U.S. Holder. The holding period for any such non-cash consideration should begin on the day following the Effective Date.

E.	Exercise of the Rights Offering Subscription Rights

1. Nature of Rights

The characterization of the Rights Offering Subscription Rights or their subsequent exercise for U.S. federal income tax purposes—as simply the exercise of options to acquire the property that is subject to the Rights Offering Subscription Rights or, alternatively, as an integrated transaction pursuant to which the applicable option consideration is acquired directly in partial satisfaction of a U.S. Holder’s Claim—is uncertain. Although the issue is not free from doubt, unless otherwise noted this discussion assumes that the exchange of a Claim for the Rights Offering Subscription Rights (along with the other consideration under the Plan) is a separately identifiable step from the exercise of such Rights Offering Subscription Rights.

2. Exercise of the Rights Offering Subscription Rights

A U.S. Holder that elects to exercise the Rights Offering Subscription Rights will be treated as purchasing, in exchange for its Rights Offering Subscription Rights and the amount of cash funded by the U.S. Holder to exercise the Rights Offering Subscription Rights, the New Common Shares it is entitled to purchase pursuant to the Rights Offering Subscription Rights. Such a purchase will generally be treated as the exercise of an option under general tax principles, and as such a U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it exercises the Rights Offering Subscription Rights. A U.S. Holder’s aggregate tax basis in the New Common Shares will equal the sum of (a) the amount of cash paid by the U.S. Holder to exercise its Rights Offering Subscription Rights plus (b) such U.S. Holder’s tax basis in its Rights Offering Subscription Rights immediately before the option is exercised. A U.S. Holder’s holding period for the New Common Shares received on the Effective Date pursuant to the exercise of the Rights Offering Subscription Rights should begin on the day following the Effective Date.

A U.S. Holder that elects not to exercise the Rights Offering Subscription Rights may be entitled to claim a capital loss equal to the amount of tax basis allocated to the Rights Offering Subscription Rights, subject to any limitations on such U.S. Holder’s ability to utilize capital losses. Such U.S. Holders are urged to consult with their own tax advisors as to the tax consequences of electing not to exercise the Rights Offering Subscription Rights.

F.	Market Discount

Under the “market discount” provisions of the Tax Code, some or all of any gain realized by a U.S. Holder of a Claim who exchanges the Claim for an amount on the Effective Date may be treated as ordinary income (instead of capital gain), to the extent of the amount of “market discount” on the debt instruments constituting the exchanged Claim. In general, a debt instrument is considered to have been acquired with “market discount” if it is acquired other than on original issue and if its holder’s initial tax basis in the debt instrument is less than (1) the stated redemption price at maturity or (2) in the case of a debt instrument issued with OID, its adjusted issue price, by at least a de minimis amount (equal to 0.25% of the stated redemption price at maturity multiplied by the number of remaining whole years to maturity).

Any gain recognized by a U.S. Holder on the taxable disposition of a Claim that had been acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the Claim was considered to be held by the U.S. Holder (unless the U.S. Holder elected to include market discount in income as it accrued using a constant-yield basis).

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF THE MARKET DISCOUNT RULES TO THEIR CLAIMS.

G.	Accrued Interest and OID

To the extent that any amount received by a U.S. Holder of a Claim is attributable to accrued but untaxed interest (or OID) on the debt instruments constituting the surrendered Claim, the receipt of such amount should be taxable to the U.S. Holder as ordinary interest income. Conversely, a U.S. Holder of a Claim may be able to recognize a deductible loss to the extent that any accrued interest previously was included in the U.S. Holder’s gross income but was not paid in full by the Debtors.

The tax basis of any non-cash consideration determined to be received in satisfaction of accrued but untaxed interest (or OID, if any) should generally equal the fair market value of such non-cash consideration. The holding period for any such non-cash consideration should begin on the day following the Effective Date.

If the fair market value of the consideration is not sufficient to fully satisfy all principal and interest on Claims, the extent to which such consideration will be attributable to accrued interest is unclear. Under the Plan, the aggregate consideration to be distributed to Holders of Claims in each Class will be allocated first to the principal amount of Claims, with any excess allocated to unpaid interest that accrued on these Claims, if any. Certain legislative history indicates that an allocation of consideration as between principal and interest provided in a chapter 11 plan of reorganization is binding for U.S. federal income tax purposes, and certain case law generally indicates that a final payment on a distressed debt instrument that is insufficient to repay outstanding principal and interest will be allocated to principal, rather than interest. However, certain Treasury Regulations treat payments as allocated first to any accrued but unpaid interest. The IRS could take the position that the consideration received by the holder should be allocated in some way other than as provided in the Plan.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE ALLOCATION OF CONSIDERATION RECEIVED IN SATISFACTION OF THEIR CLAIMS AND THE FEDERAL INCOME TAX TREATMENT OF ACCRUED BUT UNPAID INTEREST.

H.	Certain U.S. Federal Income Tax Consequences to the Holders Owning and Disposing of New Common Shares

Subject to the discussion regarding the passive foreign investment company (“PFIC”) rules below, distributions, if any, made by Reorganized PDSA out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes and including any taxes withheld from such distribution) with respect to the New Common Shares should generally be taxable to a U.S. Holder as foreign-source ordinary dividend income. Distributions in excess of current and accumulated earnings and profits should be treated as a non-taxable return of capital to the extent of a U.S. Holder’s basis in the New Common Shares and thereafter as capital gain. Reorganized PDSA does not intend to determine its earnings and profits on the basis of U.S. federal income tax principles and, as a result, U.S. Holders should expect to treat all distributions on the New Common Shares as dividends.

Dividends paid on the New Common Shares should not be eligible for the dividends-received deduction generally allowed to U.S. corporations with respect to dividends paid by other U.S. corporations. For non-corporate U.S. Holders, distributions taxed as dividends may be taxable as either (1) ordinary income, or (2) if certain conditions are satisfied, “qualified dividend income.” In order for dividends to be treated as “qualified dividend income,” (a) the New Common Shares must be readily tradable on an established securities market in the United States (such as the NYSE; if the New Common Shares are only traded “over the counter,” even if it is a “listed” over the counter market such as OTC Pink, it is unclear whether this standard would be satisfied); (b) Reorganized PDSA is not a PFIC; (c) the non-corporate U.S. Holder has owned the New Common Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (d) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that dividends will be treated as qualified dividend income in the hands of any particular U.S. Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by Reorganized PDSA in an amount which is equal to or in excess of 10.0% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in a New Common Share. If Reorganized PDSA pays an “extraordinary dividend” that is treated as “qualified dividend income,” then any loss derived by a non-corporate U.S. Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend, while a corporate U.S. Holder may have a reduction in the tax basis of the applicable New Common Shares.

A special set of U.S. federal income tax rules apply to ownership interests (or options to acquire ownership interests) in a PFIC. A non-U.S. corporation is a PFIC in any taxable year in which, after taking into account certain look-through rules, either (i) at least 75.0% of its gross income is passive income or (ii) at least 50% of the average value (in each case determined on a quarterly basis) of its assets is attributable to assets that produce or are held to produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of a subsidiary corporation in which it owns, directly or indirectly, a 25.0% or greater interest, by value. Passive income generally includes, but is not limited to, dividends, interest, rents, royalties, and capital gains. If Reorganized PDSA is a PFIC at any time during which a U.S. Holder owns the New Common Shares, the U.S. Holder would be subject to additional U.S. information return filing requirements and the potentially materially adverse rules discussed below. PDSA has previously disclosed, in connection with Form 20-F filings with the SEC, that it intended to take the position, based on then-current and then-anticipated valuation of assets, including goodwill, and the composition (at the time) of income and assets, that PDSA would not be treated as a PFIC for the tax year at issue or in the foreseeable future. No assurance can be given that the position taken by PDSA in the past would continue to apply in the future or apply in the first instance to Reorganized PDSA, nor would the IRS be bound by such determination. The Debtors have not made a determination as to whether Reorganized PDSA will be a PFIC on the Effective Date or at any point thereafter. Therefore, U.S. Holders are urged to consult their own tax advisors regarding the classification of Reorganized PDSA as a PFIC and any attendant U.S. federal income tax consequences.

The rules relating to PFICs are extremely complex, and U.S. Holders are urged to consult their own tax advisors to determine the consequences of owning New Common Shares in the event that Reorganized PDSA is treated as a PFIC during any taxable year during which a U.S. Holder will own the New Common Shares.

The above discussion assumes Reorganized PDSA is not treated as a controlled foreign corporation (a “CFC”) under Applicable U.S. Tax Law, but no assurance can be made in that regard with respect to any Holder. U.S. Holders are urged to consult their own tax advisors on the consequences of Reorganized PDSA being treated as a CFC with respect to any Holder.

1. Limitation on Use of Capital Losses

A U.S. Holder of a Claim who recognizes capital losses as a result of the distributions under the Plan will be subject to limits on the use of such capital losses. For a non-corporate U.S. Holder, capital losses may be used to offset any capital gains (without regard to holding periods), and also ordinary income to the extent of the lesser of (a) $3,000 ($1,500 for married individuals filing separate returns) or (b) the excess of the capital losses over the capital gains. A non-corporate U.S. Holder may carry over unused capital losses and apply them against future capital gains and a portion of their ordinary income for an unlimited number of years. For corporate U.S. Holders, capital losses may only be used to offset capital gains. A corporate U.S. Holder that has more capital losses than may be used in a tax year may carry back unused capital losses to the three years preceding the capital loss year or may carry over unused capital losses for the five years following the capital loss year.

2. Medicare Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends, and gains from the sale or other disposition of capital assets. U.S. Holders that are individuals, estates, or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of consideration received pursuant to the Plan.

3. Certain Tax Reform Implications for U.S. Persons that Produce Certain Financial Statements

Recently-enacted U.S. tax reform legislation provides that accrual method U.S. Holders that prepare “applicable financial statements” (as defined in section 451 of the Tax Code) generally would be required to include certain items of income (potentially including OID, market discount, and premium) no later than the time such amounts are reflected on the relevant financial statement. This could result in an acceleration of income recognition for income items differing from the above descriptions. U.S. Holders should consult their tax advisors regarding the potential impact of these provisions.

I.	Certain U.S. Federal Income Tax Consequences to Certain Non-U.S. Holders of Claims

Because the issuers of consideration under the Plan are not U.S. entities, there generally should not be any U.S. federal income tax consequences to non-U.S. Holders with respect to the exchange of Claims under the Plan or the ownership or disposition of consideration received pursuant to the Plan.

J.	Certain Luxembourg Tax Consequences to Holders of New Common Shares

1. Tax Regime Applicable to Realized Capital Gains

(a)	Luxembourg Holders

(i)	Luxembourg Individual Holders

A Luxembourg individual holder will be subject to Luxembourg income taxes for capital gains in the following cases: if the New Common Shares (x) represent the assets of a business or (y) were acquired for speculative purposes (i.e., disposed of within six months after acquisition), then any capital gain will be levied at ordinary income tax rates (including unemployment fund contributions), and subject to dependence insurance contribution levied at a rate of 1.4%; and provided that the New Common Shares do not represent the assets of a business, and the Luxembourg individual has disposed of them more than six months after their acquisition, then the capital gains are taxable at half the overall tax rate (including unemployment fund contributions) if the New Common Shares belong to a substantial participation (i.e., shareholding representing more than 10.0% of the share capital, owned by the Luxembourg resident individual or together with his spouse/partner and dependent children, directly or indirectly at any time during the five years preceding the disposal). In this case, the capital gains would also be subject to dependence insurance contribution levied at a rate of 1.4%.

(ii)	Luxembourg Corporate Holders

Capital gains realized upon the disposal of New Common Shares by a fully-taxable resident Luxembourg corporate holder will, in principle, be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 26.01% for the fiscal year ending 2018 for a Luxembourg corporate holder established in Luxembourg City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to Article 166 of the Income Tax Act and the Grand-Ducal Decree of December 21, 2001 (as amended on March 31, 2004) provided that (1) the Luxembourg corporate holder of Common Shares form a stake representing at least 10% of the total share capital in Reorganized PDSA or have a cost price of at least €6,000,000 and (2) such qualifying shareholding has been held for an uninterrupted period of at least twelve (12) months or the Luxembourg corporate holder undertakes to continue to own such qualifying shareholding until such time as the Luxembourg corporate holder has held the New Common Shares in Reorganized PDSA for an uninterrupted period of at least twelve (12) months. In certain circumstances, the latter exemption may not apply; for example; the capital gains exemption (for gains arising on an alienation of the New Common Shares) does not apply to the amount of previously deducted expenses and write-offs related to these New Common Shares.

(b)	Non-Luxembourg Holders

Non-Luxembourg Holders will be subject to Luxembourg taxation for capital gains in the following cases (among others):

Subject to any applicable tax treaty, an individual who is a non-Luxembourg holder of New Common Shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the New Common Shares are attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such New Common Shares if such holder has (together with his or her spouse and underage children) directly or indirectly held a substantial shareholding of more than 10.0% of the total share capital of Reorganized PDSA at any time within a five-year period prior to the disposal of New Common Shares, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least fifteen (15) years and has become a non-resident within the last five years preceding the realization of the gain, or (ii) the disposal of New Common Shares occurs within six months from their acquisition (or prior to their actual acquisition).

A corporate non-Luxembourg Holder, which has a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg to which New Common Shares are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such New Common Shares, which will be subject to corporate income tax and municipal business tax. However, as set forth above for a corporate Luxembourg Holder, gains realized on the sale of the New Common Shares may benefit from the exemption provided for by Article 166 of the Luxembourg Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended on March 31, 2004).

Subject to any applicable tax treaty, a corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the New Common Shares are attributable, and which has held a substantial shareholding of more than 10.0% of the total share capital of Reorganized PDSA at any time within a five-year period prior to the disposal of New Common Shares will be subject to corporate income tax on a gain realized on a disposal of such Common Shares if the disposal of such New Common Shares occurs within six months from their acquisition.

2. Tax Regime Applicable to Distributions

(a)	Luxembourg Withholding Tax

A Luxembourg withholding tax of 15.0% (17.65% if the dividend tax is not charged to the shareholder) is due on dividends and similar distributions to Reorganized PDSA’s shareholders (subject to the exceptions discussed under “Exemption from Luxembourg Withholding Tax—Distributions to Shareholders”). Absent an exception, Reorganized PDSA will be required to withhold at such rate from distributions to the shareholder and pay such withheld amounts to the Luxembourg tax authorities.

(b)	Exemption from Luxembourg Withholding Tax

Dividends and similar distributions paid to Reorganized PDSA’s Luxembourg and non-Luxembourg holders may be exempt from Luxembourg dividend withholding tax if: (i) the shareholder is a qualifying corporate entity holding a stake representing at least 10.0% of the total share capital of Reorganized PDSA or acquired the New Common Shares for at least €1,200,000 (or its equivalent amount in a foreign currency); and (ii) the shareholder has either held this qualifying stake in the capital of Reorganized PDSA for an uninterrupted period of at least twelve (12) months at the time of the payment of the dividend or undertakes to continue to own such qualifying shareholding until such time as it has held the New Common Shares for an uninterrupted period of at least twelve (12) months. Examples of qualifying corporate shareholders are taxable Luxembourg companies, certain taxable companies resident in other European Union member states, capital companies resident in Switzerland subject to income tax without benefiting from an exemption, and companies fully subject to a tax corresponding to Luxembourg corporate income tax that are resident in countries that have concluded a treaty for the avoidance of double taxation with Luxembourg.

Under current Luxembourg tax law, payments to shareholders in relation to a reduction of share capital or share premium are not subject to Luxembourg dividend withholding tax if certain conditions are met, including, for example, the condition that Reorganized PDSA does not have distributable reserves or profits. If Reorganized PDSA has, at the time of the payment to shareholders with respect to their New Common Shares, distributable reserves or profits, a distribution of share capital or share premium will be recharacterized for Luxembourg tax purposes as a distribution of such reserves or earnings subject to withholding tax.

(c)	Reduction of Luxembourg Withholding Tax

Residents of countries that have concluded a treaty for the avoidance of double taxation with Luxembourg may claim application of a reduced rate on or exemption from Luxembourg dividend withholding tax, depending on the terms of the relevant tax treaty.

(d)	50% Dividend Exemption—Credit of Luxembourg Withholding Tax on Dividends and Other Distributions

Luxembourg Holders. Subject to the satisfaction of certain conditions and assuming, in the case of corporate Luxembourg holders, that the participation exemption does not apply, only half of the gross amount of a dividend distributed to a corporate Luxembourg Holder or an individual Luxembourg Holder will be subject to Luxembourg corporate income tax or Luxembourg income tax, respectively. All or part of the withholding tax levied can in principle be credited against the applicable tax.

3. Net Wealth Tax

(a)	Luxembourg Holders

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the New Common Shares held unless (i) such Luxembourg Holder is a legal entity not entitled to a specific net wealth tax exemption based on Luxembourg domestic law; or (ii) the New Common Shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business, or a permanent representative in Luxembourg.

Net wealth tax is levied annually on the net wealth of enterprises resident in Luxembourg at the rate of 0.5% on an amount of unitary value as determined for net wealth tax purposes up to and excluding €500.0 million. When the unitary value exceeds the aforementioned threshold, net wealth tax is calculated as follows: (x) €2.5 million (which corresponds to a rate of 0.5% applied to the amount of €500.0 million); plus (y) 0.05% calculated on the taxable amounts exceeding €500.0 million. The New Common Shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

(b)	Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the New Common Shares held unless the New Common Shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business, or a permanent representative in Luxembourg. No registration tax or stamp duty will be payable by a holder of New Common Shares in Luxembourg solely upon the disposal of New Common Shares by sale or exchange.

4. Estate and Gift Taxes

No estate or inheritance tax is levied on the transfer of New Common Shares upon the death of a holder of New Common Shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes and no gift tax is levied upon a gift of New Common Shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of New Common Shares is a resident of Luxembourg for tax purposes at the time of his death, the New Common Shares are included in its taxable basis for inheritance tax or estate tax purposes.

THE LUXEMBOURG TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF NEW COMMON SHARES SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

K.	U.S. Information Reporting and Backup Withholding

The Debtors will withhold all amounts required by law to be withheld from payments of interest and dividends. The Debtors will also comply with all applicable reporting requirements of the Tax Code. In general, information reporting requirements may apply to distributions or payments made to a Holder of a Claim under the Plan, as well as future payments made with respect to consideration received under the Plan. The Debtors do not expect distributions or payments to holders of Claims under the Plan to be subject to material withholding under the Tax Code.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a U.S. federal income tax return).

In addition, from an information reporting perspective, the Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of specified thresholds. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the holders’ tax returns.

L.	FATCA Withholding

A 30.0% withholding tax may be imposed on the payments of interest and dividends on the consideration received pursuant to the Plan, and after December 31, 2018, on the payments of gross proceeds from the sale or other disposition of exchange consideration that are made to a U.S. Holder or to certain foreign financial institutions, investment funds, and other non-U.S. persons receiving payments on a U.S. Holder’s behalf if such U.S. Holder or such persons fail to comply with certain information reporting requirements (“FATCA Withholding”). Amounts that a U.S. Holder receives could be subject to FATCA Withholding if such U.S. Holder holds the consideration received under the Plan through another person (e.g., a foreign bank or broker) that is subject to FATCA Withholding because it fails to comply with these requirements (even if such Holder would not otherwise have been subject to withholding). Holders should consult their own tax advisors regarding FATCA Withholding.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER’S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF CLAIMS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, NON-U.S., OR NON-INCOME TAX LAW, AND OF ANY CHANGE IN APPLICABLE U.S. TAX LAW.

M.	Importance of Obtaining Professional Tax Assistance

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A CLAIM OR U.S. HOLDER’S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, U.S. HOLDERS OF CLAIMS OR INTERESTS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

VIII. CONFIRMATION OF THE PLAN

A.	Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after appropriate notice, to hold a hearing on confirmation of a chapter 11 plan. The Bankruptcy Court has scheduled the Confirmation Hearing to commence on October 24, 2018 at 11:00 a.m. (prevailing Eastern Time). The Confirmation Hearing may be adjourned from time to time by the Debtors or the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or the filing of a notice on the docket of the Chapter 11 Cases.

B.	Objections

Any objection to confirmation of the Plan (1) must be in writing, (2) must conform to the Bankruptcy Rules and the Local Bankruptcy Rules for the Bankruptcy Court, (3) must set forth the name of the objector, the nature and amount of Claims or Interests held or asserted by the objector against the Debtors’ estates or property, the basis for the objection and the specific grounds therefor, and (4) must be filed with the Bankruptcy Court, with a copy to the chambers of Michael E. Wiles, United States Bankruptcy Court for the Southern District of New York, One Bowling Green, New York, New York, together with proof of service thereof, and served upon the parties listed below so as to be received no later than the Plan Objection Deadline of October 17, 2018 at 4:00 p.m. (prevailing Eastern Time):

PACIFIC DRILLING S.A. 11700 Katy Freeway Houston, TX 77079 (713) 334-6662 Attn: Paul Reese and Lisa Buchanan

TOGUT, SEGAL & SEGAL LLP

One Penn Plaza, Suite 3335

New York, New York 10119

(212) 594-5000

Albert Togut

Frank A. Oswald

Kyle J. Ortiz

Charles M. Persons

Counsel to the Debtors

Brian F. Moore

Kyle J. Ortiz

OFFICE OF THE UNITED STATES TRUSTEE 201 Varick Street, Suite 1006 Attn: Andrea B. Schwartz York, New York 10014 (212) 501-0500

UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

C.	Requirements for Confirmation of the Plan

1. Requirements of Section 1129(a) of the Bankruptcy Code

(a)	General Requirements

At the Confirmation Hearing, the Bankruptcy Court will determine whether the following confirmation requirements specified in section 1129 of the Bankruptcy Code have been satisfied:

(i) The Plan complies with the applicable provisions of the Bankruptcy Code.

(ii) The Debtors have complied with the applicable provisions of the Bankruptcy Code.

(iii) The Plan has been proposed in good faith and not by any means proscribed by law.

(iv) Payment made or promised by the Debtors or by a person issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been approved or is subject to the approval of the Bankruptcy Court as reasonable.

(v) The Debtors have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director, officer, or voting trustee of the Debtors, an affiliate of the Debtors participating in a joint plan with the Debtors, or a successor to the Debtors under the Plan, and the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and equity holders and with public policy.

(vi) With respect to each Class of Claims or Interests, each Holder of an Impaired Claim or Impaired Interest either has accepted the Plan or will receive or retain under the Plan on account of such Holder’s Claim or Interest, property of a value, as of the Effective Date, that is not less than the amount such Holder would receive or retain if the Debtors were liquidated on the Effective Date under chapter 7 of the Bankruptcy Code. See discussion of “Best Interests Test” below.

(vii) Except to the extent the Plan meets the requirements of section 1129(b) of the Bankruptcy Code (discussed below), each class of Claims or Interests has either accepted the Plan or is not impaired under the Plan.

(viii) Except to the extent that the Holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that Administrative Expense Claims will be paid in full on the Effective Date.

(ix) At least one class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a claim in such class.

(x) Confirmation of the Plan is not likely to be followed by the need for further financial reorganization of the Debtors or any successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan. See “Feasibility Analysis” below.

(xi) All fees payable under section 1930 of title 28, as determined by the Bankruptcy Court at the hearing on confirmation of the Plan, have been paid or the Plan provides for the payment of all such fees on the Effective Date of the Plan.

(b)	Best Interests Test

As noted above, the Bankruptcy Code requires that each Holder of an impaired Claim or Interest either (i) accepts the Plan or (ii) receives or retains under the Plan property of a value, as of the Effective Date, that is not less than the value such Holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date. This requirement is referred to as the “best interests test.”

The best interests test requires the Bankruptcy Court to determine what the holders of allowed claims and allowed equity interests in each impaired class would receive from a hypothetical liquidation of the debtor’s assets and properties in the context of a liquidation under chapter 7 of the Bankruptcy Code. To determine if a plan is in the best interests of each impaired class, the value of the distributions from the proceeds of the liquidation of the debtor’s assets and properties (after subtracting the amounts attributable to the aforesaid claims) is then compared with the value offered to such classes of claims and equity interests under the plan.

The Debtors believe that under the Plan all holders of Impaired Claims and Interests will receive property with a value not less than the value such Holder would receive in a liquidation under chapter 7 of the Bankruptcy Code. Annexed as Appendix C hereto is a liquidation analysis prepared by Alix (the “Liquidation Analysis”).

The Liquidation Analysis estimates the recoveries that may result from a hypothetical chapter 7 liquidation based upon a number of assumptions that are described therein. The Liquidation Analysis is solely for the purpose of disclosing to holders of Claims and Interests the effects of a hypothetical chapter 7 liquidation of the Debtors subject to the assumptions set forth therein. There can be no assurance as to values that would actually be realized in a chapter 7 liquidation, nor can there be any assurance that the Bankruptcy Court will accept the Debtors’ conclusions or concur with such assumptions in making its determinations under section 1129(a)(7) of the Bankruptcy Code.

(c)	Feasibility Analysis

The Bankruptcy Code requires that a debtor demonstrate that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization unless contemplated by the Plan. Annexed as Appendix D hereto are Financial Projections showing the Reorganized Debtors anticipated post-Effective Date capital needs and liquidity. The Plan provides the Reorganized Debtors with a capital structure supported by cash flows from operations, proposed transactions, and a substantial working capital infusion from the proceeds of the Rights Offering, the Private Placements, the New First Lien Notes, and the New Second Lien PIK Toggle Notes. This capital will allow the Debtors to emerge from bankruptcy as a reorganized enterprise upon the Effective Date of the Plan and satisfy Allowed Claims and Allowed Interests as provided for in the Plan. Accordingly, the Debtors believe that all Plan obligations will be satisfied without the need for further reorganization of the Debtors.

2. Requirements of Section 1129(b) of the Bankruptcy Code

The Bankruptcy Court may confirm the Plan over the rejection or deemed rejection of the Plan by a class of Claims or Interests if the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such class.

(a)	No Unfair Discrimination

The “no unfair discrimination” test applies to classes of claims or equity interests that are of equal priority and are receiving different treatment under a plan. A chapter 11 plan of reorganization does not discriminate unfairly, within the meaning of the Bankruptcy Code, if the legal rights of a dissenting class are treated in a manner consistent with the treatment of other classes whose legal rights are substantially similar to those of the dissenting class and if no class of claims or equity interests receives more than it legally is entitled to receive for its claims or equity interests. This test does not require that the treatment be the same or equivalent, but that such treatment is “fair.”

The Debtors believe that, under the Plan, all Impaired classes of Claims and Interests are treated in a manner that is fair and consistent with the treatment of other classes of Claims and Interests having the same priority. Accordingly, the Debtors believe the Plan does not discriminate unfairly as to any impaired class of Claims or Interests.

(b)	Fair and Equitable Test

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100% of the allowed amount of the claims in such class. The test sets forth different standards for what is fair and equitable, depending on the type of claims or interests in such class. In order to demonstrate that a plan is “fair and equitable,” the plan proponent must demonstrate the following:

(i) Secured Creditors. With respect to a class of impaired secured claims, a proposed plan must provide the following: (A) that the holders of secured claims retain their liens securing such claims, whether the property subject to such liens is retained by the debtor or transferred to another entity, to the extent of the allowed amount of such claims, and receive on account of such claim deferred cash payments totaling at least the allowed amount of such claim, of a value, as of the effective date of the Plan, of at least the value of such holder’s interest in the estates’ interest in such property, or (B) for the sale, subject to section 363 of the Bankruptcy Code, of any property that is subject to the liens securing such claims, free and clear of such liens, with such liens to attach to the proceeds of such sale, and the treatment of such liens on proceeds under clause (A) or (C) of this paragraph, or (C) that the holders of secured claims receive the “indubitable equivalent” of their allowed secured claim.

The Debtors believe that the Plan satisfies the “fair and equitable” test with respect to all secured Claims.

(ii) Unsecured Creditors. With respect to a class of impaired unsecured claims, a proposed plan must provide the following: either (A) each holder of an impaired unsecured claim receives or retains under the plan property of a value equal to the amount of its allowed claim or (B) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

The Debtors believe that the Plan satisfies the “fair and equitable” test with respect to all unsecured Claims.

(iii) Holders of Equity Interests. With respect to a class of equity interests, a proposed plan must provide the following: (A) that each holder of an equity interest receive or retain on account of such interest property of a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest or (B) that the holder of any interest that is junior to the interests of the class of equity interests will not receive or retain under the Plan on account of such junior interest any property. The Debtors believe that the proposed treatment of Interests under the Plan meets the “fair and equitable” test with respect to all Interests.

3. Alternative to Confirmation and Consummation of the Plan

The Debtors have evaluated several alternatives to the Plan. After studying these alternatives, the Debtors have concluded that the Plan is the best option for the Debtors and their estates and provides substantial recoveries to parties in interest—assuming confirmation and consummation of the Plan. If the Plan is not confirmed and consummated, the alternatives to the Plan include a sale of the Debtors’ assets under section 363 of the Bankruptcy Code or a liquidation of the Debtors under chapter 7 of the Bankruptcy Code.

(a)	Section 363 Sale

If the Plan is not confirmed, the Debtors could seek from the Bankruptcy Court, after notice and a hearing, authorization to sell their assets under section 363 of the Bankruptcy Code. Holders of Claims in Classes 1A–1E, 2A–2E, 3A–3E, 4A, 5B, 6A(i), 6A(ii), and 6C would be entitled to credit bid, subject to the Adequate Protection Order, on any property to which their security interests are attached, and to offset their Claims against the purchase price of the property. In addition, the security interests in the Debtors’ assets held by holders of Claims in Classes 1A–1E, 2A–2E, 3A–3E, 4A, 5B, 6A(i), 6A(ii), and 6C attach to the proceeds of any sale of the Debtors’ assets. After these Claims are satisfied, any remaining funds could be used to pay holders of Priority Tax Claims and General Unsecured Claims. The Debtors would need to file a plan of liquidation or convert the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code in order to distribute any proceeds from a sale.

(b)	Liquidation Under Chapter 7

In a chapter 7 case, a trustee is appointed to liquidate a debtor’s assets and make distributions to creditors in accordance with the priorities established in the Bankruptcy Code. Generally, secured creditors are paid first from the proceeds of sales of their collateral. If any assets remain in the bankruptcy estate after satisfaction of secured creditors’ claims from their collateral, administrative expenses are next to be paid. Unsecured creditors are paid from any remaining sale proceeds, according to their respective priorities. Unsecured creditors with the same priority share in proportion to the amount of their allowed claims in relationship to the total amount of allowed claims held by all unsecured creditors with the same priority. Finally, interest holders receive the balance that remains, if any, after all creditors are paid.

The Debtors believe that the Plan provides a greater recovery to holders of Allowed Term Loan B Claims, 2020 Notes Claims, 2017 Notes Claims, and General Unsecured Claims than would a chapter 7 liquidation. Liquidation under chapter 7 of the Bankruptcy Code would decrease the aggregate proceeds available to holders of Claims and Interests and increase the magnitude of claims to those proceeds.

Liquidating the Debtors’ estates under the Plan likely provides Holders of Allowed Allowed Term Loan B Claims, 2020 Notes Claims, 2017 Notes Claims, and General Unsecured Claims with a larger, more timely recovery because of the fees and expenses that would be incurred in a chapter 7 liquidation, including the potential added time and expense incurred by the chapter 7 trustee and any retained professionals in familiarizing themselves with the Debtors and their estates. These additional administrative expenses involved in the appointment of a chapter 7 trustee and its retained professionals would cause a substantial diminution in the value of the Debtors’ assets. The assets available for distribution to creditors would also be reduced by such additional the claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts which will likely result in an unsecured claim for damages in connection with the cessation of operations.

Based on the Debtors’ analysis, a liquidation of the Debtors’ assets under chapter 7 of the Bankruptcy Code would result in smaller distributions being made to creditors than those provided for under the Plan because of (i) the likelihood that the assets of the Debtors would have to be sold or otherwise disposed of in a less orderly fashion over a short period of time, and (ii) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation. Accordingly, the Debtors believe that the Plan is in the best interests of creditors.

4. Nonconsensual Confirmation

If any Impaired Class of Claims entitled to vote will not accept the Plan by the requisite statutory majority provided in section 1126(c) of the Bankruptcy Code, the Debtors reserve the right to amend the Plan or undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code or both. With respect to impaired Classes of Claims that are deemed to reject the Plan, the Debtors will request that the Bankruptcy Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code.

[Concluded on Following Page]

CONCLUSION AND RECOMMENDATION

The Debtors believe that confirmation and implementation of the Plan is preferable to any other alternative. The Debtors urge all Holders of Impaired Claims entitled to vote under the Bankruptcy Code to vote to accept the Plan in accordance with the instructions provided herein and in the Solicitation Packages.

Dated: August 31, 2018

New York, New York

PACIFIC DRILLING S.A.
(for itself and on behalf of each of the other Debtors)

By:	/s/ Lisa Manget Buchanan
Name: Lisa Manget Buchanan
Title: Senior Vice President, General Counsel, and Secretary

ALBERT TOGUT FRANK A. OSWALD KYLE J. ORTIZ CHARLES M. PERSONS TOGUT, SEGAL & SEGAL LLP One Penn Plaza, Suite 3335 New York, New York 10119 (212) 594-5000 Counsel for PACIFIC DRILLING S.A., et al.